Exhibit 99.5

Kupol Mine and Dvoinoye Mine
Russian Federation
National Instrument 43-101 Technical Report

Prepared for:
Kinross Gold Corporation

Prepared by:
John Sims, AIPG Certified Professional Geologist

Effective Date: March 31, 2015

Kinross Gold Corporation Kupol Mine and Dvoinoye Mine Russian Federation NI 43-101 Technical Report

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Kinross Gold Corporation Kupol Mine and Dvoinoye Mine Russian Federation NI 43-101 Technical Report

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Kinross Gold Corporation Kupol Mine and Dvoinoye Mine Russian Federation NI 43-101 Technical Report

T a b l e s

Table 1-1: Kupol Mineral Resource Statement Exclusive of Reserves	6
Table 1-2: Dvoinoye Mineral Resource Statement Exclusive of Reserves	7
Table 1-3: Kupol Mineral Reserve Statement	7
Table 1-4: Dvoinoye Mineral Reserve Statement	8
Table 1-5: Total Kupol Development and Sustaining Capital for Life of Mine	9
Table 1-6: Kupol Operating Costs	9
Table 1-7: Total Dvoinoye Development and Sustaining Capital for Life of Mine	10
Table 1-8: Dvoinoye Operating Costs	10
Table 1-9: After tax financial analysis results and sensitivities to Gold Price and Discount Rate	10
Table 1-10: After tax financial analysis results and sensitivities to Ruble:USD exchange rate and WTI Oil equivalent energy prices (5% discount rate, $1200/oz gold price)	11
Table 1-11: Life of Mine Production and After Tax Cash Flows	11
Table 4-1: Kupol mineral rights	18
Table 4-2: Dvoinoye mineral rights	18
Table 6-1: Kupol Historical Production	28
Table 6-2: Dvoinoye Historical Production	30
Table 10-1: Kupol Drill Hole Summary	51
Table 10-2: Dvoinoye Drill Hole Summary	54
Table 11-1: Bulk Density – Kupol and Moroshka	58
Table 11-2: Specific Gravity (SG) Used in Resource Estimation	58
Table 11-3: Kupol QA/QC Insertion Rates	62
Table 11-4: Dvoinoye Bulk Density	64
Table 13-1: Summary of Kupol Metallurgical Sampling (2000-2010)	70
Table 13-2: Salient features of the Two Treatment Options	71
Table 13-3: Head Analyses of 650 Zone Test Samples	72
Table 13-4: Gravity Separation Results for 650 Zone Samples	72
Table 13-5: CELP Test Results for the 650 Zone Samples	73
Table 13-6: Ore Samples	74
Table 13-7: Results of Kupol Mine Ore Samples Grindability Tests	75
Table 14-1: Kupol Mineral Resource Statement Exclusive of Reserves	78
Table 14-2: Samples Used in Estimate	79
Table 14-3: Lithological Unit and Vein Type Codes	81
Table 14-4: Wireframe Lithology Codes	81
Table 14-5: Kupol and Moroshka Capping Values by Zone	82
Table 14-6: Kupol Block Model Geometry	83
Table 14-7: Kupol Resource Model Sub-Blocking Sizes	83
Table 14-8: Kupol Estimation Parameters	84
Table 14-9: Block Model Tonnage Factors	84
Table 14-10: Kupol 2014 Reconciliation Metrics	85
Table 14-11: Moroshka Block Model Geometry	86
Table 14-12: Moroshka Resource Model Sub-Blocking Sizes	86
Table 14-13: Moroshka Estimation Parameters	87
Table 14-14: Moroshka Mineral Resource Statement	88

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Kinross Gold Corporation Kupol Mine and Dvoinoye Mine Russian Federation NI 43-101 Technical Report

Table 14-15: Dvoinoye Mineral Resource Statement Exclusive of Reserves	88
Table 14-16: Dvoinoye Wireframes	89
Table 14-17: Dvoinoye Capping Levels	90
Table 14-18: Dvoinoye Block Model Geometry	91
Table 14-19: Dvoinoye 2014 Reconciliation Metrics	92
Table 15-1: Kupol Mineral Reserve Statement	93
Table 15-2: Kupol Dilution Parameters	94
Table 15-3: Dvoinoye Mineral Reserve Statement	97
Table 15-4: Dvoinoye Cut-Off Grades	99
Table 17-1: Kupol 2014 Mill Performance	113
Table 17-2: Dvoinoye 2014 Mill Performance	114
Table 20-1: Kupol Permits and Other Approval Documents	126
Table 20-2: Dvoinoye Permits and Other Approval Documents	129
Table 21-1: Total Kupol Development and Sustaining Capital for Life of Mine	130
Table 21-2: Kupol Operating Costs	130
Table 21-3: Total Dvoinoye Development and Sustaining Capital for Life of Mine	131
Table 21-4: Dvoinoye Operating Costs	131
Table 22-1: After tax financial analysis results and sensitivities to Gold Price and Discount Rate	132
Table 22-2: After tax financial analysis results and sensitivities to Ruble:USD exchange rate and WTI Oil equivalent energy prices (5% discount rate, $1200/oz gold price)	132
Table 22-3: Life of Mine Production and After Tax Cash Flows	133

F i g u r e s

Figure 4-1: Project Location	16
Figure 4-2: Kupol land tenure map	19
Figure 4-3: Dvoinoye License Location Map	20
Figure 5-1: General Layout of the Pevek-Kupol Road	23
Figure 7-1: Kupol Geology Plan View	33
Figure 7-2: Kupol Cross Section of Central Zone	34
Figure 7-3: Kupol Longitudinal Section Looking West	35
Figure 7-4: Dvoinoye regional geology map	36
Figure 7-5: Dvoinoye Local Geology	38
Figure 7-6: Dvoinoye Property Geology	39
Figure 8-1: Dvoinoye Ore Type Cross Section	44
Figure 9-1: Kupol Soil Geochemistry Showing Ag and Au Anomalies in the Deposit Area	46
Figure 9-2: Kupol Deposit Area – Geological Map	47
Figure 9-3: June 2009 Aeromagnetic Survey Data with Interpretation	48
Figure 13-1: Process for Preparing Ore Samples	74
Figure 15-1: Plan view of Kupol underground workings	95
Figure 15-2: Kupol Life of Mine longitudinal section	96
Figure 16-1: Avoca mining method	101
Figure 16-2: Isometric View of Current Underground Development	102
Figure 16-3: Longitudinal and Transverse Mining at Dvoinoye	106

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Kinross Gold Corporation Kupol Mine and Dvoinoye Mine Russian Federation NI 43-101 Technical Report

Figure 17-1: Simplified Kupol Mill Flow Sheet	115
Figure 17-2: Kupol tailings facility – aerial view	117
Figure 17-3: Kupol Tailings Facility, dry stack option	118
Figure 17-4: Kupol Tailings Facility showing dry stack extent	119
Figure 18-1: Kupol Mine Infrastructure	121
Figure 18-2: Dvoinoye Mine Infrastructure	123

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Kinross Gold Corporation Kupol Mine and Dvoinoye Mine Russian Federation NI 43-101 Technical Report

1.	SUMMARY

1.1	Executive Summary

Kinross has prepared a Technical Report for the wholly-owned Kupol and Dvoinoye gold deposits located in Far Eastern Russia. Kinross is using this Technical Report to support disclosure of mineral resources and mineral reserves at the Project. The Technical Report conforms to National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101) and has an effective date of March 31, 2015.

Chukotka Mining and Geological Company (CMGC) is Kinross’ operating entity for Kupol. The Kupol mine is located in the Far East of Russia within the Chukotka Autonomous Okrug (Chukotka A.O.). The mine is approximately 220 km (by air) southeast of the town of Bilibino and 430 km northwest of the town of Anadyr. The Kupol property covers 1,767 ha, with adjacent license areas Kupol West, Kupol East, Kupol North and Levo-Mechkereva.

Northern Gold LLC is Kinross’ operating entity for Dvoinoye. The Dvoinoye mine is located 98 km north of the Kupol mine and processing facilities. The Dvoinoye mine includes two concessions. The Vodorazdelnaya license is a combined reconnaissance and mining claim covering 916 square kilometres. The Dvoinoye exploration and mining license, which covers an area of 5.76 square kilometres including mine operations and associated facilities, is located within the Vodorazdelnaya license.

The Kupol and Dvoinoye orebodies are both high grade gold-silver vein deposits, and both are currently underground mining operations. Ore is shipped by truck from Dvoinoye to Kupol on an all season road. The Kupol mill has a capacity of 4,500 tonnes per day. This capacity was achieved through modifications in 2013 to allow processing of Dvoinoye ore as well as Kupol ore.

Kupol and Dvoinoye are strategic assets for Kinross with strong production and cash flow, located in a region that is believed to have significant future potential.

The combined Kupol-Dvoinoye operation has a net-present value in excess of US$ 1 billion across a range of sensitivities including gold price, energy cost and the Ruble:USD exchange rate.

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Kinross Gold Corporation Kupol Mine and Dvoinoye Mine Russian Federation NI 43-101 Technical Report

1.2	Technical Summary

Property Description, Location and Land Tenure

The Kupol mine is located in the Far East of Russia within the Chukotka Autonomous Okrug (Chukotka A.O.). The mine is approximately 330 km (by air) south-southwest of Pevek and 1,230 km northeast of the town of Magadan. The geographic coordinates for the property are approximately 66° 47’ 00” North and 169° 33’ 00” East. The Dvoinoye mine is located 98 km north of the Kupol mine and processing facilities.

The Kupol property lies within a 3.3 km by 5.3 km license area that is oriented north-south and covers 1,767 ha. The Dvoinoye mine includes two concessions. The Vodorazdelnaya license is a combined reconnaissance and mining claim. It was issued in 2008 and covers a total area of 916 km2. The Dvoinoye exploration and mining license, which covers an area of 5.76 km2 including mine operations and associated facilities, is located within the Vodorazdelnaya license.

Royalties

Kupol is subject to a mineral extraction tax at a rate of 6% for gold and 6.5% for silver, which is calculated based on average gold and silver prices and the proportions of gold and silver in the doré. Other conditions set by the license agreement are as follows: annual throughput will have to be maintained at a minimum of 40,000 t/a, with a total gold recovery of 85% or more and a total silver recovery of 70% or more.

Dvoinoye has mineral extraction tax rates of 6% for gold and 6.5% for silver, but unlike Kupol, the Dvoinoye tax is determined based on the quantities of gold and silver in the ore that is shipped to Kupol for processing.

Permits

For both Kupol and Dvoinoye, exploration, development and mining activities to date have been performed under the appropriate permits, laws and regulations.

Kupol History, Exploration and Drilling

Quartz veins were originally located in the Kupol area in 1966 during a Soviet government 1:200,000 regional mapping program. The main Kupol deposit was discovered by the Bilibino-based, state-funded Anyusk Geological Expedition (the Expedition) in 1995. Gold, silver, arsenic, and antimony anomalies were identified through a 1:200,000 stream sediment geochemical sampling program. During 1996 and 1997, the Expedition completed mapping, prospecting, magnetic and resistivity surveys, and lithogeochemical and soil surveys.

During 1998, two drill holes were drilled and four trenches were excavated. In 1999, Metall, a Chukotka-based, Russian mining company acquired the rights to the deposit and contracted the Expedition to conduct the exploration work.

Drill campaigns completed between 1998 and 2014 included 3,431 surface and underground core drill holes, totalling 466,554 m.

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Kinross Gold Corporation Kupol Mine and Dvoinoye Mine Russian Federation NI 43-101 Technical Report

Kinross acquired the owner of the Kupol property, Bema Gold, in March 2007.

Pre-stripping of the Kupol pit began in September 2007. Process facilities and other infrastructure construction continued throughout spring 2008. The mill was commissioned in May 2008.

Open pit mining continued through 2009 and 2010 and the open pit was completed in 2011. The underground mine began producing ore in May 2007 with access via the South portal.

Mill throughput increased from approximately 3,000 t/d in 2008 to 3,660 t/d in 2012. In 2013, the plant capacity was expanded to 4,500 t/d allow processing of the Dvoinoye ore at the Kupol mill. Kupol mine production increased over time from 3,000 t/d in 2008 to over 3,500 t/d in 2014.

Dvoinoye History, Exploration and Drilling

The first regional geological surveys were completed in the mid-1940s. Mineralization in the Dvoinoye area was identified through regional aeromagnetic, gravimetric, and geochemical exploration programs in the 1960s. Regional geochemical and geophysical surveys continued in the 1980s.

The Dvoinoye deposit was discovered in 1984 through a program of regional soil sampling, geophysical surveys and geological mapping. Early exploration was carried out by the Anyusk State Mining and Geological Company in 1984 and 1985. Over 13,000 m of drilling was completed from 1986 to 1993, and a further 31 cored holes totaling 1,961 m were drilled from 1995 to 2004. Open pit mining began in 1996.

Drill campaigns completed in between 2000 and 2014 included 416 surface and underground core drill holes, totalling 108,387 m.

Kinross acquired Northern Gold, the owner of the Dvoinoye property, in 2010. Commercial production by Kinross began on October 1, 2013.

Kupol Geology and Mineralization

The Kupol deposit is located in the 3,000 km long Cretaceous Okhotsk-Chukotka volcanogenic belt. This belt is interpreted to be an Andean volcanic arc type tectonic setting, with the Mesozoic Anui sedimentary fold belt in a back-arc setting to the northwest of the Kupol region. Russian 1:200,000 scale mapping indicates that the Kupol deposit area is centred within a 10 km wide caldera, along the northwestern margins of the 100 km wide Mechkerevskaya volcano-tectonic “depression”, an Upper Cretaceous bimodal nested volcanic complex. The volcanic succession in the area is 1,300 m thick and consists of a lower sequence of felsic tuffs and ignimbrites, a middle sequence of andesite to andesite-basalt flows and fragmentals capped by felsic tuffs and flows. These sequences are cut and discordantly overlain by basalts of reported Paleogene age. The volcanic rocks unconformably overlie and intrude folded Jurassic sediments.

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Kinross Gold Corporation Kupol Mine and Dvoinoye Mine Russian Federation NI 43-101 Technical Report

The north-south oriented Sredniy-Kaiemraveem River valley to the south and the Stranichniya valley to the north are both inferred to reflect a major deep-seated regional structure. The Kupol structure is inferred to be a splay off this regional structure.

The property is underlain by shallow eastward dipping andesite lithic tuffs, feldspar-hornblende porphyry andesite, and andesite-basalt (trachytic andesite) flows. The andesitic volcanic units are intruded by massive to weakly banded rhyolite dykes, rhyolite and dacite flow-dome complexes, and basalt dykes. The main deposit strikes north-south and has been divided into six contiguous zones. From north to south these are: North Extension, North, Central, Big Bend, South, and South Extension.

The Kupol deposit is considered to be an example of a low-sulphidation epithermal deposit. Low-sulphidation epithermal deposits are high-level hydrothermal systems, which vary in crustal depths from depths of about 1 km to surficial hot spring settings. Host rocks are extremely variable, ranging from volcanic rocks to sediments. Calc-alkaline andesitic compositions predominate as volcanic rock hosts, but deposits can also occur in areas with bimodal volcanism and extensive subaerial ashflow deposits. A third, less common association is with alkalic intrusive rocks and shoshonitic volcanics. Clastic and epiclastic sediments in intra-volcanic basins and structural depressions are the primary non-volcanic host rocks.

Mineralization in the near surface environment takes place in hot spring systems, or the slightly deeper underlying hydrothermal conduits. At greater crustal depth, mineralization can occur above, or peripheral to, porphyry (and possibly skarn) mineralization. Normal faults, margins of grabens, coarse clastic caldera moat-fill units, radial and ring dyke fracture sets, and hydrothermal and tectonic breccias can act as mineralized-fluid channelling structures. Through-going, branching, bifurcating, anastomosing and intersecting fracture systems are commonly mineralized. Mineralization forms where dilatational openings and cymoid loops develop, typically where the strike or dip of veins change. Hanging wall fractures in mineralized structures are particularly favourable for high-grade mineralization.

The mineralization typically includes pyrite, electrum, gold, silver, and argentite. Other minerals can include chalcopyrite, sphalerite, galena, tetrahedrite, and silver sulphosalt and/or selenide minerals. In alkalic host rocks, tellurides, roscoelite and fluorite may be abundant, with lesser molybdenite as an accessory mineral.

Dvoinoye Geology and Mineralization

The Dvoinoye gold-silver deposit is located within the Okhotsk–Chukotka Volcanic Belt (OCVB), an Andean-type continental margin magmatic arc that extends southwest from the Chukotka Peninsula along the East Asian coastline. The OCVB has four distinct segments: two roughly northwest trending segments separated by a longer northeast trending zone and a shorter northeast zone at the far southwest end.

The OCVB is divided into six sectors based on basement lithologies and on compositional differences in the volcanic sequences. The central sectors of the belt are further divided into a plutonic-dominated interior zone and a volcanic-hypabyssal dominated exterior zone. The axial

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Kinross Gold Corporation Kupol Mine and Dvoinoye Mine Russian Federation NI 43-101 Technical Report

boundary corresponds to a gravity boundary (crustal thinning). Dvoinoye, and the Kupol deposit located 98 km to the south, are both located in the exterior zone, at the boundary of the Anadyr and Central Chukotka sectors.

Host rocks at Dvoinoye are Late Cretaceous intermediate-felsic volcanics of the Tytylveyem Suite, which is divided into three units. At Zone 37, the host rock is assigned to the lower unit of the Tytylveyem Suite. The main host rock here is porphyritic dacite lava, containing 20% to 30% phenocrysts (plagioclase, pyroxene and potassium feldspar), in a siliceous aphanitic matrix. Other components of the local geology include crosscutting pyritic hydrothermal breccias that may mainly affect the tuff units. Their distribution and geometry are unclear but at least part of the Zone 37 vein is hosted by narrow siliceous pyritic milled breccias that may be related to larger volume hydrothermal breccias.

The Dvoinoye veins are close to the northern margin of the Ilirney granitic massif. As a result, there is substantial development of dykes, sills, and plugs of generally granitic composition.

Dvoinoye is a low sulphidation epithermal gold-silver vein deposit. The principal vein at Dvoinoye strikes at 040° over a length of at least 800 m. Ore zone width ranges from a few metres to more than 30 m in the central shoot. The vein has been drilled over a vertical extent of about 350 m (including sills). The vein system has a steep to subvertical dip to the southeast. There is evidence that at depth the vein system may shallow in dip, from subvertical to about 70°. There are two main thick quartz veins, within a variably wide envelope of narrower veins and veinlets (stockwork zone). The central shoot represents a blowout in width where the shoot may have a pipe-like form. The bulk of the gold is in the central shoot. At depth and at the southwestern end, the mineralization forms a series of sub-parallel veins, rather than one or two wide veins. Late to post vein block faults probably disrupt vein continuity along strike, especially to the northeast where the fault-bounded granite intrusion is developed.

Mineralization is characterized by low total sulphide content, generally less than one percent, by variable but low gold:silver ratios (average 1:1), and by the presence of considerable free gold in parts of the deposit. The main ore minerals and related sulphides in the vein are native gold, freibergite, pyrite, chalcopyrite, galena, and sphalerite, with minor acanthite. Ore minerals are generally fine-grained. Gold occurs inter-grown with sulphides, free in quartz-illite aggregates, and in places as rare dendritic growth bands.

A wide variety of vein and mineralization textures are recognized, including massive vein, colloform-crustiform banded vein, breccia, and veinlet/stockwork zones. The vein mineralogy consists of quartz-chalcedony (80% to 90%), adularia (5% to 7%), carbonate (up to 5%), illite, and chlorite. The main vein displays a lateral and vertical zonation in mineralization and alteration assemblages, reflecting the evolution of the system spatially and over time. Four styles of gold mineralization have been identified: pink quartz gold; carbonate-base metal gold; chalcedony-ginguro gold-silver; and green quartz breccia.

Kupol Mineral Resources

Mineral Resources are reported for Kupol and the Moroshka Project.

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Kinross Gold Corporation Kupol Mine and Dvoinoye Mine Russian Federation NI 43-101 Technical Report

All geological units such as veins, stockworks, dykes, basalt units, and major faults within the vein/stockwork area were interpreted on north facing cross sections spaced 3 to 25 m apart, depending upon local drill hole spacing. All interpretation work was based on logged vein and stockwork geology and on assay grades. The final interpretation and wireframes are the culmination of many iterations of the process which included wireframe construction on plan/section interpretations at 15 m spaced levels, visual review of plan and section views, and modifications to the interpretation where needed. Logged intervals and blocks were coded from the vein and waste domain wireframes. High gold and silver assays were capped before calculating down-hole composites. Capped and uncapped grades were estimated into blocks using Ordinary Kriging (OK). The block grade estimates were checked visually on screen and on plotted cross sections (composite grades relative to block model grades), comparison of OK with nearest neighbor (NN) and Inverse Distance Squared (ID2) estimates, block model statistics, and swath analysis of grade profiles by northing and elevation.

Mineral Resources for Kupol as at December 31, 2014 are shown in Table 1-1.

Table 1-1: Kupol Mineral Resource Statement Exclusive of Reserves

	Tonnes (000s)	Gold (g/t)	Gold Ounces (000s)	Silver (g/t)	Silver Ounces (000s)
Measured (M)	-	-	-	-	-
Indicated (I)	386	15.97	198	185.1	2,298
M+I	386	15.97	198	185.1	2,298

Inferred	474	12.55	191	199.3	3,034

Notes:
1.	Mineral Resources are exclusive of Mineral Reserves.
2.	Mineral Resources are estimated according to CIM Definitions.
3.	Mineral Resources are estimated at $1,400/oz Au and $22/oz Ag.
4.	Mineral Resources are estimated using a cut-off grade of 6 g/t AuEq. Au equivalency is calculated using a ratio of 0.0157 silver/gold.
5.	This table includes Kupol and Moroshka.

Dvoinoye Mineral Resources

The 2014 resource model was prepared using 31 vein domains based on approximately a 2.0 g/t Au cut-off grade. A ‘Dilution Halo’ wireframe that envelopes all of the veins was also built as well as lithology wireframes. The resources are constrained by planned excavation shapes and are reported without dilution. As in previous models, inverse distance cubed (ID3) was used to estimate the block grades.

Mineral Resources are classified based on the Canadian Institute of Mining, Metallurgy and Petroleum guidelines (CIM, 2014).

Mineral Resources for Dvoinoye as at December 31, 2014 are shown in Table 1-2.

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Kinross Gold Corporation Kupol Mine and Dvoinoye Mine Russian Federation NI 43-101 Technical Report

Table 1-2: Dvoinoye Mineral Resource Statement Exclusive of Reserves

	Tonnes (000s)	Gold (g/t)	Gold Ounces (000s)	Silver (g/t)	Silver Ounces (000s)
Measured (M)	-	-	-	-	-
Indicated (I)	118	9.94	38	20.3	77
M+I	118	9.94	38	20.3	77

Inferred	122	12.10	47	16.6	65

Notes:
1.	Mineral Resources are exclusive of Mineral Reserves.
2.	Mineral Resources are estimated according to CIM Definitions.
3.	Mineral Resources are estimated at $1,400/oz Au and $22/oz Ag.
4.	Mineral Resources are estimated using a full economic cut-off grade of 6.41 g/t Au and an incremental cut-off grade of 2.00 g/t Au.

Kupol Mineral Reserves

Proven and Probable Mineral Reserves for Kupol as at December 31, 2014 are shown in Table 1-3. Mineral Reserves have not been declared for Moroshka. Mineral reserves were estimated using metal prices of US$1200/oz gold and US$20 /oz silver. The Underground mineral reserves are reported at a cutoff grade of 6.0 g/t gold equivalent (capped and diluted).

Table 1-3: Kupol Mineral Reserve Statement

	Tonnes (000s)	Gold (g/t)	Gold Ounces (000s)	Silver (g/t)	Silver Ounces (000s)
Proven	1,236.2	8.61	342.2	112.3	4,464
Probable	6,380.2	8.52	1,746.8	109.1	22,379
Total	7,616.4	8.53	2,089.0	109.6	26,843
Stockpile	259.6	6.90	57.6	84.3	703

Notes:
1.	Mineral Reserves are estimated according to CIM Definitions.
2.	Mineral Reserves are estimated at $1,200/oz Au and $20/oz Ag.
3.	Proven Reserve includes Stockpile.
4.
Mineral Reserves are estimated using a cut-off grade of 6 g/t AuEq. Stockpile reserves are estimated using a cut-off grade of 3.0 g/t AuEq. Au equivalency is calculated using a ratio of 0.0167 silver/gold.

Dvoinoye Mineral Reserves

Proven and Probable Mineral Reserves for Dvoinoye as at December 31, 2014 are shown in Table 1-4. Mineral reserves were estimated using metal prices of US$1,200/oz gold and US$20 /oz silver. The underground Mineral Reserves are stated using a full economic cut-off grade of 7.49 g/t Au and an incremental (mill) cut-off grade of 3.00 g/t Au.

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Kinross Gold Corporation Kupol Mine and Dvoinoye Mine Russian Federation NI 43-101 Technical Report

Table 1-4: Dvoinoye Mineral Reserve Statement

	Tonnes (000s)	Gold (g/t)	Gold Ounces (000s)	Silver (g/t)	Silver Ounces (000s)
Proven	629	18.11	366	27.1	548
Probable	1,508	13.66	662	21.4	1,040
Total	2,137	14.97	1,028	23.1	1,588
Stockpile	198	15.04	96	20.2	128

Notes:
1.	Mineral Reserves are estimated according to CIM Definitions.
2.	Mineral Reserves are estimated at $1,200/oz Au and $20/oz Ag.
3.	Proven Reserve includes Stockpile.
4.	Mineral Reserves are estimated using a full economic cut-off grade of 7.49 g/t Au and an incremental (mill) cut-off grade of 3.00 g/t Au.

Mining Methods

Long hole longitudinal retreat sub level open stoping (the Avoca method) is used at both Kupol and Dvoinoye.  In addition a limited amount of transverse sub level open stoping is also used at Dvoinoye.

Recovery Methods

The Kupol processing plant also processes ore from Dvoinoye. The ores from the two sites are processed in batches, with Dvoinoye ore typically being processed at the start of each month.

The milling process consists of primary crushing and a semi-autogenous grinding (SAG) mill / ball mill grinding circuit, and includes conventional gravity technology followed by whole ore leaching. Merrill-Crowe precipitation is used to produce gold and silver doré bars. Counter-current decantation (CCD) wash thickeners recover soluble gold and silver, and a cyanide destruction system is used to reduce cyanide concentrations to an acceptable level for disposal. The tailings flow by gravity through a pipeline to a conventional tailings impoundment. Doré bars are shipped to the non-ferrous metals plant in Krasnoyarsk. Average mill recovery, based on both Kupol and Dvoinoye ore, is 95% for gold and 85% for silver. The mill availability is 94%.

The mill is designed to process ore on a two shift per day, 365 days per year schedule, at a rate of approximately 4,500 tonnes per day or 1,642,500 tonnes per year. This capacity was achieved through modifications in 2013 to allow processing of Dvoinoye ore as well as Kupol ore.

The tailings facility is being upgraded to allow filter cake disposal of dry tailings, which will increase capacity to provide sufficient storage for current Kupol and Dvoinoye reserves, and would allow for potential future increases in reserves.

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Kinross Gold Corporation Kupol Mine and Dvoinoye Mine Russian Federation NI 43-101 Technical Report

Environmental and Permitting

Kupol and Dvoinoye have in place comprehensive environmental management systems (EMS) and environmental staff charged with monitoring operations to ensure compliance with all permits.

Water and waste management plans are in place to ensure that environmental effects from operations are minimal and controlled.  At Dvoinoye, a significant effort has been made to properly dispose of all waste materials that were left on site by the previous owner.  This included the capping of a closed tailings storage facility and the permitting and construction of a landfill in full compliance with Russian regulations.

All permits required to operate under local, Provincial/State and Federal legislations are in place, and in good standing.

Kupol Capital and Operating Costs

Capital costs at Kupol consist of mine infrastructure and access development, as well as other sustaining capital, which includes mine equipment replacement and tailings facility expansions. Total life of mine sustaining capital costs are $164 million in real terms (Table 1-5).

Table 1-5: Total Kupol Development and Sustaining Capital for Life of Mine

Area	Sustaining Capital ($M)
Capitalized Development	$59
Mine Mobile Equipment	$34
Tailings Facilities	$52
Site Infrastructure	$11
Information Technology	$3
Other	$5
Total	$164

Table 1-6 summarizes life of mine operating costs for Kupol.

Table 1-6: Kupol Operating Costs

Area	Unit	Cost
Mining	(US$/t mined)	60
Processing	(US$/t processed)	58
Site Admin	(US$/t processed)	72

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Kinross Gold Corporation Kupol Mine and Dvoinoye Mine Russian Federation NI 43-101 Technical Report

Dvoinoye Capital and Operating Costs

Dvoinoye capital expenditures are estimated to total $29 million over the life of the mine (Table 1-7). This includes $11 million of remaining capitalized development along with $18 million of additional sustaining capital.

Table 1-7: Total Dvoinoye Development and Sustaining Capital for Life of Mine

Area	Sustaining Capital ($M)
Capitalized Development	11
Mine Mobile Equipment	12
Site Infrastructure	6
Total	29

Table 1-8 summarizes life of mine operating costs for Dvoinoye.

Table 1-8: Dvoinoye Operating Costs

Area	Unit	Cost
Mining	(US$/t mined)	60
Processing	(US$/t)	(Incl. in Kupol)
Site Admin	(US$/t mined)	85
Total	(US$/t mined)	$ 145

Economic Analysis

The economics of the Kupol-Dvoinoye combined operation were evaluated using a real (non-escalated), after-tax discounted cash flow (DCF) model on a 100% project equity (unlevered) basis. Production, revenues, operating costs, capital costs and taxes were considered in the financial model. The main economic assumptions are a US$1,200/oz gold price and a 5% discount rate. Fuel prices are assumed to be the equivalent of a $100 WTI per barrel oil price, and a 35 Ruble per USD exchange rate is used.

The sensitivity of NPV to discount rate and gold price assumptions is shown in Table 1-9, and the sensitivity of NPV to WTI oil price and the Ruble exchange rate is shown in Table 1-10.

Table 1-9: After tax financial analysis results and sensitivities to Gold Price and Discount Rate

Financial metric	Unit	Gold Price (US$/oz)
		1,000	1,100	1,200	1,300	1,400	1,500
NPV at 0% discount rate	US $B	$1.04	$1.26	$1.48	$1.70	$1.91	$2.13
NPV at 5% discount rate	US $B	$0.91	$1.10	$1.29	$1.49	$1.68	$1.87
NPV at 10% discount rate	US $B	$0.80	$0.97	$1.15	$1.32	$1.49	$1.66

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Kinross Gold Corporation Kupol Mine and Dvoinoye Mine Russian Federation NI 43-101 Technical Report

Table 1-10:	After tax financial analysis results and sensitivities to Ruble:USD exchange rate and WTI Oil equivalent energy prices (5% discount rate, $1200/oz gold price)

Financial metric	Unit	Rubles per USD
		35	45	55
NPV at WTI $100 USD/bbl	US $B	$1.29	$1.40	$1.46
NPV at WTI $75 USD/bbl	US $B	$1.32	$1.42	$1.49
NPV at WTI $50 USD/bbl	US $B	$1.35	$1.45	$1.51

Life of mine production and after tax cash flows are shown in Table 1-11.

Table 1-11: Life of Mine Production and After Tax Cash Flows

	Kupol			Dvoinoye			Ore Milled (Mt)	Gold recov’d (koz)	Silver recov’d (koz)	Cash flow $1,200/oz Au $20/oz Ag (US$M)
Year	Ore Mined (Mt)	Au grade (g/t)	Ag grade (g/t)	Ore Mined (Mt)	Au grade (g/t)	Ag grade (g/t)
2015	1.28	9.1	130	0.47	20.5	30.2	1.66	649	4,658	293
2016	1.28	9.2	117	0.50	19.0	28.4	1.66	629	4,521	307
2017	1.27	8.6	122	0.48	9.1	16.3	1.65	459	4,229	219
2018	1.26	7.8	94	0.36	11.4	19.9	1.65	421	3,175	220
2019	1.27	8.3	97	0.13	10.3	15.0	1.65	400	3,225	327
2020	0.99	8.5	100	0.00	0.0	0.0	1.47	335	3,245	218

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Kinross Gold Corporation Kupol Mine and Dvoinoye Mine Russian Federation NI 43-101 Technical Report

2.	INTRODUCTION

Kinross has prepared a Technical Report for the wholly-owned Kupol and Dvoinoye gold deposits (collectively, the Project) located in Far Eastern Russia. Kinross is using this Technical Report to support disclosure of Mineral Resources and Mineral Reserves at the Project. The Technical Report conforms to National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101) and has an effective date of March 31, 2015.

Chukotka Mining and Geological Company (CMGC) is Kinross’ operating entity for Kupol, and Northern Gold LLC is Kinross’ operating entity for Dvoinoye.

All measurement units used in this Technical Report are metric, and currency is expressed in US dollars unless stated otherwise.

Information used to support this Technical Report has been derived from the reports and documents listed in the References section of this Technical Report.

The use of the terms “we”, “us”, “our” or “Kinross” in this Technical Report refer to Kinross Gold Corporation.

2.1	Qualified Persons

The Qualified Person (QP) for this Technical Report is John Sims, AIPG Certified Professional Geologist.

John Sims visited the site most recently in November 2013. During the site visit, John Sims inspected core and surface outcrops, drill platforms and sample cutting and logging areas; discussed geology and mineralization with Project staff; reviewed geological interpretations with staff; and inspected the major infrastructure and current mining operations. All sections in this Technical Report have been prepared under the supervision of Mr. Sims.

Kinross has a "layered" QP structure, involving both corporate and site QPs. Site QPs are geologists or engineers within a particular site’s technical services organization, and are responsible in the first instance for ensuring that the mineral resource and reserve estimates for that site comply with NI 43-101. The corporate QPs are in Kinross' corporate technical services department, and include experienced professionals in resource geology, mining engineering, metallurgy and geotechnical engineering. For the purpose of resource and reserve estimation, the corporate and site QPs work under the supervision of the Kinross Company QP, Mr. Sims. Although Mr. Sims takes sole overall responsibility for the Kinross mineral resource and reserve estimates and this Technical Report, it is Kinross policy that the other key corporate and site technical personnel involved in the process meet the requirements to be a QP under NI 43-101.

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Kinross Gold Corporation Kupol Mine and Dvoinoye Mine Russian Federation NI 43-101 Technical Report

2.2	Information Sources

Information used to support this Technical Report was derived from previous technical reports on the property, and from the reports and documents listed in the References section of this Technical Report.

Preparation of the Mineral Resource estimates included in this report was supervised by John Sims, Vice-President, Technical Services, Reserves and Resources at Kinross, Grant Coad, Technical Services Manager at Kupol and William Dunford, Technical Services Manager at Dvoinoye.

Preparation of the Mineral Reserve estimates included in this report was supervised by John Sims, Vice-President, Technical Services, Reserves and Resources, Peter Bourke, Director, Underground Mining, Kinross Technical Services, Grant Coad, Technical Services Manager at Kupol and William Dunford, Technical Services Manager at Dvoinoye.

2.3	Effective Dates

This report has an effective date of March 31, 2015. Resources and reserves are reported effective December 31, 2014.

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Kinross Gold Corporation Kupol Mine and Dvoinoye Mine Russian Federation NI 43-101 Technical Report

2.4	List of Abbreviations

µ	micron	kPa	Kilopascal
°C	degree Celsius	kWh/t	kilowatt-hour per tonne
°F	degree Fahrenheit	kW	Kilowatt
µg	microgram	kWh	kilowatt-hour
µm	micrometre	L	Liter
a	annum	LFO	light fuel oil
Au	gold	L/s	liters per second
Bbl	barrels	m	metre
Btu	British thermal units	M	mega (million)
C$	Canadian dollars	m2	square metre
cfm	cubic feet per minute	m3	cubic metre
CIL	carbon-in-leach	mbgl	metres below ground level
cm	centimetre	mg/L	milligram per litre
cm2	square centimetre	min	minute
D	cay	masl	metres above sea level
dia.	diameter	mm	Millimetre
Dmt	dry metric tonne	Mt/a	million tonne per year
Dwt	dead-weight ton	MTO	material take-off
Ft	foot	MW	Megawatt
ft/s	foot per second	MWe	megawatt-electrical
ft2	square foot	m3/h	cubic metres per hour
ft3	cubic foot	opt	ounce per short ton
G	gram	oz	Troy ounce (31.1035g)
G	giga (billion)	PAU	preassembly unit
Gal	Imperial gallon	ppm	part per million
g/cm3	gram per cubic centimetre	psig	pound per square inch gauge
g/L	gram per liter	RL	relative elevation
g/t	gram per tonne	s	Second
Gpm	Imperial gallons per minute	st	short ton
gr/ft3	grain per cubic foot	t	metric tonne
gr/m3	grain per cubic metre	t/a	metric tonne per year
ha	hectare	t/d	metric tonne per day
HFO	heavy fuel oil	t/h	metric tonne per hour
hp	horsepower	t/m3	metric tonne per cubic metre
in	inch	US$	United States dollar
in2	square inch	USg	United States gallon
J	joule	USgpm	US gallon per minute
k	thousand (kilo)	V	Volt
kg	kilogram	WBS	work breakdown structure
km	kilometre	wmt	wet metric tonne
km/h	kilometre per hour	yd3	cubic yard
km2	square kilometre	yr	Year
kt/d	thousand tonnes per day

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Kinross Gold Corporation Kupol Mine and Dvoinoye Mine Russian Federation NI 43-101 Technical Report

3.	RELIANCE ON OTHER EXPERTS

In the preparation of the Technical Report, the Qualified Person relied on information provided by internal Kinross legal counsel for the discussion of legal matters in Sections 4, 19, and 20.

Except for the purposes legislated under provincial securities law, any other use of this report by any third parties is at this party’s sole risk.

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Kinross Gold Corporation Kupol Mine and Dvoinoye Mine Russian Federation NI 43-101 Technical Report

4.	PROPERTY DESCRIPTION AND LOCATION

4.1	Locations

The Kupol mine is located in the Far East of Russia within the Chukotka Autonomous Okrug (Chukotka A.O.). The mine is approximately 330 km (by air) south-southwest of Pevek and 1,230 km northeast of the town of Magadan. The Kupol location is shown in Figure 4-1. The geographic coordinates for the property are approximately 66° 47’ 00” North and 169° 33’ 00” East.

The Dvoinoye mine is located 98 km north of the Kupol mine and processing facilities. See Figure 4-1 below.

Figure 4-1: Project Location

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Kinross Gold Corporation Kupol Mine and Dvoinoye Mine Russian Federation NI 43-101 Technical Report

4.2	Mineral Tenure

Kupol

On May 7, 2008, two federal laws came into effect: ‘‘On the Procedure for Foreign Investment in Companies of Strategic Significance for State Defence and Security’’ (Strategic Investments Law) and ‘‘On Amendments to the Subsoil Law’’ (Amendments Law). The Strategic Investments Law sets forth the criteria whereby certain transactions entered into by a foreign investor require prior approval from the authorities representing the Russian Federation. Such approval is required if:

●	A Russian company is engaged in activities which are defined as strategic for the purposes of national security and defense; and/or
●
A potential foreign investor directly or indirectly obtains 25% or more of the voting shares of or there exists some other mechanism for control over (such as a management agreement) the Russian company.

The laws also apply to transactions and agreements entered into outside of the Russian Federation if such transactions or agreements result in the control over the Russian company.

The Strategic Investments Law designates geological study and/or mining work in subsoil areas of federal significance as a strategic activity. According to the Amendments Law, subsoil areas of federal significance, among other things, include those that contain, according to the records of the State Balance of Mineral Reserves as of January 1, 2006, gold reserves of 50 tonnes (or 1,763,698 ounces) or more and/or 500,000 tonnes or more of copper. The law does not designate deposits containing silver in the list of deposits that are deemed ‘‘strategic’’.

In accordance with the Amendments Law, the list of the subsoil areas of federal significance was published on March 5, 2009 by the Ministry of Natural Resources in an official publication approved by the Russian Federation.

Under the new laws and Russian Federation Government Resolution no. 697 dated September 16, 2008, combined license holders are required to seek approval from the Government of the Russian Federation prior to commissioning mining operations on a strategic deposit under a combined license.

In the case of a withdrawal of a license, the Government of the Russian Federation is required to reimburse the expenses incurred in respect of the geological study of the subsoil plot and any tender fee amount paid by the license holder. In addition, the license holder may be paid a finder’s fee by the Government of the Russian Federation at its discretion.

The Kupol property lies within a 3.3 km by 5.3 km license area that is oriented north-south and covers 1,767 ha (Figure 4-2). Kupol licenses are listed in Table 4-1.

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Kinross Gold Corporation Kupol Mine and Dvoinoye Mine Russian Federation NI 43-101 Technical Report

Table 4-1: Kupol mineral rights

Property	License Code	License Name	License Type	Registered Owner	Area (ha)	Expiry Date	% Held by Kinross
Kupol	АНД11305БЭ	Купол	Mining	CJSC Chukotka Mining and Geological Company	1,740	16/03/2024	100
Kupol West	АНД13804БР	Купол Запад	Combined	CJSC Chukotka Mining and Geological Company	23,1601	20/10/2031	100
Kupol East	АНД13803БР	Купол Восток	Combined	CJSC Chukotka Mining and Geological Company	19,400	20/10/2031	100
Kupol North	АНД01242БР	Купол Север	Combined	CJSC Chukotka Mining and Geological Company	74,800	15/12/2039	100
Levo-Mechkereva	АНД01241БР	Лево Мечкерева	Combined	CJSC Chukotka Mining and Geological Company	71,000	15/12/2039	100

1. Excluding Kupol Mining License area

Dvoinoye

The Dvoinoye mine includes two concessions. The Vodorazdelnaya license is a combined reconnaissance and mining claim. It was issued in 2008 and covers a total area of 916.44 square kilometres, excluding the Dvoinoye Mining License area (Figure 4-3). The Dvoinoye licenses are listed in Table 4-2.

The Dvoinoye license was first issued in 2007, and was renewed in 2013. The Company’s ordinary course application to renew the Dvoinoye subsoil license was approved in September 2013 and extends until January 1, 2023. Fees for the use of the Dvoinoye subsoil license, for the purpose of prospecting, exploration and mining, are paid on a regular basis to the authorities.

Table 4-2: Dvoinoye mineral rights

Property	License Code	License Name	License Type	Registered Owner	Area (ha)	Expiry Date	% Held by Kinross
Dvoinoye	АНД01141БЭ	Двойное	Mining	LLC Northern Gold	576	01/01/2023	100
Vodorazdelnaya	АНД01161БР	Водоразделная	Combined	LLC Regionruda	91,644	18/06/2033	100

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Kinross Gold Corporation Kupol Mine and Dvoinoye Mine Russian Federation NI 43-101 Technical Report

410,000 mE
420,000 mE
430,000 mE
440,000 mE
450,000 mE
460,000 mE
7,430,000 mN
7,420,000 mN
7,410,000 mN
7,400,000 mN
7,390,000 mN
7,380,000 mN
Kupol North
Combined License
Kupol West
Combined License
Kupol East
Combined License
Levo-Mechkereva
Combined License
Kupol Mining License
Moroshka
Target
Kinross Gold Corp.
Kupol
Land Tenure
Projection:
UTM Zone 59, Northern Hemisphere (WGS 84)
0 2.5 5 10
kilometres
Mining License
Combined License
Target
Access Road
Stream
River
Contours (40 m)
Vein Trace
Inset Map Area

Figure 4-2: Kupol land tenure map

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Kinross Gold Corporation Kupol Mine and Dvoinoye Mine Russian Federation NI 43-101 Technical Report

Figure 4-3: Dvoinoye License Location Map

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Kinross Gold Corporation Kupol Mine and Dvoinoye Mine Russian Federation NI 43-101 Technical Report

4.3	Royalties and Other Encumbrances

Kupol

Kupol is subject to a mineral extraction tax at a rate of 6% for gold and 6.5% for silver, which is calculated based on average gold and silver prices and the proportions of gold and silver in the doré. Other conditions set by the license agreement are as follows: annual throughput will have to be maintained at a minimum of 40,000 t/a with a total gold recovery of 85% or more, and a total silver recovery of 70% or more. The company that owns Kupol, Chukotka Mining and Geological Company (CMGC), has received final regulatory approval of mineral reserves, which is necessary for commercial extraction of the deposit. Approval was received on October 31, 2008.

Dvoinoye

Dvoinoye has mineral extraction tax rates of 6% for gold and 6.5% for silver, but unlike Kupol, the Dvoinoye tax is determined based on the quantities of gold and silver in the ore that is shipped to Kupol for processing.

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Kinross Gold Corporation Kupal Mine and Dvoinoye Mine Russian Federation NI 43-101 Technical Report

5.	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1	Accessibility

Kupol

The Kupol site is isolated and can only be accessed by air, winter roads, and seasonal summer roads. By winter road, there are a network of roads that is passable between mid-December and mid-April. A paved road travels 35 km from Bilibino south to Keperveem. From Keperveem, a government-maintained winter road travels 140 km along the Anui River to Ilirney. From Ilirney, the winter road travels 160 km southeast to the site. Russian tank vehicles can access the property along these roads from mid-summer to fall.

The main access road from port facilities are from Pevek to the Kupol site. Pevek and Kupol connect with a combined all-season and winter road for a total distance of approximately 450 km (Figure 5-1). As of 2013 an all-season road has been constructed from Kupol to Dvoinoye. This section of road connects to the road to Pevek and permits winter and seasonal summer road access from Pevek to Kupol. A further network of 1,500 km of winter roads and all-season roads connects the site to the southern centre of Magadan.

The Kupol area is accessible by aircraft and helicopter which land on a 1,800 m airstrip north of the camp. Crews and freight are flown to the site on daily flights from Magadan, which take less than three hours to reach Kupol.

Dvoinoye

The Dvoinoye site is isolated and can only be accessed by air (helicopter), by winter roads, or by all-season road from Kupol. There is a network of winter roads that is passable between mid-December and mid-April.

An all-season road connecting the Dvoinoye site and Kupol has been completed. The road is a two lane gravel road with a camp located at the approximate mid-point. The road includes a 110 m long bridge across the Anui River. The road is used for the movement of ore to Kupol and for the transportation of crews and materials between Kupol and Dvoinoye.

By air, the Project site can be accessed by helicopter from Pevek airport (about 1.5 hours), from the Kupol mine (about 40 min), or Bilibino airport (about 45 min). Personnel access to the site is by air to the Kupol airport and then by vehicle to Dvoinoye.

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Kinross Gold Corporation Kupal Mine and Dvoinoye Mine Russian Federation NI 43-101 Technical Report

PEVEK
Service Centre km 21
Road Camp №6 (Optional)
Road Camp №5 (250 km)
Road Camp №4 (210 km)
Yarakvaam Camp 140 km
DVOINOYE MINE
Road Camp №3 (98 km)
Kupol-Dvoinoye road intersection
Road Camp №2 (53 km)
Road Camp №1 (28km)
KUPOL
N
Legend:
Area of Responsibility, CJSC CMGC Pevek Separate Subdivision
Area of Responsibility CJSC Northern Gold
Area of Responsibility CJSC CMGC, Kupol Mine
0 10 20 30 40 50
Kilometres

Kinross Gold Corporation

Dvoinoye Gold Mine

Chukotka Autonomous Okrug, Far East Russia

General Layout of the Pevek-Kupol Road

Figure 5-1: General Layout of the Pevek-Kupol Road

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Kinross Gold Corporation Kupal Mine and Dvoinoye Mine Russian Federation NI 43-101 Technical Report

5.2	Climate

Kupol

Kupol is subject to extremely severe weather consisting of long and cold winters (eight to nine months), overcast weather, and short summer periods (two months). The average annual temperature at the Kupol site is -13°C, ranging from -58°C to 33°C. The total amount of precipitation does not exceed 277 mm. There are less than fifty days with an average daily temperature above 0°C; the first positive temperatures occur in early June and the first negative temperatures occur in early September.

Snow cover appears in the mountainous regions in the middle of September and achieves maximum depth in March. The average depth of snow cover is 38 cm to 45 cm. The duration of stable snow cover is approximately 237 days. Because of the wind, the valleys fill with snowdrifts and the tops of the mountains and steep slopes are blown bare.

Dvoinoye

Dvoinoye is located in a mountainous region north of the Arctic Circle. The area is subject to extremely severe weather consisting of long and cold winters that persist for approximately nine months of the year. The climatic conditions for the area are characterized by an extreme continental subarctic climate. On average, there is snow cover for 246 days per year and the snow depth averages 1.8 m. The average annual air temperature is -13.5°C and the average daily air temperature from December to February is -30°C. The summer is cool with regular fog, rain, and frosts.

5.3	Local Resources and Infrastructure

The overall Kupol-Dvoinoye region is sparsely populated, with approximately 65,000 inhabitants. Of this population, approximately one half of the people live in the districts of Bilibinskii and Anadyrskii. The overall population of the region has declined more than 50% in the last fifteen years.

The land surrounding the Kupol site is currently within the land used by the Lamutskoye agricultural community for reindeer herding and supporting traditional indigenous activities for hunting and gathering. The land is owned and administered by the municipality of Anadyr, region of the Chukotka A.O.

The economy of the Chukotka A.O. is focused on mining and the area is rich in natural resources including tin, mercury, gold, coal, natural gas, and building materials. Other major industries in the region include a nuclear power plant, animal husbandry (reindeer herding), and transportation/shipping. There are no railways or highways in Chukotka. Major seaports include Anadyr and Pevek. Airports serving the Chukotka area are located in Magadan (in Magadan Oblast) and Anadyr, Bilibino, Markovo, and Pevek (in Chukotka A.O.).

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Kinross Gold Corporation Kupal Mine and Dvoinoye Mine Russian Federation NI 43-101 Technical Report

5.4	Physiography and Environment

Kupol

Kupol is situated on a height of land adjacent to the divide between the Arctic Ocean and Bering Sea drainages. The Straichnaya River drains north to the Anui River and the Kaiemveem-Sredniy-Kaiemraveem River system drains into the Mechkereva River to the south.

Topography is moderate, characterized by low rolling hills and occasional flat midland areas. The Kaiemveem River bisects the eastern portion of the Project. Elevation ranges from 755 masl in the northwest to 450 masl in the southeast.

Permafrost is distributed throughout the property area. Depending on geomorphology, the thickness of the permafrost layer ranges from the surface to a depth of 200 m to 320 m, and reaches its maximum depth under riverbeds.

The property is located approximately 40 km north of the tree line and is covered with tundra, rock outcrop and felsenmeer (exposed rock surfaces that have been rapidly broken up by frost action so that the original outcrop is buried under a cover of angular, shattered boulders). Vegetation is limited to lichen, grass and arctic shrubs and flowers.

Dvoinoye

The landscape around Dvoinoye is strongly dissected alpine-type hilly terrain, with glacially modified landforms. Elevations above sea level reach 1,385 m, the relevant difference in elevations with valley bottoms being 300 m to 500 m.

The Project area is drained by the Dvoynaya River and its tributaries with a total catchment area of 220 km². Water flow depends to a considerable extent on the season and precipitation. The Dvoynaya River freezes by the end of September and breaks up in the beginning of June. The Project is in a zone of continuous permafrost (lower boundary varies from 200 m to more than 500 m below the surface). The depth of seasonal thawing varies from 0.02 m to 2.4 m in the river valleys to 2.4 m to 3.0 m on those watershed boundaries composed of hard and semi- hard rocks.

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Kinross Gold Corporation Kupal Mine and Dvoinoye Mine Russian Federation NI 43-101 Technical Report

6.	HISTORY

6.1	Kupol History

Kupol Exploration History

Quartz veins were originally located in the Kupol area in 1966 during a Soviet government 1:200,000 regional mapping program. The main Kupol deposit was discovered by the Bilibino-based, state-funded Anyusk Geological Expedition (the Expedition) in 1995. Gold, silver, arsenic, and antimony anomalies were identified through a 1:200,000 stream sediment geochemical sampling program. During 1996 and 1997, the Expedition completed mapping, prospecting, magnetic and resistivity surveys, and lithogeochemical and soil surveys.

During 1998, two drill holes were drilled and four trenches were excavated. In 1999, Metall, a Chukotka-based, Russian mining company acquired the rights to the deposit and contracted the Expedition to conduct the exploration work.

From 1999 through 2001, an additional 31 trenches and 24 drill holes were completed. In 2000 and 2001, 450 m of the central portion of the vein system was stripped, mapped, and channel sampled in detail. By the end of 2001, the work completed included 3,004 m of drilling in twenty-six drill holes, 5,034 m of trenching, and 3,111 m of channel sampling. Additionally, the majority of the licence area was surveyed and a frame for a small mill was constructed.

Based on this work, a Russian C1+C2 Reserve of 780,000 tonnes containing 835,000 ounces of gold and 9,350,000 ounces of silver at an average grade of 33.3 g/t Au and 372.8 g/t Ag was reported by the Expedition. This “reserve” was prepared in accordance with Russian requirements that do not conform to CIM Definition Standards. Only the results from the work conducted within the stripped area was used for the estimation.

In 2001, two metallurgical samples (145 kg and 1.7 tonnes) were collected and preliminary petrographic and metallurgical testing was conducted by the IRGIRIDMET laboratory in Irkutsk, Russia (Panchenko and Kogan, 2000). Preliminary testing results indicated recoveries of 97.45% for gold and 90.7% for silver based on a 24-hour cyanide leach of gravity concentrate.

In 2002, Metall’s license for the Kupol deposit was reissued to Chukotka Mining and Geological Company (CMGC), which at the time was a newly established subsidiary of Metall. In December 2002, Bema Gold Corporation (Bema) entered into an agreement to acquire up to 75% of CMGC.

In 2003, 166 drill holes totaling 22,256 m were drilled. Fifteen trenches were excavated, but only six, totaling 805.22 m, were mapped and sampled. Additional work

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Kinross Gold Corporation Kupal Mine and Dvoinoye Mine Russian Federation NI 43-101 Technical Report

included metallurgical sampling, a site survey, and hydrological and baseline environmental studies.

In 2004, exploration activities included trenching (two trenches totalling 225.53 m) and exploration, infill, geotechnical, and condemnation drilling (309 drill holes totalling 52,828.50 m) over the entire 3.6 km strike length of the deposit. The vein system was stripped, mapped, and channel sampled (87 channels for 698.89 m) in three separate areas. The channel samples and a set of 63 closely spaced drill holes provided detailed information on vein continuity and were used for assessing dilution and ore loss factors. Additional testing included approximately 3,200 wax-coated density measurements in vein and waste lithologies and an extensive program to define metallurgical domains and confirm recoveries and consumption of reagents. Other activities included metallurgical sampling, reconnaissance mapping, and prospecting. Bema completed a Preliminary Assessment in 2004 and the results indicated that the project should advance to the feasibility study level.

In June 2005, Bema completed a positive feasibility study based on a combined open pit and underground Mineral Reserve estimate totaling 7.1 million tonnes averaging 16.9 g/t Au and 214 g/t Ag. The feasibility study was based on drilling data up to the end of 2004.

The following work was completed in 2005:

●	Infill and exploration drilling along strike, at depth, and on the flanks of the deposit consisting of 197 drill holes totaling 47,744.95 m
●	18 trenches totaling 1,872.23 m
●	Stripping and channel sampling 96 trenches totaling 1,812.94 m
●	Remapping of the property at 1:5,000 scale
●	Remapping and resampling of eight old trenches
●	Sampling for metallurgical testing

In 2006, 62 additional drill holes totaling 16,441 m were drilled on the 650/SEBZ zones, a resource area south of the mine. Surface stripping, mapping, and sampling were conducted on the southerly continuation of the South Zone near the mine portal. Bema reported a new resource for 650/SEBZ in January 2007 prior to its acquisition by Kinross in March 2007. Pre-stripping of the Kupol pit began in September 2007, resulting in stockpiling of 8,903 tonnes of low-grade material.

In 2007, exploration continued on the 650 Zone with 14 drill holes totaling 2,489 m to test the shallow projections of the vein and refine the geologic model of the area. Also during 2007, through its partial ownership of B2 Gold Corp., Kinross continued exploration activities on targets identified on adjacent properties.

By 2007 year-end, mining had initiated on the 654 to 630 benches within a phased design. In 2008, mining in the open pit progressed mainly on the south side on the 630

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Kinross Gold Corporation Kupal Mine and Dvoinoye Mine Russian Federation NI 43-101 Technical Report

to 600 benches and on the north side of the pit on the 654 and 648 benches. Open pit mining continued through 2009 and 2010 and the open pit was completed in 2011.

The underground mine began producing ore in May 2007 with access via the South portal. Ore was extracted from development of four sublevels of the Big Bend Zone. Production from the Big Bend Zone continued in 2008 with the first long hole panel extracted from between the 485 and 500 sublevels in the fall of 2008. Mining in the Big Bend Zone was completed in early 2013. At the end of 2013, production was from the North Zone and development was underway in the South and South Extension zones.

Process facilities and other infrastructure construction continued throughout spring 2008. The mill was commissioned in May 2008. Mill throughput increased from approximately 3,000 t/d in 2008 to 3,660 t/d in 2012. In 2013, the plant capacity was expanded to 4,500 t/d allow processing of the Dvoinoye ore at the Kupol mill. Kupol mine production increased over time from 3,000 t/d in 2008 to over 3,500 t/d in 2014.

Kupol Production History

First gold production from Kupol occurred in May 2008. Production history is tabulated in Table 6-1.

Table 6-1: Kupol Historical Production

Year	Tonnes Milled	Au Grade (g/t)	Ag Grade (g/t)	Au Production (oz)	Ag Production (oz)
2008	648,332	28.2	324.8	541,962	5,567,654
2009	1,143,517	22.8	266.9	802,715	8,204,986
2010	1,162,521	18.0	217.0	629,275	6,672,279
2011	1,238,225	13.4	195.3	505,032	6,590,255
2012	1,299,210	12.1	169.6	465,721	6,032,478
2013	1,394,581	10.6	134.2	433,785	4,949,005
2014	1,297,236	9.5	108.1	369,378	3,869,336
Total	8,183,622	15.2	190.3	3,747,868	41,885,993

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Kinross Gold Corporation Kupal Mine and Dvoinoye Mine Russian Federation NI 43-101 Technical Report

6.2	Dvoinoye History

Dvoinoye Exploration History

The first regional geological surveys were completed in the mid-1940s. Mineralization in the Dvoinoye area was identified through regional aeromagnetic, gravimetric, and geochemical exploration programs in the 1960s. Regional geochemical and geophysical surveys continued in the 1980s.

The Dvoinoye deposit was discovered in 1984 through a program of regional soil sampling, geophysical surveys and geological mapping. Early exploration of Zone 1 was carried out by the Anyusk State Mining and Geological Company (Anyusk) in 1984 and 1985. Anyusk produced Russian category C1 and C2 reserves and put them into the balance of their subsidiary, AOZT Severnoye Zoloto Company. Over 13,000 m of drilling was completed from 1986 to 1993, and a further 31 cored holes totaling 1,961 m were drilled from 1995 to 2004.

Open pit mining from Zone 1 began in 1996. Mining from Zone 8 started in 2002 and 2003. In total, 167,620 t of ore at 47.3 g/t Au containing 255,019 oz of gold was extracted from Zones 1 and 8 until 2007, with a total volume mined of 40,949 m³. As a result of greenfield and brownfield exploration, several separate orebodies (notably Zones 1, 2, 8, 36, 37, and 38) were delineated.

In July 2007, the Dvoinoye deposit was purchased by companies that are part of the Millhouse LLC group of companies. Since that acquisition, most exploration effort has been directed toward establishing resources in the contiguous Zones 37 and 38, which lie to the west of Zones 1 and 8. Mineralization in Zone 37 cropped out and was worked by open pit methods, whereas Zone 38 is under a cover of volcanic rocks and sills.

Through its affiliated company Regionruda, Millhouse purchased the licence to the surrounding Vodorazdelnaya area at an auction in May 2008.

In June 2009, 145 boreholes (from 46 m to 382 m deep) were drilled in Zones 37 and 38. The results of 103 of these holes (for 26,522 m) were used in Micromine’s January 2009 JORC compliant estimate of Indicated and Inferred Mineral Resources for Zones 37 and 38.

In December 2009, IMC Montan (IMC) completed an evaluation of resources and reserves (JORC compliant) based on detailed exploration in Zones 37 and 38.

In January 2010, Severnoye Zoloto estimated Russian reserves for Dvoinoye and submitted the estimates to the State Committee on Mineral Reserves (GKZ) for approval. GKZ approved Russian C1 and C2 reserves for Dvoinoye totaling 3.48 Mt grading 18.6 g/t Au and 27.0 g/t Ag.

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Kinross Gold Corporation Kupal Mine and Dvoinoye Mine Russian Federation NI 43-101 Technical Report

On August 27, 2010, Kinross completed the acquisition of 100% of the participatory interests in Northern Gold and Regionruda. Prior to the acquisition, the Russian Federation Government approved of Kinross’ 100% ownership of Dvoinoye as a strategic deposit. Kinross completed construction of a temporary camp in 2010 and submitted a five year exploration program which was approved by government authorities. Exploration activities under the direction of Kinross started in late June 2010 and comprised primarily diamond drilling and validation of Northern Gold’s previously completed analyses.

A scoping study for Dvoinoye was completed by Hatch in January 2011, and mining of the decline started after regulatory approval of the exploration program. A feasibility study by Hatch was started in February 2011, and construction of site infrastructure facilities began in March 2011.

By the end of October 2011, Northern Gold had completed 163 diamond drill holes totaling 43,425 m for geology and resource confirmation at Zone 37 as well as 30 diamond core holes totaling 3,239 m for engineering and geotechnical purposes including condemnation drilling at the new infrastructure area. In addition, six holes totaling 1,650 m had been drilled at Zone 8. For the same period, a total of 13,067 samples were assayed, including 9,246 regular and 2,931 control samples from the Kinross drill holes and respectively 704 and 186 samples were collected from stored historical drill core and re-assayed. From 2006 till the end of October 2011, 357 boreholes with the total length of about 91,881 m were drilled in Zones 37, 38, and 8. Approximately 23,063 samples were taken and analyzed.

The Hatch Feasibility Study was completed in March 2012.

Dvoinoye Production History

Commercial production by Kinross began on October 1, 2013. All ore is sold to CMGC under an Ore Purchase Agreement and is processed at Kupol mill. Production history is tabulated in Table 6-2.

Table 6-2: Dvoinoye Historical Production

Year	Tonnes Milled	Au Grade (g/t)	Ag Grade (g/t)	Au Production (oz)	Ag Production (oz)
2013	46,490	28.9	46.6	41,741	60,841
2014	367,477	27.7	39.5	317,809	403,707
Total	413,967	27.9	40.3	359,550	464,548

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Kinross Gold Corporation Kupal Mine and Dvoinoye Mine Russian Federation NI 43-101 Technical Report

7.	GEOLOGICAL SETTING AND MINERALIZATION

7.1	Kupol Geology

Kupol Regional Geology

The Kupol deposit is located in the 3,000 km long Cretaceous Okhotsk-Chukotka volcanogenic belt. This belt is interpreted to be an Andean volcanic arc type tectonic setting, with the Mesozoic Anui sedimentary fold belt in a back-arc setting to the northwest of the Kupol region. Russian 1:200,000 scale mapping indicates that the Kupol deposit area is centred within a 10 km wide caldera, along the northwestern margins of the 100 km wide Mechkerevskaya volcano-tectonic “depression”, an Upper Cretaceous bimodal nested volcanic complex. The volcanic succession in the area is 1,300 m thick and consists of a lower sequence of felsic tuffs and ignimbrites, a middle sequence of andesite to andesite-basalt flows and fragmentals capped by felsic tuffs and flows. These sequences are cut and discordantly overlain by basalts of reported Paleogene age. The volcanic rocks unconformably overlie and intrude folded Jurassic sediments.

The north-south oriented Sredniy-Kaiemraveem River valley to the south and the Stranichniya valley to the north are both inferred to reflect a major deep-seated regional structure. The Kupol structure is inferred to be a splay off this regional structure.

Kupol Local and Site Geology

The property is underlain by shallow eastward-dipping andesite lithic tuffs, feldspar-hornblende porphyry andesite, and andesite-basalt (trachytic andesite) flows. The andesitic volcanic units are intruded by massive to weakly banded rhyolite dykes, rhyolite and dacite flow-dome complexes, and basalt dykes. The main deposit strikes north-south and has been divided into six contiguous zones. From north to south these are: North Extension, North, Central, Big Bend, South, and South Extension.

The volcanic stratigraphy of the Kupol deposit comprises rocks of andesitic composition that have been divided into three principal groups (flows, volcaniclastics, and epiclastics) based on composition, textures, and depositional environment:

Each group is further subdivided based on composition and/or texture. The volcanic rocks are intruded by dykes of basalt and rhyolite composition. The rhyolite dykes are most abundant and extensively intrude faults and the vein zone. Locally, zones of polylithic breccia with a clayey or glassy matrix occur adjacent to dykes and in the vein zone.

The Kupol vein system dips steeply to the east at 75° to 90° and describes a broad arc varying between azimuth 22° and 350°. The vein is a fissure structure that contains local splays, anastomosing vein sets, and cymoidal loop structures. The cymoids correspond to thickening of the veins and development of higher-grade shoots.

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Kinross Gold Corporation Kupal Mine and Dvoinoye Mine Russian Federation NI 43-101 Technical Report

Detailed mapping of the exposed areas indicates that locally the vein geometry can be quite complex with one or more larger veins hosted within a branching and anastomosing vein system. Within the Big Bend Zone, the mineralization is hosted within one main vein, in the South and North Zone within multiple veins, and in the Central Zone within one to two principal veins, all hosted within a broader fault zone.

The highest concentration of precious metals in the main deposit occurs in the Big Bend Zone, a dilational jog in the Kupol structure where the vein swings from an azimuth of 000° to 010-022°. The ore shoot in this area is approximately 700 m in strike length and plunges toward the South Zone at a shallow angle where it continues for greater than 300 m.

The environment of vein emplacement was extensional, although the Kupol vein zone may have a complicated history prior to mineralization. There is an apparent displacement of the stratigraphy across the Kupol structure that pre-dates emplacement of the Kupol vein. Crosscutting faults that vary in age from pre-mineral to post-mineral generally cause small offsets in the mineralization. The exception seems to be north-northeast striking faults which are slightly oblique to the vein system and which locally mark areas of weak ground and poor vein development. Significant strike lengths of vein have either a glassy dyke chill zone or fault gouge on one or both contacts.

Zones of weak propylitic and moderate to strong argillic alteration occur flanking the vein zone. Alteration immediately adjacent to the veins consists of silica, adularia, and pervasive illite in the hanging wall and, to a lesser extent, the footwall volcanic units. In selected areas, the silicification extends up to 40 m from the vein. Limonite and jarosite are common oxide and sulphate minerals in the flanking wall rocks.

Rhyolite dyke margins are commonly altered to smectite and other clays over widths of up to five metres. Alteration along the margins is most intense near to surface suggesting that some of the alteration may purely be due to devitrification of the chilled dyke contact zones and/or supergene weathering processes.

The property geology is shown in Figure 7-1, a geological cross section showing the open pit and underground mining at the Central Zone is provided in Figure 7-2, and a longitudinal section looking west with gold grade times true thickness is provided in Figure 7-3.

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Kinross Gold Corporation Kupal Mine and Dvoinoye Mine Russian Federation NI 43-101 Technical Report

Andesite - Basalt flow
Andesite flow
Andesite - ash & lapilli tuff
Andesite agglomerate tuff
Basalt
Rhyolite dyke
Rhyolite dome complex
Dacite
Veins + vein breccia
Stockwork + sheeted veins
Fault
N
0 250 500 750 1000
Metres
NORTH EXT.
NORTH
CENTRAL
BIG BEND
SOUTH
SOUTH EXT.
North Fault
Prenada Fault
92000N
91000N
90000N
89000N
76000E
77000E
78000E
Geology Legend:
Porphyritic Andesite
Andesite Tuffs/Andesite flows & dykes
Rhyolite dykes
Quartz veins
Stockwork
Fault Zone
0 50 100
Metres

Kinross Gold Corporation

Kupol Gold-Silver Mine

Chukotka Autonomous Okrug, Far East Russia

Kupol Geology

Figure 7-1: Kupol Geology Plan View

33

Kinross Gold Corporation Kupal Mine and Dvoinoye Mine Russian Federation NI 43-101 Technical Report

Drillhole Lithology Legend:
Mafic Volcanics
Mafic Fragmentals
Dykes Rhyolite
Dykes Basalt
Chl Margin
Fault
Vein
Breccia Vein
Stockwork
Gold Equivalent g/t
0 -3
3 - 10
10 - 20
20 - 50
>50
0 10 20 30 40 50
Metres
Kinross Gold Corporation
Kupol Gold-Silver Mine
Chukotka Autonomous Okrug,
Far East Russia
Cross Section 91,470N
Central Zone

Figure 7-2: Kupol Cross Section of Central Zone

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Kinross Gold Corporation Kupal Mine and Dvoinoye Mine Russian Federation NI 43-101 Technical Report

Looking West

South
North
650 ZONE
SOUTH
BIG BEND
CENTRAL
NORTH
NORTH EXT.
PLANNED PIT
Clay Zone
Premola Fault
North Fault
Fault
Au (g/t) x True Thickness (m)
4 - 25
25 - 50
50 - 75
75 - 100
>100
Pre - 2003
2003 DDH
2004 DDH
2005 DDH
2006 DDH
Indicated Outline 2006
Inferred Outline 2006
Dyke (No Vein)
0
250
500
Metres

NOTE: 2007 to 2011 drill holes not shown.

Kinross Gold Corporation

Kupol Gold-Silver Mine

Chukotka Autonomous Okrug,
Far East Russia

Contoured Longitudinal Section

Figure 7-3: Kupol Longitudinal Section Looking West

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Kinross Gold Corporation Kupal Mine and Dvoinoye Mine Russian Federation NI 43-101 Technical Report

7.2	Dvoinoye Geology

Dvoinoye Regional Geology

The Dvoinoye gold-silver deposit is located within the Okhotsk–Chukotka Volcanic Belt (OCVB), an Andean-type continental margin magmatic arc that extends southwest from the Chukotka Peninsula along the East Asian coastline. The OCVB has four distinct segments: two roughly northwest trending segments separated by a longer northeast-trending zone and a shorter northeast zone at the far southwest end (Figure 7-4).

Legend:
Verkhoyansk-Kolyma Region
(Late Jurassic-Early Cretaceous Orogenic Belt)
Okhotsk-Chukotka Volcanic Belt (OCVB)
Koryak-Kamchatka Region
(Late Jurassic-Tertiary Active Continental Margin)
A
Locations of Volcanic Fields Sections
Described in Text (A - Arman, B - Maltan-Ola)
OCVB Sector Boundaries
OCVB Interior-Exterior
Zone Boundary
N
DVOINOYE
Malyi Anyui
Bolshoi Anyui
Kresta Gulf
Exterior zone
Interior zone
Pen. Taigonos
Pen. Pyagina
Pen. Koni
Magadan
Sea of
Okhotsk
Kolyma
Penzhina
Anadyr
Omolon
Korkodon
Uda
0 100 200 300 400
Kilometres
168°
174°E
180°E
174°W
68°N
168°W
162°
68°
156°
150°
144°
138°
60°
64°
64°N
174°W
180°E
174°E
168°E
162°E
60°N
156°E
150°E
144°E
138°
Sectors of the OCVB:
1 Western Okhotsk Flank
2 Okhotsk
3 Penzhina
4 Anadyr
5 Central Chukotka
6 Eastern Chukotka Flank
NOTE:
OCVB shown in dark grey with segments and interior zones defined (exterior zone lies northwest of the fine dotted line and the interior zone lies to the southeast).
Kinross Gold Corporation
Dvoinoye Gold Mine
Chukotka Autonomous Okrug,
Far East Russia
Regional Geology

Figure 7-4: Dvoinoye regional geology map

The OCVB is divided into six sectors based on basement lithologies and on compositional differences in the volcanic sequences. The central sectors of the belt are further divided into a plutonic-dominated interior zone and a volcanic-hypabyssal dominated exterior zone. The axial boundary corresponds to a gravity boundary (crustal thinning). Dvoinoye, and the Kupol deposit located 98 km to the south, are both

36

Kinross Gold Corporation Kupal Mine and Dvoinoye Mine Russian Federation NI 43-101 Technical Report

located in the exterior zone, at the boundary of the Anadyr and Central Chukotka sectors.

Dvoinoye Local and Site Geology

Host rocks at Dvoinoye are Late Cretaceous intermediate-felsic volcanics of the Tytylveyem Suite, which is divided into three units. At Zone 37, the host rock is assigned to the lower unit of the Tytylveyem Suite (Figure 7-5). The main host rock here is porphyritic dacite lava, containing 20% to 30% phenocrysts (plagioclase, pyroxene and potassium feldspar), in a siliceous aphanitic matrix. Other components of the local geology include crosscutting pyritic hydrothermal breccias that may mainly affect the tuff units. Their distribution and geometry are unclear but at least part of the Zone 37 vein is hosted by narrow siliceous pyritic milled breccias that may be related to larger volume hydrothermal breccias.

The Dvoinoye veins are close to the northern margin of the Ilirney granitic massif. As a result, there is substantial development of dykes, sills, and plugs of generally granitic composition. The property geology is shown in Figure 7-6.

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Kinross Gold Corporation Kupal Mine and Dvoinoye Mine Russian Federation NI 43-101 Technical Report

Vodorazdelnaya Licence
410,000 mE
420,000 mE
430,000 mE
7,520,000 mN
7,520,000 mN
7,510,000 mN
7,510,000 mN
7,500,000 mN
Zone 37
Dvoinoye Mining Licence
420,000 mE
430,000 mE
N
0
5
10
kilometres

NOTE:

1. - From 1:200,000 scale government mapping.

2. - Dark Green = Lower Tytylveyem, Medium Green = Middle Tylylveyem, Light Green = Upper Tylylveyem, Pinks - Iliurney Granite Intrusive Complex

Kinross Gold Corporation

Dvoinoye Gold Mine

Chukotka Autonomous Okrug,

Far East Russia

Local Geology

Figure 7-5: Dvoinoye Local Geology

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Kinross Gold Corporation Kupal Mine and Dvoinoye Mine Russian Federation NI 43-101 Technical Report

0
250
500
750
1000
Metres
WGS 1984 UTM Zone 59N
N
A
A'
Dvoinoye - Interpreted Geological Map
Alluvial fan
Vein
Breccia
Rhyolite dike
Dacite porphyry
Granite to rhyolite complex
Syenite
Diorite
Dacite tuff sequence
Upper andesite sequence
Lower andesite sequence
Andesite sequence, unspecified
Fault, observed
Fault, inferred
Vein, observed
Vein, inferred
Vein material, position uncertain
KINROSS vein projection

Kinross Gold Corporation

Dvoinoye Gold Mine

Chukotka Autonomous Okrug,
Far East Russia

Property Geology

Figure 7-6: Dvoinoye Property Geology

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Kinross Gold Corporation Kupal Mine and Dvoinoye Mine Russian Federation NI 43-101 Technical Report

8.	DEPOSIT TYPES

Kupol Deposit

The Kupol deposit is considered to be an example of a low-sulphidation epithermal deposit (e.g., Panteleyev, 1996). Low-sulphidation epithermal deposits are high-level hydrothermal systems, which vary in crustal depths from about 1 km to surficial hot spring settings. Host rocks are extremely variable, ranging from volcanic rocks to sediments. Calc-alkaline andesitic compositions predominate as volcanic rock hosts, but deposits can also occur in areas with bimodal volcanism and extensive subaerial ashflow deposits. A third, less common association is with alkalic intrusive rocks and shoshonitic volcanics. Clastic and epiclastic sediments in intra-volcanic basins and structural depressions are the primary non-volcanic host rocks.

Mineralization in the near surface environment takes place in hot spring systems, or the slightly deeper underlying hydrothermal conduits. At greater crustal depth, mineralization can occur above, or peripheral to, porphyry (and possibly skarn) mineralization. Normal faults, margins of grabens, coarse clastic caldera moat-fill units, radial and ring dyke fracture sets, and hydrothermal and tectonic breccias can act as mineralized-fluid channelling structures. Through-going, branching, bifurcating, anastomosing, and intersecting fracture systems are commonly mineralized. Mineralization forms where dilatational openings and cymoid loops develop, typically where the strike or dip of veins changes. Hanging wall fractures in mineralized structures are particularly favourable for high-grade mineralization.

Deposits are typically zoned vertically over about a 250 m to 350 m interval, from a base metal-poor, Au-Ag-rich top to a relatively Ag-rich base metal zone and an underlying base metal-rich zone grading at depth into a sparse base metal, pyritic zone. From surface to depth, metal zones grade from Au-Ag-As-Sb-Hg-rich zones to Au-Ag-Pb-Zn-Cu-rich zones, to basal Ag-Pb-Zn-rich zones.

Silicification is the most common alteration type with multiple generations of quartz and chalcedony, which are typically accompanied by adularia and calcite. Pervasive silicification in vein envelopes is flanked by sericite-illite-kaolinite assemblages. Kaolinite illite-montmorillonite±smectite (intermediate argillic alteration) can form adjacent to veins; kaolinite-alunite (advanced argillic alteration) may form along the tops of mineralized zones. Propylitic alteration dominates at depth and along the deposit margins.

The mineralization typically includes pyrite, electrum, gold, silver, and argentite. Other minerals can include chalcopyrite, sphalerite, galena, tetrahedrite, and silver sulphosalt and/or selenide minerals. In alkalic host rocks, tellurides, roscoelite and fluorite may be abundant, with lesser molybdenite as an accessory mineral.

Features that classify the Kupol deposit as a low-sulphidation epithermal-style deposit include:

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Kinross Gold Corporation Kupal Mine and Dvoinoye Mine Russian Federation NI 43-101 Technical Report

●	Vein was emplaced in a predominantly extensional environment, vein is associated with regional through-going structure;

●	Presence of chalcedonic and opaline quartz (low temperature cryptocrystalline to colloidal quartz);

●
Mineralization is hosted in multiphase colloform- to crustiform-banded quartz-adularia veins and polyphase breccias; well-developed cyclic banding of quartz and sulphides-sulphosalts with cryptocrystalline (chalcedonic) to fine-grained quartz; cockade and lattice structures are common;

●	Gold occurs within or is rimmed by sulphosalts and free within the quartz;

●
Sulphide assemblages are dominated by pyrite. Russian studies indicate the presence of very fine-grained arsenopyrite, stibnite, silver-rich tetrahedrite, (freibergite), acanthite, stephanite, and pyrargyrite;

●
Zonation of the alteration within the deposit area with distal propylitic alteration grading into proximal silicification, argillic alteration and potassic alteration; above the deposit in the north area an advanced argillic cap has developed;

●	Fluid inclusion studies that show homogenization temperatures for vein samples that range from 160 to 260°C;

●	Silver-gold ratio of 12:1.

Gold and silver occur as native gold, the gold-silver alloy electrum, in acanthite and silver-rich sulphosalts (stephanite and pyrargyrite dominant). Gold and these minerals occur with pyrite and minor amounts of arsenopyrite, chalcopyrite, galena and sphalerite predominantly in bands within chalcedonic quartz, quartz and quartz-adularia colloform and crustiform veins and breccias. The predominant gold and silver minerals of the Kupol deposit are electrum, native gold, silver-rich tetrahedrite (freibergite), acanthite, and a variety of sulphosalts. Stephanite and pyrargyrite are the dominant sulphosalts. Traces of selenium-bearing sulphosalts and naummannite are present. Visible native gold or gold-silver amalgams are common throughout the deposit but rarely exceed 3 mm in size.

Pyrite and marcasite are ubiquitous, and are accompanied locally by chalcopyrite. Base metals occur throughout the Kupol vein; however, there is not a noticeable transition from precious to base metal-rich mineralogies at depth.

Polymetallic mineralization present in the veins to the southwest of the main vein system (Vtoryi veins) may reflect a different source of hydrothermal fluids or lateral zonation of fluid chemistry out from the main structure. These veins have silver-gold ratios that range from 1:1 to 1,500:1.

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Kinross Gold Corporation Kupal Mine and Dvoinoye Mine Russian Federation NI 43-101 Technical Report

Dvoinoye Deposit

Dvoinoye Zone 37 is a low sulphidation epithermal gold-silver vein deposit. The principal vein at Dvoinoye, Zone 37, strikes at 040° over a length of at least 800 m. Ore zone width ranges from a few metres to more than 30 m in the central shoot. Zone 37 has been drilled over a vertical extent of about 350 m (including sills). The vein system has a steep to subvertical dip to the southeast. There is evidence that at depth the vein system may shallow in dip, from subvertical to about 70°. There are two main thick quartz veins, within a variably wide envelope of narrower veins and veinlets (stockwork zone). The central shoot represents a blowout in width where the shoot may have a pipe-like form. The bulk of the gold in Zone 37 is in the central shoot. At depth and at the southwestern end, the mineralization forms a series of sub-parallel veins, rather than one or two wide veins. Late to post vein block faults probably disrupt vein continuity along strike, especially to the northeast where the fault-bounded granite intrusion is developed.

Mineralization at Dvoinoye Zone 37 is characterized by low total sulphide content, generally less than one percent, by variable but low gold:silver ratios (average 1:1), and by the presence of considerable free gold in parts of the deposit. The main ore minerals and related sulphides in the vein are native gold, freibergite, pyrite, chalcopyrite, galena, and sphalerite, with minor acanthite. Ore minerals are generally fine-grained. Gold occurs inter-grown with sulphides, free in quartz-illite aggregates, and in places as rare dendritic growth bands.

A wide variety of vein and mineralization textures are recognized from Zone 37 including massive vein, colloform-crustiform banded vein, breccia, and veinlet/stockwork zones. The vein mineralogy consists of quartz-chalcedony (80 to 90%), adularia (5 to 7%), carbonate (up to 5%), illite, and chlorite.

Zone 37 displays a lateral and vertical zonation in mineralization and alteration assemblages, reflecting the evolution of the system spatially and over time. Corbett (2010) describes four styles of gold mineralization that may or may not be spatially separate (Figure 8-1). From earliest to latest these are:

1.         Pink quartz gold: Banded quartz veins/breccias with variable quartz textures (crystalline at depth/southwest to chalcedony in northeast), low gold grade, and silver:gold ratio less than 1:1.

2.         Carbonate-base metal gold: Sulphide assemblage of pyrite-sphalerite-chalcopyrite-galena-silver sulphosalts, associated with carbonate (rhodochrosite). Lateral change in sphalerite colour, from red in southwest to white in northeast, indicative of fluid flow direction (hotter to cooler). Silver:gold ratio of 6:1.

3.         Chalcedony-ginguro ± adularia gold-silver: Banded veins of chalcedony-opal, pink quartz, minor adularia, and black ginguro bands and spots. Dvoinoye has sparse ginguro development (compared with Kupol). Silver:gold ratio of 2:1.

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Kinross Gold Corporation Kupal Mine and Dvoinoye Mine Russian Federation NI 43-101 Technical Report

4.         Green quartz breccia: Quartz breccia with altered dyke clasts, contains specks of free high fineness gold, with pyrite. Gold associated with kaolinite and a silver:gold ratio of 1:1.

The chalcedony-ginguro and green quartz breccia types are the biggest volume contributors to Zone 37 mineralization.

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Kinross Gold Corporation Kupal Mine and Dvoinoye Mine Russian Federation NI 43-101 Technical Report

LOOKING NORTH WEST
SW
NE
andesite
dyke
andesite
CENTRAL ORE SHOOT
F
F
open pit
no vein intercept
OFFSECTION IN FRONT
OFFSECTION BEHIND
dyke
vein open at depth
BUT dyke probably continues
CENTRAL ZONE
vein open at depth
SOUTHERN ZONE
4 continuous veins
discontinuous veins
due to faulting
NORTHERN ZONE
3 continuous veins
Ag:Au
6 Carbonate-base metal Au
2 Chalcedony-ginguro-adularia Ag-Au
1 Green quartz Au
<1 Pink quartz-sulphide
147 Gram/metre intercept with contours
Corbett 1044
Kinross Gold Corporation
Dvoinoye Gold Mine
Chukotka Autonomous Okrug,
Far East Russia
Dvoinoye Ore Type
Cross Section
Source: Corbett, 2010.

Figure 8-1: Dvoinoye Ore Type Cross Section

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Kinross Gold Corporation Kupal Mine and Dvoinoye Mine Russian Federation NI 43-101 Technical Report

9.	EXPLORATION

9.1	Kupol Exploration

Exploration in the Kupol area began in 1996, and has been continuous since that year. Exploration has primarily been undertaken by Bema or Kinross, or by contractors (e.g. airborne geophysical surveys).

Kupol Grids and Surveys

The property grid is a Russian local grid system; it replaces the Gauss Kruger (Pulkovo 42) datum used in 2003. Grid lines are oriented east-west, perpendicular to the average strike of the deposit.

The Kupol area is covered by Russian State non-classified topographic maps at 1:200,000 and 1:100,000 scale and by classified maps at 1:25,000 scale. An area of 8 km2 around the Kupol deposit was surveyed in detail to create a 1:2,000 scale map with 2 m contour spacing. A survey control net, lain out in local grid coordinates with a classified origin, is tied to the regional survey control points. Most control points were shot in 2000; additional survey control points were added in 2003. These points are used by exploration and engineering/construction for survey control.

The topography map is constantly revised to reflect the actual topographic surface as defined by data such as topographic surveys, drill hole collar and trench locations.

For the purposes of mineral resource and mineral reserve estimation, a topographic surface (created in GEMS software, exported to DXF) covering the area within 88500N and 93500N, 75500E and 77800E was created. The data used includes:

●	Points from digitized quad maps (5 m contour intervals) and detailed Russian surveys compiled by Design Alaska in 2005;

●	Trench/channel surveys from 2003–2005; and

●	Surveyed collar locations.

Top of bedrock surface was created using a similar method as was used to create the topography surface. Data used includes:

●	Points from digitized quad maps and detailed Russian surveys (compiled by Design Alaska in 2005) dropped by 4 m. Points in this data set within drilled or stripped areas were removed;

●	Trench/channel surveys from 2003–2005 (dropped 0.25 m); and

●	Bottom of overburden from drill holes.

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Kupol Geological and Structural Mapping

Geological and structural mapping have been completed at regional (1:50,000 scale) to prospect-scale (1:4,000 and 1:5,000 scale) to detailed scale (1:50 scale). Map results were used to identify areas of quartz veining, silicification, and alteration in outcrop that warranted additional work. A geological map of the property using surface and borehole information is shown in Figure 9-2.

Kupol Geochemical Exploration

Geochemical surveying at 1:10,000, covering 7.8 km2, and completed over the Kupol vein area prior to 2003, defined the deposit area as a gold, silver, arsenic anomaly with locally anomalous areas of mercury, lead, zinc and antimony. Figure 9-1 shows the soil geochemistry in the Kupol deposit area.

Kopol Soils
Silver ppb
0-10
10-20
20-40
40-80
80-160
>160

Kopol Soils
Gold ppb
0-2
3-8
8-25
25-75
75-250
250-1000

Figure 9-1: Kupol Soil Geochemistry Showing Ag and Au Anomalies in the Deposit Area

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Kupol

N
W
E
S
Legend
DDH
DDH proposed
Vein
veinlets
metasomatism
breccia
Fault
Basalt
Rhyolite
Lapilli tuff
Felsic-Intermediate Fragmentals_46
Adesibasalt_15
Andesite
Ignimbrite
Q3
Q4
Pyroclastics - undifferentiated Tuff
Kupol
KINROSS
Meters
1 centimeter = 50 meters
GSC: WGS 1984 Projection: UTM Zone 59N
Map produced by Geosphera Gold
GIS expert: Onokhov Andrey

Figure 9-2: Kupol Deposit Area – Geological Map

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Kupol Geophysical Exploration

Magnetic and resistivity surveys were also completed over a similar area to that tested with geochemical surveying, with initial 100x20 m grids followed by detailed 25x5 m and 20x5 m grids, respectively. Magnetic surveying was performed using a Geometries Proton G858 magnetometer. This work defined the deposit as an area of magnetic low response and higher apparent resistivity.

In June 2009, an aeromagnetic survey was performed by the Geological-Geophysical Company LLC of Moscow. The survey consisted of 3,140 linear km of towed bird total magnetic intensity measurements using an MI-8 helicopter with the sensor towed at a nominal 200 m AGL. Line spacing was 100 m with 1,000 m tie lines. Preliminary results verified the major features seen in previous ground magnetic surveys, including the pronounced north-south magnetite destructive zone that hosts the Kupol deposit. Numerous, often multiple caldera structures are seen as well as several episodes of faulting. The results with interpretation are shown in Figure 9-3.

Figure 9-3: June 2009 Aeromagnetic Survey Data with Interpretation

Kupol Pitting and Trenching

To expose the vein systems prior to generating drill targets, large areas of the Kupol vein were stripped, mapped, and channel sampled. Stripping comprised removal of

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surface debris, either manually, or by mechanical methods, and the resulting surfaces were pressure washed for maximum outcrop exposure.

A total of 52 trenches (5,306 m) were excavated in the period 1998-2003 by Russian teams. In the same period, 97 channels were sampled (2,694 m).

During 2004, exposures were channel sampled along east-west lines at 5-10 m spacing over a 4,680 m2 area. Channels were cut using a diamond rock saw, and samples were chiselled from the cut and collected into plastic sample bags. The start and end of each sample was surveyed. A total of 87 channels were taken (699 m), and two trenches (226 m) were excavated. In 2005, a total of 18 trenches (1,872 m) were excavated, and 96 channel samples were (1,813 m) taken. Results were used to identify areas of grade and vein continuity and target drill holes.

During 2006, surface stripping of the Kupol vein outcrop was completed in the South zone. All veining that was feasibly accessible from the surface was at that stage stripped and channel sampled, generally on a spacing of 5 m between sample lines. The stripping extended to a southern limit of 90,300 N. A similar sampling methodology to 2004 was employed, and the start and end points of each channel were surveyed.

9.2	Dvoinoye Exploration

As described in Section 6.2, mineralization in the Dvoinoye area was identified through regional aeromagnetic, gravimetric, and geochemical exploration programs in the 1960s. Geochemical and geophysical surveys continued in the 1980s, and the Dvoinoye deposit was discovered in 1984 through soil sampling, geophysical surveys and geological mapping, and drilling programmes were conducted in the late 1980s and into the 1990s. Trench sampling was conducted on the open pit mining that began in 1996.

Detailed information on these historical exploration results is not available and Kinross has not relied on information from these early exploration programmes for resource estimation.

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10.	DRILLING

10.1	Kupol Drilling

Drill campaigns completed between 1998 and 2014 included 3,431 surface and underground core drill holes, and totalled 466,554 m (Table 10-1).

In 2014, underground definition drilling totalled 23,426 m (NQ- and BQ-sized core). The Termite core drill was replaced by an on-site Solo drill to test the limits of mineralization in the development headings and to optimize slashing operations and panel extraction, and 6,059 m were drilled. Total core and RC drilling from underground definition drilling programs completed to date at Kupol is 174,156 m.

In 2013, underground definition drilling totalled 22,538 m (NQ- and BQ-sized core). The Termite core drilling totalled 641 m.

In 2012, underground definition drilling totalled 25,118 m (N- and B-sized core). In 2010 and 2011, underground definition drilling totalled 28,430 m and 30,116 m, respectively (NQ- and BQ-sized core). Termite core drilling was conducted to test the limits of mineralization in the development headings and to optimize slashing operations and panel extraction, and 2,559.5 m were drilled in 2012, 4,148 m were drilled in 2011, and 3,200 m were drilled in 2010.

Drill programs have been completed primarily by contract drill crew, supervised by geological staff on site.

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Table 10-1: Kupol Drill Hole Summary

Year	Number of Holes	Metres Drilled
Surface
1998	2	160
1999	7	741
2000	12	1,509
2001	5	593
2003	166	22,256
2004	309	52,828
2005	197	47,744
2006	90	28,326
2007	14	2,489
2008	42	12,325
2009	59	14,484
2010	145	49,218
2011	81	34,376
2012	37	13,766
2013	32	9,693
2014	13	1,890
Subtotal	1,211	292,398
Underground
2007	97	5,574
2008	232	15,568
2009	306	23,386
2010	397	28,430
2011	451	30,116
2012	284	25,118
2013	239	22,538
2014	214	23,426
Subtotal	2,220	174,156
Total	3,431	466,554

Kupol Logging Procedures

There is no information available on the logging procedures used for the pre-2003 drill programs.

A quick log for each Bema drill hole was completed by the drill rig geologist responsible for that drill hole prior to the core being transported to the core shed for detailed logging.

Detailed logging was conducted by professional geologists onto paper forms. Logging recorded lithology, alteration, presence of visible gold, mineralization, sulphides, weathering, vein types, textures and intensity, magnetism, structure, and bedding. Predominant fracture orientations, fault attitudes, and fault gouge zones were recorded by the geologists in the detailed logs.

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Total core recovery, rock quality designation (RQD), rock strength, length of broken zone, percentage of weak rock, and fracture counts were routinely recorded by technicians.

All core was photographed while dry and sampled intervals were also photographed while wet.

Kupol Collar Surveys

A local grid system is the official datum for the Kupol project. All surveying is conducted using this datum. The control points used were those established in 2000 by the Russian surveyors and in 2003 by Design Alaska (Fairbanks, Alaska).

In 2003, the Gauss-Kruger geodetic system was used as the official datum. Prior to the 2004 drilling campaign, all coordinate data was converted from Gauss-Kruger to local grid.

All surveying was conducted by qualified Russian surveyors. Drill hole collar locations were preserved with four-inch PVC pipe branded with the drill hole name that was placed immediately after the drill rig pulled off the setup.

During 2003, Surveyors surveyed every drill hole and trench soon after completion using conventional theodolite and survey rod instrumentation. The collar locations were hand-calculated and were reported with coordinates represented in the local grid datum and in the Gauss-Kruger (Pulkov 42) geodetic system.

In 2004, all preserved collars (~90%) were surveyed using a total station survey instrument and reported in local grid coordinates.

In 2005, surveys were performed using a Trimble total station device connected to an HP data collector. Survey point coordinates, expressed in local grid, were calculated automatically by the instrument. The drillhole collars were surveyed while the drilling was in progress. Points on the rig set up were also surveyed in order to determine the drillhole orientation at the collar. The final collar coordinate and the azimuth of the drill hole were calculated automatically by the device; the inclination was calculated in a spreadsheet using trigonometric functions.

Kupol Downhole Surveys

Downhole surveys were measured using a Reflex EZ-Shot electronic solid-state single shot instrument. Survey data were taken at initial downhole depths of 25 m and 50 m, and thereafter at 50 m downhole intervals to the end of hole. Survey data were read from the instrument, entered onto paper slips, and subsequently entered into a spreadsheet. In early 2010, a DeviFlex borehole inclinometer tool was received at the mine. The tool is a non-magnetic electronic multishot instrument and was implemented in routine surface drilling programs for all holes after 2010. It uses three accelerometers and four strain gauges to calculate inclination and change in azimuth.

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Downhole survey readings that were clearly erroneous were excluded from the database; the physical record is preserved. Several holes lack downhole surveys due to caving, abandonment or a lack of instrumentation.

Kupol Core Recovery

Core recovery varies by location. An average overall recovery of 96% and an average vein recovery of 93% have been achieved. Drilling muds and polymers were used extensively to enhance recoveries.

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10.2	Dvoinoye Drilling

Drill campaigns completed in the Dvoinoye mine area (Zone 37) between 2000 and 2014 included 416 surface and underground core drill holes and totaled 108,387 m (Table 10-2).

Table 10-2: Dvoinoye Drill Hole Summary

Year	Number of Holes	Metres Drilled
Unspecified	11	2,897
2000	2	96
2004	10	1,024
2005	16	1,671
2006	22	3,216
2007	12	2,946
2008	60	15,255
2009	60	16,102
2010	61	14,109
2011	113	33,301
2012	48	17,230
2013	1	541
2014	0	0
Total	416	108,387

Dvoinoye Logging Procedures

Detailed logging was conducted by professional geologists. Information is hand written onto graphical log forms and then key data is entered manually into spreadsheet templates. Pre-2010 graphical drill logs are simpler and much less information is recorded on the drill logs. The Kinross drill logs are much more detailed and include lithology, colour, grain size, structures, core axis angles, oxidation type and intensity, mineralization, alteration, vein texture, core recovery, rock quality designation (RQD), predominant fracture orientations, fault attitudes, fault gouge zones, and other information. All core since the spring of 2008 has been photographed and the digital core photo files are well organized. The Kinross data is entered directly into the Fusion database. It was previously imported into Micromine’s GBIS database.

There is a large suite of representative core samples on display in the core logging facility to help ensure consistent logging and there is also an electronic document with core photos and detailed descriptions.

Dvoinoye Collar Surveys

Drill hole collar positions were laid out by company surveyors based on data obtained from company geologists. After the drill rig moved off the hole, the collar was surveyed by company surveyors using a Trimble total station with a data collector.

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A local grid system is the official datum for the project. The local grid is related to the Baltic Sea level elevation. All surveying is conducted using this datum. The collar locations for three to four exploration drill holes are consistent with the hole locations that are visible in the underground openings.

Dvoinoye Downhole Surveys

IMC (2009) reports that the pre-2010 drill holes were surveyed at 20 m intervals down the hole for changes in azimuth and inclination. Since 2006, measurements have been taken at 10 m intervals for holes deeper than 200 m. Inclination typically changes by up to 3º and azimuth by 5º to 7º. Micromine (2009) reports that the readings were taken every 20 m to 50 m in holes drilled before 2006 and every 10 m in holes drilled since 2006 using a Russian inclinometer that is not magnetically sensitive.

For the Kinross holes, downhole surveys were carried out using a Reflex EZ-Shot electronic solid-state single shot instrument or a Reflex EZ-Track instrument. Downhole measurements were taken at depths of 25 m, 50 m, and at 50 m increments thereafter. In shorter drill holes, measurements were taken at appropriately spaced increments. The majority of the Dvoinoye drilling was performed by Boart Longyear Russia of Khabarovsk using Boart Longyear LY38, LF90, and LT44 drill rigs. On the Boart-Longyear drill rigs, the tests were taken by the driller as the hole was being drilled. Downhole survey readings that were clearly erroneous were excluded from the database.

Dvoinoye Core Recovery

The core recovery is generally very good. The consulting firm RPA, Inc. previously reviewed the 2012YE database, which has 14,110 core recovery values that average 98% for 2010 and 2011 drill holes. There are 381 core recovery records representing 1,121 m of vein intersections that average 99%. There are no electronic core recovery data for the pre-2010 drill holes. Micromine (2009) includes a table that summarizes the core recovery for each hole and the core recovery for the mineralized interval in each hole. Micromine (2009) notes that core recoveries for each run were not available. Overall, 100% of the core was recovered from most of the mineralized intervals with only a small number of exceptions.

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11.	SAMPLE COLLECTION, PREPARATION, ANALYSES, AND SECURITY

11.1	Kupol Sampling

Kupol Core Sampling

Drill core was delivered from the drills in covered wooden boxes to a logging and sampling facility. Core was two-thirds split using a diamond saw; the remaining third was returned to the core box as a permanent record. The rock saw core jig was calibrated to ensure that an even two-thirds split was taken of the core for both HQ- and NQ-sized samples. In broken core, sampling was performed using a metal divider and spoon.

The minimum sample length was 0.25 m for HQ diameter core and 0.30 m for NQ diameter core. The average sample length is generally 1 m. Mineralized zones were bracketed by a minimum of 1-3 m of sampling into the footwall and hanging wall. All vein zones and alteration types of interest were sampled and each major zone was continuously sampled.

Sampling intervals were determined, marked up, and tagged by the geologists. The intervals were based on geology (lithology, mineralogy, texture and structure). Sampling across contacts was only permitted if the vein width was less than the minimum sample width. Core was manually oriented to ensure that the core was consistently split and that there was no sample bias.

Samples containing visible gold or abundant sulphosalt mineralization were indicated by a white sample bag at the start of the sample interval, so sampling technicians would employ contamination minimization protocols during cutting and laboratory preparation. Field duplicate samples were marked with flagging tape. Field duplicate samples were created by cutting the two-thirds split into two one-third sections; both samples were sent for analysis.

Kupol Definition Drill Sampling

Definition drill holes are whole-core sampled with no sawing or splitting. The advantage is that sample support is larger and a source of sampling bias through splitting or sawing is eliminated. Core boxes are cleaned out and reused. After bagging the samples, blanks/reference standards and previously assayed blind pulps are inserted into the sample submittal.

Kupol Underground Sampling

Chip channel sampling is the basis for underground production grade control and reporting. The geologist follows a procedure for each face according to a detailed written protocol, which includes a face sketch, depiction of painted instructions, temporal, spatial, and other information adequate to form a complete record of face.

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Sampling equipment includes a chipping hammer powered by a truck-mounted diesel compressor attached to a 1 inch air hose. The geologist inserts a sample ticket from pre-printed books into each bag and the bags are laid on the ground in order, or opposite each sample interval.

Sampling always occurs from the footwall to the hanging wall. The geologist paints a level sample line on the face at 1 m above the ground and the objective is to make the line disappear during sampling. This methodology approximates a 5x5 cm channel sample. Geologists break samples on the same criteria as the core sampling, and at the same maximum and minimum lengths.

Four hundred and two faces were mapped in 2007 which cover 2,591 m and 3,259 chip channel samples were collected. In 2008 underground face sampling consisted of 4,222 m and 5,053 samples collected. During 2009 and 2010 the number of mapped and sampled faces was 1,131 and 1,058, respectively. The number of chip samples taken for these two years was 6,812 and 5,837, respectively.

In 2011, mine geologists and samplers documented 791 sublevel faces from which 4,653 samples were collected. Chip sampling, along with underground delineation drilling provided the underground production grade control and reporting in 2012. There were 8,233 chip samples taken in the underground mine in 2012. In 2013, 1,297 faces were documented and there were 7,551 chip samples taken. In 2014, chip samples consisted of 1,146 faces and 6,503 chip samples taken.

Kupol Density

A program to determine the in-situ bulk density (specific gravity) of major vein and non- vein rock types was conducted at the Kupol site during 2013-2014 (Table 11-1). Bulk density testing was conducted on 390 samples from the Kupol Mine and 618 samples from the Moroshka Project. Collected data confirmed the existing parameters with few minor deviations.

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Table 11-1: Bulk Density – Kupol and Moroshka

Bulk Density (Vein Lith Code 9*)	# of samples	2013			# of Samples	2014
Project/Mine Site		Min	Max	Avg		Min	Max	Avg
North Upper	139	1.87	2.60	2.49	49	1.60	2.78	2.47
South Zone	20	2.46	2.59	2.55	19	2.26	2.69	2.52
South Extension	-	-	-	-	52	1.9	2.72	2.56
Total Kupol	159	NA	NA	NA	120	NA	NA	NA
Moroshka	164	1.5	3.45	2.55	-	-	-	-

Bulk Density (Waste)	# of samples	2013			# of Samples	2014
Project/Mine Site		Min	Max	Avg		Min	Max	Avg
North Upper	60	1.7	2.52	2.42	23	1.98	2.52	2.42
South Zone	-	-	-	-	28	2.08	2.59	2.43
South Extension	-	-	-	-	-	-	-	-
Total Kupol	60	NA	NA	NA	51	NA	NA	NA
Moroshka	454	1.5	3.8	2.53	-	-	-	-

In 2003, bulk density testing was conducted on 488 samples using a plastic-wrapped/immersion (cello) method. During 2004 and 2005, 3,229 and 252 samples respectively, were measured using a wax-coated/immersion method (wax); two glass standards were used for quality control. Outlier data were discarded and a total of 3,468 sample data points were used to support density estimates.

A bulk density of 2.48 g/cm3 was used for vein and tonnage calculations, and reflects the bulk density of all rocks coded as vein (9*) in the Big Bend and Central zones, which host the majority of the mineral resources.

The bulk density of all vein codes for the North Extension zone was 2.52 g/cm 3, for South Extension/650 zone was 2.55 g/cm 3, and the Moroshka project was 2.55 g/cm 3 (Table 11-2).

Table 11-2: Specific Gravity (SG) Used in Resource Estimation

Zone	Density (g/cm3)
South Extension - 650	2.55
South	2.48
Big Bend	2.48
Central	2.48
North	2.48
North Extension	2.52
Moroshka	2.55

A total of 69 samples were sent to a commercial laboratory (ALS Chemex, Canada) for independent testing using the wax-coated/immersion (wax) method during 2004. Additionally, studies to determine the bias between different methodologies were

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conducted. The results from the external checks indicate that when compared to the results from the ALS Chemex tests, the results from the 2003 cello method are biased 3.2% lower and the results from the 2004 wax method are biased 1.68% lower.

Kupol Analytical Laboratories

Due to the remote location of the Kupol project and the difficulties with shipments of samples within and from Russia, a containerized field laboratory was set up at the Kupol site, and was responsible for all assays between 2003 and 2008. The facility was set up and run as an independent “arms length” laboratory that operated as a Russian-certificated Anyusk Geological Expedition field laboratory (Kupol laboratory). The laboratory was overseen by qualified North American laboratory managers that supervised Russian-certified assayers. A selection of pulps is required to be submitted by the Kupol laboratory to a Russian laboratory for periodic verification in order to maintain certification.

Laboratory preparation and analytical protocols have Russian translations and represent a compromise to meet or exceed Russian regulatory requirements and North American accepted practices.

During 2008, the site analytical laboratory was moved to new premises within the Kupol mill building, and has continued in use as the primary analytical laboratory for Kupol.

The 2008-2009 bi-annual programs included an external check at an outside laboratory for samples by the geology department. Approximately 400 pulps were collected and shipped to an external laboratory in Magadan. All other sampling and assaying is done at the Kupol laboratory.

Kupol Sample Preparation

All sample preparation and assaying was completed at the Kupol laboratory. The mine has established sample preparation and assay procedures for all sample types (drill core, RC, and termite core (TMC)). Sample batch prefixes identify the sample type and a unique number identifies the sample batch. Sampling crews submit samples daily accompanied by an electronic submittal file. After initial assaying, the laboratory moves samples to temporary storage. Geology is responsible for long-term storage which consists of shipping containers. Once samples exceed the required retention time they are disposed of at the crusher stockpile on the low grade stockpile.

Samples were received at the laboratory as follows:

●	Samples were delivered to the laboratory by the sampling technician accompanied by a submission form signed by the geologist and the sampling technician;

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●	The submission form and samples were checked for accuracy and completeness;

●	The samples were logged into the laboratory system;

●	A laboratory technician signed the submission form, made a copy of the submission form and returned the original to the sampling technician; and

●	The samples were placed in a secure container prior to processing.

The sample preparation and assay procedure was as follows:

●	All samples were dried in a locked, heated container, either within the sample bag or on a steel tray. Dried samples were transferred to the sample preparation area.

●
Each sample was crushed in a jaw crusher to 95% of -10 mesh (<2 mm) and then divided by a Jones riffle splitter into two one-kilogram samples. The first sample was preserved as a geological coarse reject that was kept sealed in plastic containers; the second sample was passed on for further processing. In 2005, the crushing procedure was modified to conform to Russian requirements. This involved the implementation of two crushing stages: in the first stage, the jaw crusher was set to 90-95% passing <2 mm, and for the second stage (second crusher) the jaws were set to >85% passing <1 mm.

●
The sample was pulverized to 90% passing -150 mesh (0.005 mm) in a LM2 bowl and puck pulverizer. The pulverized sample (pulp) was split into four 250 g samples that were placed in paper sample envelopes. One pulp sample went for fire assay, one was kept as a laboratory reject, and two were retained as geology duplicates. All pulps are stored in locked containers.

For each twenty samples, one additional sample was split from both the crusher and pulverizer splits to ensure compliance with laboratory quality control specifications.

All equipment was air-washed between samples. A blank silica sample was run as a cleaning medium every twenty samples, and after samples with visible gold or strong mineralization.

Kupol Laboratory Analysis

The accepted assay procedure for all Kupol samples is fire assay with a gravimetric finish.

Exploration charges are 50 g with stated detection limits of 0.1 g/t Au and 0.5 g/t Ag; prior to 2005, detection limits were 0.2 g/t Au and 1 g/t Ag.

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Production and definition sample charges are 25 g with stated detection limits of 0.5 g/t Au and 5 g/t Ag.

Kupol Quality Assurance and Quality Control

The Bema quality assurance and quality control (QA/QC) program for the exploration drilling included the regular insertion of blanks, commercial reference standards, and field duplicates. The Kupol laboratory also inserted blanks, standards, pulp replicates, and reject duplicates. In addition, external pulp duplicates were sent to Assayers Canada (Assayers) in 2004 and 2005, and the vein samples with assays greater than 3.0 g/t Au at Assayers in 2004 were forwarded to ALS Chemex for a second round of external check assaying. The 2006 QA/QC work is not documented and no external check assaying was done in 2007. From 2008 onwards, Kupol has sent a few hundred samples each year for external check assaying.

Barren rhyolite rock, collected from a pit near the Kupol airport, is used for blank material. Blank insertions are made on a regular basis. Geologists try to position the blanks after high-grade samples to help monitor and control potential contamination problems that can arise during sample crushing and pulverizing. The blank failure rates have generally been very low.

Geologists collect field duplicates from each trench and from each face. The geologist may select any sample as the duplicate as long as it is coded as vein. The duplicate is offset approximately 30 to 50 cm along the dip of the vein stratigraphy underground, and in the trenches, approximately 10 to 30 cm horizontally along strike. Field duplicates receive a pre-printed tag in the same number series as the other samples and they remain blind to the laboratory.

The number of samples assayed and the number of various types of QC samples are compiled in Table 11-3. Work in 2006 is not documented. In 2004, the Kupol Laboratory inserted 980 preparation blanks and 979 in-house reference standards (Bema, 2005). This is in addition to the 900 certified reference standards (CRM) and 1,206 blanks inserted by the geology department in 2004. The Kupol Laboratory insertion numbers for the other years are not documented. Nevertheless, the insertion rates for 2004, 2005, and 2008 are all very high and exceed standard industry practices. All of the samples shown for 2008 are related to ore control in the open pit (trenches and RC samples) and underground (face channels and definition whole core samples). The more recent insertion rates from 2009 to 2013 range from approximately 18% to 24%.

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Table 11-3: Kupol QA/QC Insertion Rates

Year	Samples	Field Standards	Field Blanks	Field Duplicates	Blind Reject Duplicates	Lab Reject Duplicates	Lab Pulp Replicates	Total QC	% QC
2003	8,386	500	633	646				1,779	21%
2004	15,049	900	1,206	1,025		907	820	4,858	32%
2005	14,236	837	883	852		865	830	4,267	30%
2006	Not documented
2007	15,831	940	282	545	870			2,637	17%
2008	20,749	1,694	1,858	972	1,677			6,201	30%
2009	36,488	2,693	2,014	1,687		256	492	7,142	20%
2010	39,435	3,032	2,354	2,078		998	1,085	9,547	24%
2011	31,697	2,474	1,210	1,210		662	744	6,300	20%
2012	22,527	824	1,654	1,469		578	586	5,111	23%
2013	25,900	1,509	1,338	1,113		298	298	4,556	18%

All of the QA/QC data are monitored by the database manager and Kupol has well-defined rejection criteria. No data are uploaded to the final database until the database manager examines and accepts the associated QA/QC results. Kupol has developed a graphical monitoring system in Geobank that allows the database manager to rapidly extract data over any desired time period and view it on various types of graphs and control charts. A standard fails if it returns a value for gold or silver over three standard deviations away from the certified standard mean. Standards also fail if two consecutive standards have gold values greater than plus or minus two standard deviations and are both on the same side of the mean. Blanks fail if assay values for gold and silver are over 0.25 g/t and 5.00 g/t, respectively. The gravimetric fire assay detection limit for exploration samples (50 g aliquots) is 0.1 g/t for Au and 0.5 g/t for Ag. The blank failure threshold for gold is set at 2.5 times the detection limit, which is reasonable although slightly lower than the industry standard threshold of three times the detection limit. An independent audit in 2014 concluded that CMGC has implemented very good QA/QC practices that generally exceed industry practices (RPA, 2014a).

Kupol Database

Assays are stored in a Fusion database on site on the Kupol main server under password protection and are accessible only to the database administrator and the IT department.

The backup strategy for the assay database consists of both a weekly full backup and differential backups for other days. Data entry is password-restricted, and data entry personnel have limited rights to make changes, edits, and alterations. All database edits are documented and archived. The database administrators maintain a copy of the database on their laptop or external hard drive whenever they leave the site. Users receive read-only permission and can plot, manipulate, and display data without

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making any changes in the underlying database tables using utilities like Micromine, Excel, and AutoCAD.

GBIS, a Micromine product, is the front-end SQL database manager in use at Kupol. All mine geology data is loaded into it to take advantage of the security, validation, and distribution advantages offered by a network-based database.

All data included in the resource estimation databases has been validated and is of sufficient quality to be appropriate for use in Mineral Resource estimations.

Each drill hole (or trench/channel) has its own hard-copy file folder and all documents pertaining to that drill hole are stored within that folder. The types of records stored include collar survey certificates, downhole survey slips, geological and geotechnical logs, point load and density test forms, assay certificates, shift reports, timesheets, and database reports.

All original documents are located at the Kupol site and in the Magadan office. Digital data are regularly backed up.

11.2	Dvoinoye Sampling

Dvoinoye Exploration Drill Core Sampling

Sampling intervals were determined, marked up, and tagged by the geologists. The intervals were based on geology (lithology, mineralogy, texture, and structure). Sampling across contacts was only permitted if the vein width was less than the minimum sample width. The core was manually oriented to ensure that the core was consistently split and that there was no sample bias. The minimum sample length was approximately 0.2 m. Most of the drill holes were HQ diameter core and some drill holes were NQ diameter core. Generally, the maximum sample length was one metre in mineralization and up to three metres in waste. Mineralized zones were bracketed by a minimum of 1-3 m of sampling into the footwall and hanging wall. All vein zones and alteration types of interest were sampled and each major zone was continuously sampled. The whole core was sampled in the oldest drill holes and split at an undefined point in time using a hammer and chisel. Core has been split using a diamond saw since 2008. Fresh water is used to protect against re-circulation contamination.

Dvoinoye Density

Specific gravity measurements have been taken from 673 samples from exploration drill core and are summarized in Table 11-4.

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Table 11-4: Dvoinoye Bulk Density

Solid Name	Description	Rock Code	Count	Min (g/cm3)	Max (g/cm³)	Density (g/cm³)	Block Model (t/m³)
NONE			63	2.1	4	2.62
DILUTION	Dilution	40	35	2.29	3.01	2.62	2.62
DYKE1	Syenite	57	60	2.24	3.01	2.6	2.60
DYKE35	Syenite	57	112	2.17	2.82	2.57	2.60
MAINVN	Vein	1 to 31	38	2.16	2.82	2.57	2.57
RHYOLITE	Rhyolite	52	3	2.56	2.83	2.74	2.74
WASTE	Waste	99	362	2.12	3.59	2.65	2.65
Total			673

Dvoinoye Sample Preparation and Assaying: Pre-2010

Due to the remote location of the project and the difficulties with shipments of samples within and from Russia, a mine laboratory was set up on the site at the old processing plant. The laboratory procedures and internal laboratory protocols were audited in 2008 by Micromine personnel and no significant issues were reported (Micromine, 2009).

Dried samples were crushed in jaw crushers in two stages to minus 10 mesh (<2 mm). The crushed material was then placed in a ball mill and reduced to 74 µm. The pulverized sample (pulp) was split into two subsamples that were placed in paper sample envelopes. All equipment was air washed between samples.

The assay procedure for all Dvoinoye exploration samples was fire assay with a gravimetric finish based on the average of two 50 g aliquots. The mine laboratory was not certified to international standards, but it was issued with a Certificate 3/98 “Evaluation of Measurements in the Laboratory” by IRGIREDMET OJSC on October 5, 1998 that was valid for two years. The Northern Gold mine laboratory was certified in June 2009 (Hatch, 2012).

In May 2008, 120 samples were sent to Alex Stewart Group Laboratories (Alex Stewart) in Moscow for external check assays. The samples averaged 45.84 g/t Au at Alex Stewart versus 46.68g/t Au at the mine laboratory, which is less than a 2% difference. The results are summarized in Micromine (2009). Overall, the results indicate that the mine laboratory gold and silver assays were reliable and accurate with no significant biases evident.

Dvoinoye Sample Preparation and Assaying: Kinross 2010 and 2011

Most of the split core samples from the 2010 and 2011 drilling program were shipped in secure containers to the SGS Vostok Laboratory (SGS) in Chita Oblast, Russia. On October 9, 2008, SGS was accredited by the Russian Federal Agency on Technical Regulation and Metrology for gold and silver, among others, for assaying under International Standards Organization/International Electrotechnical Commission (ISO/IEC) Guideline 17025. A smaller proportion of samples were submitted to the

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Kupol mine laboratory owned and operated by Kinross. Kinross also used ALS Chemex (ALS) in Chita, accredited under ISO/IEC Guidelines 17025, for umpire laboratory monitoring of the reliability of assaying results delivered by SGS.

Dried samples were crushed in a jaw crusher to minus 6 mesh (<3.36 mm). The crushed material was then split using a rotary splitter and a few hundred grams were pulverized to 95% minus 200 mesh (74 µm). All equipment was air washed between samples and the pulverizer bowls were cleaned with silica sand between each sample.

The pulps were then sent to the fire assay laboratory or the wet chemistry laboratory depending on the analysis required. SGS tested samples for gold and silver, as well as a suite of 32 elements using inductively coupled plasma-optical emission spectrometry (ICP-OES). The following analytical methods were used:

●	Gold less than 10 ppm: 30 g sample with fire assay and atomic absorption (AA) finish.
●	Gold greater than 10 ppm: 50 g sample with fire assay and gravimetric finish.
●	Silver less than 300 ppm: 2 g sample, three acid digestion with AA finish.
●	Silver greater than 300 ppm: 30 g sample with fire assay and gravimetric finish.
●	32 element analysis: ICP-OES with aqua regia

Samples sent to Kupol laboratory were fire assayed for gold and silver using similar methods to SGS.

ALS used a slightly different methodology to assay gold and silver on select pulp check assays sent directly from SGS at the request of Kinross. For gold, fire assay was used with an AA finish on samples with less than 100 ppm Au and gravimetric finish on samples with more than 100 ppm Au. For silver, inductively coupled plasma-atomic emission spectroscopy (ICP-AES) was used for samples with less than 100 ppm Ag and a gravimetric finish was used for samples with more than 100 ppm Ag.

Dvoinoye Sample Preparation and Assaying: Kinross 2012 - 2014

In 2012 and 2013, most samples were sent to Kupol laboratory and fire assayed for gold and silver using similar methods to SGS. An on-site sample preparation facility was commissioned in 2014.

Dvoinoye Quality Assurance and Quality Control

Core samples up until mid-2010 were analyzed by fire assay at the Northern Gold assay laboratory located at the Dvoinoye mine site. Until June 2009, no blanks or standards were used in Northern Gold’s mine laboratory at Dvoinoye. The laboratory was certified in June 2009 and blanks and standards were subsequently used.

In May 2008, 120 samples were sent to Alex Stewart for external check analysis. Results of these external checks showed very good correlation (coefficient 0.999) with

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Northern Gold’s laboratory results and no significant biases were identified (Micromine, 2009).

In 2010, Kinross also performed numerous re-assays of historical samples to verify the accuracy and reliability of the historical drill hole database. Samples consisted of half core duplicates. An original 169 samples were sent to SGS and a subsequent 535 samples were shipped to Kupol laboratory. SRK Consulting (Canada) Inc. (SRK, 2011a) noted that the gold and silver grade reproducibility was poor due to a pronounced nugget effect, however, overall, the historical re-assays suggest that the historical assay results delivered by the original Dvoinoye mine laboratory are sufficiently reliable for the purpose of resource estimation.

Beginning in late June 2010 when Kinross took control of work on the property, but before ownership changed hands, all samples were prepared and analyzed off-site. For the 2010 and 2011 drilling programs, Kinross relied partly on the internal analytical quality control measures implemented by both SGS and Kupol laboratory. In addition, Kinross implemented external analytical quality control measures on all sampling consisting of using control samples in all sample batches submitted for assaying including field blanks, certified standards, and field duplicates.

The on-site quality control program for 2010 consisted of:

1.         insertion of standard reference material (SRM) to monitor accuracy;
2.         Insertion of coarse blank material (one blank per batch of 20 samples) to monitor contamination and sample mix-ups; and
3.         Field duplicates to monitor laboratory preparation and analytical precision.

In 2011, SRK recommended the use of blind coarse reject and blind pulp duplicate samples at the primary laboratory (SGS). At the request of Kinross, SRK randomly selected 5% of coarse reject material and another 5% of pulp duplicates. Samples were carefully re-numbered and re-bagged as necessary to conceal the identity of the original samples from the laboratory. The results for this work are compiled in SRK (2011a, 2011b and 2012).

The overall quality control (QC) sample insertion rate averages 23.7%. In addition, approximately 10% of the 2010 samples and 5% of the 2011 samples sent to SGS were check assayed at ALS in Chita. Seventy-two samples assayed at Kupol in 2010 were also check assayed at ALS. An independent audit in 2014 concluded that QC sample insertion rates are appropriate and exceed standard industry practice (RPA, 2014b).

Dvoinoye Database

Exploration drill hole data are stored in a DataMine Fusion database. An independent audit in 2014 concluded that the database is very reliable and acceptable for resource estimation (RPA, 2014b).

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11.3	Comment on Sample Preparation, Analyses, and Security

Kinross uses industry standard sample preparation, analysis, data management and security procedures for its drill programs. Kinross is of the opinion that the adequacy of the samples taken, the security of the storage and shipping procedures, the sample preparation, and analytical procedures used meet industry standard practices and that the results are suitable to estimate mineral resources and mineral reserves.

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12.	DATA VERIFICATION

12.1	Kupol Data Verification

The resource database was reviewed and verified during site visits, a series of verification exercises during internal and external audits and a review of QA/QC results. In particular, detailed data verification was completed by Garagan (2005), who manually verified essentially all of the drillhole collar and survey records, and approximately 10% of the assays, from 2003 and 2004. A significant portion of the database has subsequently been verified by site personnel on a regular basis.

In the QP’s opinion, the Kupol data are suitable for use in Mineral Resource and Mineral Reserve estimation.

12.2	Dvoinoye Data Verification

SRK conducted a series of routine verifications to ensure the reliability of the electronic data provided by Kinross. This included auditing the electronic data against original records in the form of Adobe PDF assay certificates. Approximately 10% of the assay data were audited for accuracy against assay certificates. No input errors were detected in the Kinross data (SRK, 2012).

In the QP’s opinion, the Dvoinoye data are suitable for use in Mineral Resource and Mineral Reserve estimation.

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13.	MINERAL PROCESSING AND METALLURGICAL TESTING

13.1	Kupol Mineral Processing and Metallurgical Testing

Metallurgical sampling programs conducted are summarized in Table 13-1.

Kupol 2005 Feasibility Study Test Work Summary

For the 2005 Feasibility Study, the metallurgical sampling program consisted of 11 composite samples made from 27 samples from 2004 and 2005 drill core reject, and one trench bulk sample. These samples were submitted for the following tests: Canadian Centre for Mineral and Energy Technology (CANMET) Enhanced Leach Process (CELP), Agitated Leach Vessel Testing (ALV), Acidification Volatization Recovery pilot test (AVR), ore characterization bottle rolls tests and AMEC clay studies. The AVR, ALV and bottle roll testing was conducted at SGS Lakefield Research Ltd, the CELP studies at CANMET, Mineral Technology Branch, and the clay studies at AMEC Americas. The goal of the 2005 metallurgical sampling program was fourfold: 1) to provide preliminary metallurgical characterization of new zones of mineralization; 2) to obtain additional metallurgical characterization information in areas of inferred and indicated resources; 3) to provide samples for determination of the cost benefit analyses of the application of the CELP process; and, 4) to provide samples for further clay speciation and thickening/filtration characterization.

The cyanide concentration for the economic optimum leach conditions was found to be silver grade dependent, with higher grade supporting higher cyanide leach concentrations. The economic optimum leach conditions were used to evaluate the metallurgical response of more than 50 ore variability samples composed of single and multiple hole composites from the core drilling program. Gold recoveries were mostly consistent across the zones in the Kupol deposit, but silver recovery was significantly more variable. Final recovery estimates based on the combined Phase I and II test results were 93.8% for gold and 78.8% for silver.

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Table 13-1: Summary of Kupol Metallurgical Sampling (2000-2010)

YEAR	SAMPLE TYPE	# of SAMPLES	# of TESTS	TOTAL kg
2000	Irgredmet, Irkusk, Russia	2		1845

2003	9 Zone Composites, 40 Hole Composites	93	10	1036
2003	MacPherson Grind Testwork	55	14	503.8
	2003 Subtotal	148	24	1539.8

2004	CANMET Pb Nitrate Optimization	14	4	217.7
2004	Cn Destruction & Environmental-Geotechnical Testwork	6	2	101.75
2004	Cn Recovery Testwork	8	5	154.2
2004	Grade/Recovery Relationship	33	25	339
2004	Ore Variability – including mill feed blends	15	15	185.8
2004	Thickener and Filtration Testwork	6	2	107.85
2004	Clay Analysis of Typical Hangingwall and Footwall Dilution	1	1	15.7
2004	HQ Grind Testwork – SMC, Ball Mill WI, Abrasion Index	13	10	660.6
2004	PQ Grind Testwork – JK Drop Weight Test, MacPherson AWI	3	2	308.7
2004	Agitator Lab Testwork	1	1	1873
	2004 Subtotal	100	67	3964.3

2005	Acidification Volatization Recovery Pilot Test (AVR)	12	1	206
2005	AMEC Clay	1	1	114
2005	Agitated Leach Vessel Testing (ALV)	12	8	-
2005	Ore Characterization Bottle Rolls	5	5	87.85
2005	CELP	12	8	94.6
	2005 Subtotal			502.45

2006	Cyanide destruction study in SGS laboratory, Ontario	30	60	60
	2006 Subtotal			60

2007	Metallurgical testing of 650 zone ore samples by SGS Lakefield laboratory together with CANMET	7	14	66.5
	2007 Subtotal			60

2009	Kupol Mill laboratory metallurgical testing of additional 650 zone ore samples	5	5	47.5
2009	Determination of bond and abrasion indexes in SGS laboratory, Chita	2	6	60.5
	2009 Subtotal			108

2010	Study of 2nd Knelson concentrator installation	29	29	145
2010	Determining grindability characteristics of ore delivered to the mill in Kupol Metallurgical Laboratory, SGS Laboratory in Chita and SGS Lakefield Canada	9	13	780
2010	Determining grindability characteristics of ore from underground in SGS Laboratory in Chita	1	4	230
2010	Dvoinoye ore study in Kupol Metallurgical Laboratory	1	25	160
2010	Determining Dvoinoye ore grindability characteristics in SGS Laboratory in Chita	1	2	12
	2010 Subtotal			1327

Cyanide Destruction Study for Kupol

A laboratory evaluation of the cyanide and thiocyanate destruction in Kupol solution and/or pulp effluents produced from the CELP has been completed at the SGS Lakefield laboratory facilities in Ontario, Canada. Both batch and continuous alkaline

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chlorination tests were performed on Merrill-Crowe barren solution and simulated countercurrent washed thickener underflow pulps. Residual total cyanide (CNt) of 5 mg/L and sodium cyanide (SCN) of 10 mg/L were targeted (Devuyst, 2006).

Two flow sheets were considered for the continuous chlorination tests on Kupol effluents.

For the first flow sheet, Merrill Crowe barren solution is chlorinated to remove CNt and SCN to low levels. The chlorinated barren solution is then used as a wash solution in the counter-current decantation (CCD) circuit to displace most of the CN and SCN. The washed CCD underflow is then polished by chlorination to reach the target residual CNt of 5 mg/L and SCN of 10 mg/L. The laboratory continuous chlorination of barren solution was carried out in a single stage 30 minutes retention reactor. The CNt and SCN were reduced from feed concentrations of 260 and 110 to less than 0.1 mg/L and 2 mg/L, respectively, dosing the solution with 110% of the stoichiometric hypochlorite requirement for CN and SCN oxidation. The simulated washed CCD underflow had 1.2 mg/L CN and 14 mg/L SCN. Polishing treatment of the CCD underflow with 12.5% of the stoichiometric requirement used for the barren solution reduced the SCN to 8 mg/L, below the target of 10 mg/L SCN.

In the second flow sheet, barren washed CCD underflow pulp is chlorinated in one or two reactors operated in series. The laboratory continuous chlorination of the simulated CCD underflow pulp was carried out in a single stage 20 minutes retention reactor. The CNt and SCN were reduced from feed concentrations of 500 mg/L and 220 mg/L to averages of about 4 mg/L and less than 2 mg/L, respectively, dosing the pulp with 120% of the stoichiometric hypochlorite requirement for CN and SCN oxidation.

The two treatment options are summarized in Table 13-2 below:

Table 13-2: Salient features of the Two Treatment Options

Flow sheet	Reactor Stages	Typical Chinese Ca(OCl)2 (kg/t)	Treated Effluent (mg/L)
			CNt	SCN
Barren Solution + Polishing	3	5.56	1.2	8
Pulp	2	5.45	3 - 4	<2

Kupol 650 Zone Metallurgical Testing Results

A summary of the metallurgical test results on seven 650 zone samples was submitted by Bema. SGS Lakefield Research performed comprehensive head analyses and gravity recovery tests on each of the 7 samples and then CANMET conducted agitated leach tests on the gravity tails products using the CELP (Rajala, 2007).

Head Analyses

The head analyses for the 7 CELP samples are shown in Table 13-3.

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Table 13-3: Head Analyses of 650 Zone Test Samples

Sample	Au	Ag	Fe	As	Sb	Stot	S-2	SO4	Cu	Zn	Pb	Hg
	(g/t)	(g/t)	(%)	(%)	(%)	(%)	(%)	(%)	(g/t)	(g/t)	(g/t)	(g/t)
650-1	29.8	1,208	1.86	0.170	0.110	2.06	1.82	0.4	1,400	4,300	2,500	7.5
650-2	27.6	615	0.54	0.010	0.019	0.10	0.04	<0.4	130	230	150	2.6
650-3	15.0	38	0.37	0.004	0.009	0.03	<0.01	<0.4	76	290	120	2.4
650-4	14.7	30	1.00	0.006	0.005	0.81	0.63	<0.4	33	290	140	1.2
650-5	24.0	602	3.04	0.310	0.076	3.07	2.88	<0.4	1,300	3,700	1,800	7.0
650-6	35.7	416	0.57	0.006	0.014	0.05	0.01	<0.4	220	710	370	2.0
650-7	26.9	1,880	1.14	0.032	0.034	0.36	0.24	<0.4	500	1,000	630	9.5

Gravity Separation Results

Table 13-4 presents the results of the gravity separation tests on the seven 650 zone samples.

Table 13-4: Gravity Separation Results for 650 Zone Samples

	80% Passing	Gravity Concentrate					Gravity Tails (leach feed)		Head (calculated)		Head (direct)
	Grind Size	Weight	Assay (g/t)		Recovery (%)		Assay (g/t)		Assay (g/t)		Assay (g/t)
Sample	(microns)	(%)	Au	Ag	Au	Ag	Au	Ag	Au	Ag	Au	Ag
650-1	45	0.041	18,397	32,215	26.4	1.1	21.2	1,216	28.8	1,229	29.8	1,208
650-2	44	0.056	27,587	241,389	64.8	25.0	8.46	409	24.0	545	27.6	615
650-3	46	0.038	8,232	8,420	24.6	10.4	9.65	27.8	12.8	31.0	15.0	38.4
650-4	43	0.060	10,731	7,474	43.9	15.7	8.17	23.9	14.6	28.3	14.7	30.1
650-5	45	0.046	8,488	27,199	25.9	2.2	11.2	567	15.1	579	24.0	602
650-6	43	0.074	18,197	193,761	45.3	36.7	16.3	247	29.8	390	35.7	416
650-7	49	0.061	19,440	660,580	42.1	21.3	16.23	1,481	28.0	1,880	26.9	1,880

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CELP Metallurgical Test Results

The metallurgical results for the CELP tests on the seven 650 zone samples are summarized in Table 13-5 below.

Table 13-5: CELP Test Results for the 650 Zone Samples

Sample No.	Gravity Recovery		Leach Extraction		Residue Assays		Overall Recovery		Reagent Consumption		Leach Preg Solution
	Au (%)	Ag (%)	Au (%)	Ag (%)	Au (%)	Ag (%)	Au (%)	Ag (%)	NaCN (kg/t)	CaO (kg/t)	Fe (ppm)	Cu (ppm)
650-1	26.4	1.1	86.8	24.9	2.80	912.7	90.3	25.8	2.1	6.4	0.022	161
650-2	64.8	25.0	96.6	93.7	0.29	25.7	98.8	95.3	1.9	6.5	<0.54	10.2
650-3	24.6	10.4	97.6	84.3	0.23	4.4	98.2	85.9	1.4	6.9	<0.16	28
650-4	43.9	15.7	96.8	84.9	0.26	3.6	98.2	87.3	1.3	6.7	<0.14	2.2
650-5	25.9	2.2	65.2	45.7	3.90	308.0	74.2	46.9	2.8	6.2	<0.14	734
650-6	45.3	36.7	98.2	93.0	0.29	17.3	99.0	95.6	1.8	6.9	<0.54	18.0
650-7	42.1	21.3	95.3	90.1	0.77	144.7	97.3	92.2	3.6	6.5	<0.14	382

Grindability Study of Kupol Mine Ore Samples

A grindability study was done in the laboratory of CJSC “SGS Vostok Limited” branch in Chita on two Kupol Mine ore samples:

●	sample No. 1 taken from two underground locations, at 515 m level and 395 m level;
●	sample No. 2 taken from the open pit at 588 m level, production block No. 4.

The samples were received for analysis in June 2009 at the laboratory of CJSC SGS Vostok Limited in Chita. Tests were done to determine Bond ball mill work index and Bond abrasion index.

Preparation of Ore Samples

For the grindability study, two samples were received at the laboratory of SGS Vostok Limited in Chita. Table 13-6 provides details of the two samples and Figure 13-1 shows the preparation protocol.

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Table 13-6: Ore Samples

Sample	Sampling location	Level	Packaging	Total weight	Particle size
Sample # 1	underground	515 m and 395 m	2 bags, capron drum	34.5 kg	-50 mm
Sample # 2	open pit	588 m, production block No. 4	2 bags, capron drum	26 kg	-50 mm

Figure 13-1: Process for Preparing Ore Samples

Bond ball mill work index (BWi) and Bond abrasion index (Ai) tests were done using standardized methods and equipment. The grindability indices allow determination of equipment types and dimensions, and the selection of the most efficient grinding scheme.

To obtain full information, the tests to determine Bond ball mill work index were done on two control screens: -0.075 and 0.063 mm. Combined test results are shown in Table 13-7.

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Table 13-7: Results of Kupol Mine Ore Samples Grindability Tests

Sample	Test	Bulk Density, t/m3	Values
			BWi	Ai
Technological Sample #1	BWi - 75	1.68	19.3	-
	BWi – 63	1.64	19.8	-
	Ai	-	-	0.6533
Technological Sample #2	BWi – 75	1.64	20.7	-
	BWi – 63	1.60	21.2	-
	Ai	-	-	0.6175

Bond Ball Mill Work Index (BWi)

Tests to determine Bond ball mill work index were done according to the standard procedure, in standard mill, in closed circuit on dry material with particle size  minus 6 mesh. Test results are used to determine mill sizes.

Bond Abrasion Index (Ai)

The abrasion index represents weight loss of the blade after testing under standard conditions, and is used to determine the wear rate of the grinding media, crushers, rod, and ball mills liner.

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13.2	Dvoinoye Mineral Processing and Metallurgical Testing

The purposes of the Dvoinoye metallurgical test work program were to:

●	Examine the impact of grind size on gold and silver recoveries;
●	Determine reagent consumption; and
●	Evaluate metallurgical performance of Dvoinoye ore in the Kupol process plant.

Furthermore, investigations around the existing Kupol process plant equipment were performed in order to determine what modifications would be required to meet the annual production targets for the Kupol underground operation as well as treating the mine production from Dvoinoye. The plan for the mill expansion was to increase throughput from the original design of 3,000 t/d (133 t/h at 94% availability) to 4,500 t/d (200 t/h at 94% availability).

Metallurgical testing of the High Grade (HG) and Low Grade (LG) Dvoinoye ores and Kupol underground samples were carried out both at the Kupol laboratory and at SGS Chita. A HG composite sample, the Special High Grade (SHG) sample, was sent directly to Kupol from the Dvoinoye site for gravity and leach testing as per the Kupol flow sheet. Further metallurgical testing was conducted at SGS Chita on HQ (63.5 mm diameter) drill core that was drilled between August and October of 2010. Exploration assaying and comminution, gravity recovery, leaching and cyanide destruction metallurgical testing were performed by SGS Chita on the HQ core samples.

A grinding circuit survey, followed by JKSimMet modelling and simulation studies were completed under the direction of SGS Lakefield.

Gravity test work was also conducted on one HG and one LG Dvoinoye composite sample at the NTL TOMS group laboratory in Irkutsk with follow up modelling and simulations by Knelson in Langley, British Columbia. The HG and LG Dvoinoye composite samples were prepared by SGS Chita and then shipped to the NTL TOMS laboratory.

A thickener test program was conducted at the Kupol mine site by FLSmidth early in 2011. The testing was performed on the two Dvoinoye HG composites, a LG Dvoinoye composite, a Kupol underground sample and various blends of the Dvoinoye composites with the Kupol underground sample. FLSmidth also tested plant samples to evaluate the capacity of the Kupol process thickeners and for comparison with the other laboratory results.

Dvoinoye CANMET Survey

Kinross requested CANMET to send a representative to Kupol in early 2011 to witness the test work procedures being used for both conventional cyanidation as well as the CELP tests.

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Analysis of the experimental procedure and conditions used for the leaching of the gold and silver from a Kupol underground sample indicates that the experiments were conducted using appropriate laboratory procedures and produced reliable results for the extraction of gold and silver with CELP leaching.

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14.	MINERAL RESOURCE ESTIMATE

14.1	Kupol Mineral Resources

Kupol Resources Introduction and Mineral Resource Statement

Mineral Resources are reported for Kupol and the Moroshka project. For the location of Moroshka, see Figure 4-2.

All geological units such as veins, stockworks, dykes, basalt units, and major faults within the vein/stockwork area were interpreted on north-facing cross-sections spaced 3 to 25 m apart, depending upon local drill hole spacing. The final interpretation and wireframes are the culmination of many iterations of the process which included wireframe construction on plan and section interpretations at 15 m spaced levels, visual review of plan and section views, and modifications to the interpretation where needed. Logged intervals and blocks were coded from the vein and waste domain wireframes. High gold and silver assays were capped before calculating downhole composites. Capped and uncapped grades were estimated into blocks using Ordinary Kriging (OK). The block grade estimates were checked visually on screen and on plotted cross sections (composite grades relative to block model grades), comparison of OK with nearest neighbor (NN) and Inverse Distance Squared (ID2) estimates, block model statistics, and swath analysis of grade profiles by northing and elevation.

Mineral Resources for Kupol as at December 31, 2014 are shown in Table 14-1.

Table 14-1: Kupol Mineral Resource Statement Exclusive of Reserves

	Tonnes (000s)	Gold (g/t)	Gold Ounces (000s)	Silver (g/t)	Silver Ounces (000s)
Measured (M)	-	-	-	-	-
Indicated (I)	386	15.97	198	185.1	2,298
M+I	386	15.97	198	185.1	2,298

Inferred	474	12.55	191	199.3	3,034

Notes:
1. Mineral Resources are exclusive of Mineral Reserves.
2. Mineral Resources are estimated according to CIM Definitions.
3. Mineral Resources are estimated at $1,400/oz Au and $22/oz Ag.
4. Mineral Resources are estimated using a cut-off grade of 6 g/t AuEq. Au equivalency is calculated using a ratio of 0.0157 silver/gold.
5.This table includes Kupol and Moroshka.

Kupol Model Data

Data used from the start of project until end of 2014 are summarized in Table 14-2.

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Table 14-2: Samples Used in Estimate

Data	Drill Core	RC Drill	Chip / Channel	Trench	Termite Core
Total metres (m)	530,711	16,356	50,098	61,277	14,411
Average recovery (%)	94.41	0.00	n/a	n/a	84.35
Average section spacing (m)	10-50	10	n/a	5	5
Average hole spacing (m)	10-50	5	n/a	n/a	5
Average sample length (m)	0.94	1.04	0.94	0.94	1.00

Kupol Wireframes

Lithological unit and vein texture codes are summarized in Table 14-3. Previous studies (Garagan, 2004 and Garagan, 2005) and field observations indicate quartz veins contain the majority of the high grade gold and silver mineralization, logged as:

●	vein (90);
●	banded/colloform (91);
●	breccia (92);
●	quartz breccia (93);
●	wall rock breccia (96);
●	yellow siliceous breccia (97); and
●	hematitic breccia (98).

Stockwork veining contains lower grade mineralization and is logged as stockwork (94) and veinlet/stringers (95).

Vein, stockwork, dyke, faults and basalt were interpreted and used to control gold and silver grade estimation. Logged geology (with contact attitudes measured where possible) from the detailed core or trench logs was used as the basis for the interpretation. Occasionally, grade was used to define the vein geometry. Contact dilution was not included in the interpreted vein used for resource reporting; as dilution is applied only for mineral reserve reporting. For this model, it is assumed that the full vein width will be mined as either ore or waste.

Vein domains were interpreted as one main vein or group of veins and are supported by grade distributions. The overall vein and stockwork structure strikes north-south with local variations up to 25° to the east and west. The host structure is steeply dipping to the east, ranging from -70° to almost vertical. The zone extends continuously along the full strike and dip directions of the deposit with dykes, faults, and some basalt units impacting vein and stockwork volume.

Stockwork zones consist of veinlet-stringers (95), stockwork with 10% or more veining (94), and locally wall rock breccia (96). Encapsulated stockwork or host rock within the

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main vein that is less than 1.5 m wide is included in the interpreted vein. Similarly small discrete veins within the stockwork or stringer zones were included in stockwork, particularly if they were low grade (~3 g/t).

Rhyolite and basalt dykes and major faults directly affecting the vein zone were modelled. Additional dykes, footwall and hanging wall faults and volcanic stratigraphy were interpreted on west-east vertical cross sections, but were not modelled in three dimensions.

Surface geological information from pre-2003 was updated by Russian and Canadian geologists based on new trench information and by projection of drillhole information to the surface. This update was done on 1:200 scale Russian trench plans then simplified onto a 1:5,000 summary plan. Trench data and surface mapping (completed in 2004 and 2005) located on primary section lines were considered in the 3D interpretation. Data located between the sections were used for estimation but wireframe models were not directly tied to them. Off-section trenches were tagged from the digitized surface interpretation. Areas drilled with close spaced holes were interpreted on the close spaced drill section lines and tied into the main wireframes.

Micromine software was used to create 3D wireframes for each area of the Kupol deposit (i.e., South Extension (SE), South (SZ), North (NZ), North Upper (NU), and North Extension (NE)) and the Moroshka project. A full list of lithology codes can be found in Table 14-3 and wireframe lithology codes are shown in Table 14-4. The 3D interpretation was completed on north facing cross sections spaced 3 to 25 m apart. The interpretations were digitized on each section and wireframe models were built from the digitized lines. The lithological interpretation and wireframes were projected 100 m beyond the last drill information. Vertical versus plan section reconciliation of the interpretation was carried out to validate the wireframes. Several sets of levels spaced 15 m apart and cross sections of variable spacing were plotted and checked for drillholes tagging and inconsistencies in the interpretation before the final wireframes were complete.

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Table 14-3: Lithological Unit and Vein Type Codes

Code	Lithological Unit / Vein Type
12	Andesite
15	Andesite ‐ Basalt
21	Mafic ‐ Intermediate
30	Sediments
40	Felsic ‐ Intermediate
52	Rhyolite Dyke
55	Basalt Dyke
70	Fault
80	Surficial Deposit
90	Vein ‐ Massive
91	Vein ‐ Colloform‐Banded
93	Black/Yellow/Red Quartz Vein
96	Vein ‐ Wall rock Breccia
99	Stockwork

Wireframes of interpreted vein, stockwork, dyke, major faults and basalt were used to back tag assay intervals. The vein wireframes were coded as “XX_vein” and everything else were coded as “XX _waste” (where XX is zone name).

The following codes were assigned to the assay intervals and were used throughout the modelling process (Table 14-4).

Table 14-4: Wireframe Lithology Codes

Lithology	Code
VEIN	(XX) _Vein STOCKWORK
DYKE	(XX) _Waste
FAULT	(XX) _Waste
BASALT	(XX) _Waste
VEIN	(XX) _Vein STOCKWORK

Kupol and Moroshka Data Analysis and Capping

The vein domains are higher grade (Au and Ag) than the other domains (Stockwork, Rhyolite, and Basalt, etc.). Grades are variable by zone as shown by the coefficients of variation, from 1.5 (NU) to 3.1 (SE) for Au and from 1.6 (NU) to 3.2 (SE) for Ag. Assay length for samples tagged as vein is also variable, ranging from 0.04 to 14.60 m with a mean of 0.91 m.

Grade caps were applied to Au and Ag for both the Kupol Mine and Moroshka project. Capping levels were calculated based on data spacing because of the risk associated with high grades in areas with sparse data. Raw assay intervals were capped prior to compositing and grade estimation. The following methodology was used to determine the capping levels for the raw Au and Ag assays:

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●	sectional review and field observation indicates geological, grade and geometric differences in the vein at locations other than area (or zone) designations (SE, SZ, NZ, NE and Moroshka);
●	cap levels were determined from grade distribution breaks on lognormal probability plots, mean and variance plots, and visual observation of sorted data; and
●	these capping values were then applied to the raw Au and Ag assays before compositing.

Capping values for all zones at Kupol and Moroshka veins are summarized in Table 14-5.

Table 14-5: Kupol and Moroshka Capping Values by Zone

Zone	Capping
	Au (g/t)	Ag (g/t)
South Extension - 650	130	2500
South	150	1630
Big Bend	350	7330
Central	180	2650
North	180	3170
North Upper	150	1500
North Extension	130	1700
Moroshka	150	1700

Kupol Compositing

Downhole 1.0 m composites were created from the raw assay file and were calculated based on the domain wireframes and not a straight downhole strategy. The resultant 1.0 m composites were then back-coded with the associated domain codes. The shorter length residual dilution halo composites less than 0.25 m were excluded.

Kupol Variography

The vein composited data sets were used for the purpose of variogram analysis. Variograms for gold and silver were modelled using Snowden Supervisor software for the waste and vein domains.

Downhole variograms were calculated and modelled to determine the nugget. Subsequently, directional variograms were calculated and modelled using a nugget and a variable number of structures.

Normal Scores (NS) transform was applied to each variogram and used for modelling the spatial continuity for both the Kupol and Moroshka projects. The composite data were divided into two domains in each zone for purpose of improving the quality of the NS variogram models. The NS variograms were back transformed and used for resource estimation.

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Kupol Block Models

Five separate block models covering the main Kupol vein area were built to better represent the different vein geometries and orientations. Table 14-6 summarizes the block model’s geometry.

Table 14-6: Kupol Block Model Geometry

Zone	x/y/z	Min Center	Block Size	Max Center	# Blocks
SZ	East	76720	1	77110	391
	North	90080	5	90710	127
	Z	230	5	590	73
NE	East	76950	1	77150	201
	North	92570	5	93310	149
	Z	-250	5	550	161
NU	East	76950	1	77160	211
	North	92200	5	92600	81
	Z	-100	5	620	145
NZ	East	76950	1	77200	251
	North	91600	5	92300	141
	Z	250	5	650	81
SE	East	76670	1	77110	431
	North	88890	5	89940	211
	Z	90	5	600	103

Waste domain models around each ore zone (15-20 m surrounding the ore domain) were created and filled with blocks/sub-blocks (Table 14-7).

Table 14-7: Kupol Resource Model Sub-Blocking Sizes

Zone	Minimum Block Size			Maximum Block Size
	X	Y	Z	X	Y	Z
NZ, SE, NU, NE	0.5	1	1	1	5	5
SZ	0.1	0.5	0.5	1	5	5

Kupol Grade Estimation

Capped gold and silver grades were used to estimate the vein and waste parent blocks using OK. Nearest Neighbor (NN) and Inverse Distance Squared (ID2) estimates were completed for comparison and validation purposes.

The strike-length of the Kupol deposit as modelled is close to 4.0 km long. Overall vein zone orientation strikes north-south with ±25° local variations. It dips steeply to the east at 75° to near vertical. To best represent local vein orientation, different search orientation ellipses have been used.

Waste and vein blocks were estimated separately. Hard boundaries were used to estimate both vein and waste blocks.

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A three step search strategy was used for the OK estimate. For the last two searches, the search volume was expanded. The search parameters used in the estimation were oriented to match the dip and strike of the veins. Estimation parameters used for all grades are presented in Table 14-8.

Table 14-8: Kupol Estimation Parameters

Data	Ore Type/Source
	Measured	Indicated	Inferred
Composite length (m)	1	1	1
Capping limit (Au g/t)	Variable (130-230)	Variable (130-230)	Variable (130-230)
Capping limit (Ag g/t)	Variable (1670 - 4400)	Variable (1670-4400)	Variable (1670-4400)
Capping limit (Cu %)	N/A	N/A	N/A
X,Y,Z, block size (m)	1, 5, 5	1, 5, 5	1, 5, 5
Sub-blocking (y/n)	Y	Y	Y
Grade interpolation method	OK	OK	OK
X axis search range (m)	Variable	Variable	Variable
Y axis search range (m)	Variable	Variable	Variable
Z axis search range (m)	Variable	Variable	Variable
Avg. bulk density (t/m3)	2.48 - 2.55	2.48 - 2.55	2.48 - 2.55
Avg. met. Recovery at COG (%)	90.7% Au, 77.0% Ag	90.7% Au, 77.0% Ag	90.7% Au, 77.0% Ag
Cut-off grade (Au g/t)	6	6	6

Kupol Density

Block Model tonnage factors based on density testwork are shown in Table 14-9. The resource estimate tonnage factors are well supported and acceptable (based on reconciliation). Additional density data will be collected for South Extension and North Extension, where there are wider ranges of density results and generally less data available than the other zones.

Table 14-9: Block Model Tonnage Factors

Zone	Tonnage Factor (t/m3)	Number of Tests	Average (t/m3)
South Extension - 650	2.55	214	2.55
South	2.48	249	2.50
Big Bend	2.48	289	2.46
Central	2.48	124	2.50
North	2.48	192	2.48
North Extension	2.52	72	2.53
Waste Rock	2.42	3,330	2.46

Kupol Resource Classification

Mineral Resources are classified based on the Canadian Institute of Mining, Metallurgy and Petroleum guidelines (CIM, 2014). Indicated and Inferred resources were defined by reviewing grade and mineralized vein width on west/east trending cross sections and a vertical longitudinal projection.

Indicated Mineral Resources are classified where drill holes or trenches intersect the veins at approximately 50 m spacing. Projection of Indicated Resources is limited to 25

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m down-dip in the vein and 12.5 to 25 m along strike. Within Indicated Resources, the vein structure is continuous, although the vein thickness may be affected locally by faulting and dykes.

Inferred Mineral Resources are classified down dip and along strike from Indicated Resources in areas drilled at over 50 m spacing. Projection distances are limited to within 150 m of a drill hole.

Kupol Model Validation

The following checks were completed on the resource model:

●	Visual inspection of OK estimation results versus composite Au grades on vertical sections and plans (on screen and hard copy sections);
●	Comparison of kriged, inverse distance estimates and nearest neighbor (declustered) composite distributions;
●	Analysis of block model statistics; and
●	Swath plot analysis of grade profiles by northing and elevation.

Kupol Reconciliation

Reconciliations compare the tonnage, grade and contained metal data from one data source to another, such as the resource model to production records. Data sources are compared by means of ratios or factors. Kinross uses the reconciliation method developed by Parker (2012). This method provides the key performance indicators designated as F1, F2, and F3. These apply to tonnage, grade, and metal quantities. F1 is the ratio of grade control model to reserve model depletions. F2 is the ratio of ore received at the mill (mill feed) to ore delivered to the mill based on the grade control, survey, and/or mine production data from the dispatch system. F3 is calculated from F1 and F2, specifically, F3 = F1 X F2. F3 measures the performance of the reserve model against the final mill production, which is useful to assess the risk in achieving mine plan production targets. 2014 annual reconciliation of model predictions to production actual was acceptable (Table 14-10).

Table 14-10: Kupol 2014 Reconciliation Metrics

F1/F2/F3 Reconciliation	F1 Mine/Model	F2 Mill/Mine	F3 Mill/Model
Tonnage	109%	99%	108%
Au Grade	104%	94%	97%
Au Oz	113%	92%	105%
Ag Grade	100%	89%	89%
Ag Oz	109%	88%	96%

Mill Production to Block Model (Mill/Model) performance indicators were as follows: Tonnage 108%, Gold Grade 97%, Gold Ounces 105%, Silver Grade 89%, and Silver Ounces 96% for 2014.

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Moroshka Block Model

Table 14-11 shows the block model geometry for the Moroshka deposit.

Table 14-11: Moroshka Block Model Geometry

	Min Centre	Block Size	Max Centre	# Blocks	Rotation
East	81000	1	81210	211	None
North	89400	15	90010	42
Z	150	15	480	23

A waste domain was created and filled with blocks/sub-blocks. The minimum sub-block size (Table 14-12) was based on required resolution to appropriately fit the waste and ore wireframes.

Table 14-12: Moroshka Resource Model Sub-Blocking Sizes

Zone	Minimum Block Size			Maximum Block Size
	X	Y	Z	X	Y	Z
Moroshka Project	1	1.5	1.5	1	15	15

Moroshka Grade Estimation

Ordinary Kriging was used to estimate the coded and capped Au and Ag 1 m composites using Micromine software. Capping levels are as described above under Kupol and Moroshka Capping. Nearest Neighbor (NN) and Inverse Distance Squared (ID2) estimates were completed for comparison and validation purposes.

Capped grades are identified by field names that incorporate the grade field and the capping applied. The strike-length of the Moroshka orebody as modelled is close to 680 m, and the down-dip extent is 280 m. The down-dip distance from surface ranges from 80 to 120 m with an average width of ~1.7 m. Overall, the vein zone orientation strikes north-south with ±15° local variations and dips steeply to the east at 75° to near vertical.

Similar to Kupol, a three step search strategy was adopted which varies the minimum and maximum number of samples and an expanded search for the last two passes. The search parameters used in the estimation were oriented to match the dip and strike of the veins. Estimation parameters used are presented in Table 14-13.

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Table 14-13: Moroshka Estimation Parameters

Data	Ore Type/Source
	Measured	Indicated	Inferred
Composite length (m)	-	1	1
Capping limit (Au g/t)	-	150	150
Capping limit (Ag g/t)	-	1700	1700
Capping limit (Cu %)	N/A	N/A	N/A
X,Y,Z, block size (m)	-	1, 15, 15	1, 15, 15
Sub-blocking (y/n)	-	Y	Y
Grade interpolation method	-	OK	OK
X axis search range (m)	-	Variable	Variable
Y axis search range (m)	-	Variable	Variable
Z axis search range (m)	-	Variable	Variable
Avg. bulk density (t/m3)	-	2.55	2.55
Avg. met. Recovery at COG (%)	-	-	-
Cut-off grade (Au g/t)	-	6	6

Moroshka Resource Classification

Mineral Resources are classified based on the Canadian Institute of Mining, Metallurgy and Petroleum guidelines (CIM, 2014). Indicated and Inferred resources were defined by reviewing grade and mineralized vein widths on west/east trending cross sections and a vertical longitudinal projection.

Indicated Mineral Resources are estimated where drill holes intersect the vein(s) at approximately 35 metre spacing. Projection of Indicated Resources is limited to 15 m down-dip in the vein and along strike. Within Indicated Resources, the vein structure is continuous.

Inferred Mineral Resources are estimated down dip and along strike from Indicated Resources in areas drilled at approximate 50 metre spacing. Projection distances are limited to within 30 m of a drill hole.

Resource classification was assigned into the block model using wireframes.

Moroshka Model Validation

The validation checks described for Kupol above were also used for the Moroshka model.

Moroshka Mineral Resource Statement

The quantities in the Mineral Resource Statement for Moroshka in Table 14-14 are included in the overall Kupol statement in Table 14-1.

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Table 14-14: Moroshka Mineral Resource Statement

	Tonnes (000s)	Gold (g/t)	Gold Ounces (000s)	Silver (g/t)	Silver Ounces (000s)
Measured (M)	-	-	-	-	-
Indicated (I)	386	15.97	198	185.1	2,298
M+I	386	15.97	198	185.1	2,298

Inferred	44	10.09	14	117.5	166

Notes:
1.	Mineral Resources are exclusive of Mineral Reserves.
2.	Mineral Resources estimated according to CIM Definitions.
3.	Mineral Resources estimated at $1,400/oz Au and $22/oz Ag.
4.	Mineral Resources are estimated using a cut-off grade of 6 g/t AuEq. Au equivalency is calculated using a ratio of 0.0157 silver/gold.

14.2	Dvoinoye Mineral Resources

Dvoinoye Resources Introduction and Mineral Resource Statement

The 2014 resource model was prepared using 31 vein domains based on approximately a 2.0 g/t Au cut-off grade. A ‘Dilution Halo’ wireframe that envelopes all of the veins was also built as well as lithology wireframes. The resources are constrained by planned excavation shapes and are reported without dilution. As in previous models, inverse distance cubed (ID3) was used to estimate the block grades.

Mineral Resources are classified based on the Canadian Institute of Mining, Metallurgy and Petroleum guidelines (CIM, 2014).

Mineral Resources for Dvoinoye as at December 31, 2014 are shown in Table 14-15.

Table 14-15: Dvoinoye Mineral Resource Statement Exclusive of Reserves

	Tonnes (000s)	Gold (g/t)	Gold Ounces (000s)	Silver (g/t)	Silver Ounces (000s)
Measured (M)	-	-	-	-	-
Indicated (I)	118	9.94	38	20.3	77
M+I	118	9.94	38	20.3	77

Inferred	122	12.10	47	16.6	65

Notes:
1.	Mineral Resources are exclusive of Mineral Reserves.
2.	Mineral Resources are estimated according to CIM Definitions.
3.	Mineral Resources are estimated at $1,400/oz Au and $22/oz Ag.
4.	Mineral Resources are estimated using a full economic cut-off grade of 6.41 g/t Au and an incremental cut-off grade of 2.00 g/t Au.

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Dvoinoye Model Data

A DataMine Fusion database was implemented in 2012 for the exploration data. The Fusion database contains queries and charts for extracting and monitoring quality control results.

Exploration drilling from surface and underground grade control drilling and sampling available up to October 28, 2014 were used for estimation of the 2014 end of year Dvoinoye model update. Overall, there is a significant amount of data available and 1,184 drilling and channel records totaling 93,744 m were used.

Dvoinoye Wireframes

The initial Dvoinoye wireframes from 2011 and 2012 models were created with the aid of scanned sections from the site geologists. For the 2014 geologic model, 31 vein wireframes and a dilution halo wireframe were built directly in Micromine by Dvoinoye personnel based on all of the surface and underground data available. The 31 vein wireframes were built based on an approximate 2.0 g/t Au cut-off grade and are summarized in Table 14-16.

Table 14-16: Dvoinoye Wireframes

Domain Name	Rock Code	Domain Code	Precedence (High to Low)	Density	Description	Domain Name
Syenite	57	57	1	2.60	Syenite Dyke (Waste)	Syenite
Rhyolite	52	52	2	2.74	Rhyolite Dyke (Waste)	Rhyolite
Main vein	1	1-32	3	2.57	Massive Vein (Ore)	Main vein
Dilution	40	40	4	2.62	Dilution Stockwork/Andesite (Ore)	Dilution
Waste	99	99	5	2.65	Waste	Waste
Air	100	100	6	0	Air	Air

Dvoinoye Capping

The capping limits were chosen as a function of the continuity – discontinuity of the high grade tail of the raw gold and silver assays before compositing. Disintegration analysis coupled with histograms and cumulative frequency plots were used to assess the capping limits of metal assays. The gold and silver capping levels selected for each vein domain are summarized in Table 14-17. High dilution halo gold and silver grades were also capped to 25 g/t and 50 g/t, respectively.

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Table 14-17: Dvoinoye Capping Levels

Domain Name	Domain Code	Capping Level Au g/t	Capping Level Ag g/t	Total No. Comp Samples	Total No. Capped Samples Au	% Capped Au	Total No. Capped Samples Ag	% Capped Ag
D1_1_1	1	173	300	4,035	61	1.51%	64	1.59%
D1_1_2	2	165	300	452	8	1.77%	9	1.99%
D1_6_1	3	165	300	297	4	1.35%	6	2.02%
D1_6_2	4	165	300	54	1	1.85%	2	3.70%
D2_2_1	5	90	100	106	7	6.60%	6	5.66%
D2_2_2	6	90	100	23	1	4.35%	1	4.35%
D2_2_3	7	90	100	5	0	0.00%	0	0.00%
D2_2_4	8	90	100	67	1	1.49%	2	2.99%
D2_2_5	9	90	100	74	2	2.70%	1	1.35%
D2_2_6	10	90	100	3	0	0.00%	0	0.00%
D3_3_1	11	90	100	420	6	1.43%	7	1.67%
D3_3_2	12	90	100	193	3	1.55%	4	2.07%
D3_3_3	13	90	100	12	0	0.00%	0	0.00%
D3_3_4	14	90	100	22	0	0.00%	0	0.00%
D3_3_5	15	90	100	17	0	0.00%	0	0.00%
D5_3_6	16	60	90	66	0	0.00%	0	0.00%
D5_3_7	17	60	90	11	0	0.00%	0	0.00%
D5_4_3	18	60	90	394	6	1.52%	7	1.78%
D5_4_4	19	60	90	4	0	0.00%	0	0.00%
D5_14_1	20	60	90	26	0	0.00%	0	0.00%
D6_6_3	21	90	100	38	0	0.00%	0	0.00%
D6_6_4	22	90	100	5	0	0.00%	0	0.00%
D10_4_1	23	90	100	36	1	1.39%	2	5.56%
D10_4_2	24	90	100	26	0	0.00%	0	0.00%
D10_10_1	25	90	100	66	1	0.76%	1	1.52%
D10_10_2	26	90	100	13	0	0.00%	0	0.00%
D10_10_3	27	90	100	7	0	0.00%	0	0.00%
D10_10_4	28	90	100	34	0	0.00%	0	0.00%
D10_10_5	29	90	100	16	0	0.00%	0	0.00%
D10_10_6	30	90	100	5	0	0.00%	0	0.00%
D10_10_7	31	90	100	4	0	0.00%	0	0.00%
Total				6,531	101	1.55%	112	1.71%

Dvoinoye Compositing

Upon examination of the raw sample length statistics for the vein samples and the dilution halo samples, a composite length of 2 m was chosen for the vein samples and 1 m for the dilution halo samples. Composites honoured the mineralized domain boundaries of the main vein and dilution halo. The shorter length residual vein composites proximal to footwall contacts, on average, were of comparable grade to the 2.0 m composites, and were therefore included in the estimation process. The dilution halo composites were reduced to 1 m to better preserve the higher background grades located at the vein contacts. The shorter length residual dilution halo composites less than 0.5 m were excluded.

When compositing, assay values less than detection limit were assigned a value half of the detection limit value, which depending on the laboratory, was commonly 0.005 g/t

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or 0.5 g/t for Au and 0.15 g/t or 0.25 g/t for Ag. A value of 0.005 g/t was assigned to Au and 0.1 g/t was assigned to Ag when implicit or explicit missing samples were present.

Dvoinoye Variography

The Dvoinoye variographic analysis used raw (composite) grades in the variogram analysis. Traditional variograms were used with lags set within the drillhole spacing distances, and tolerance windows were no greater than 30º degrees for any variable. Spherical structures were used for all variogram models and the analyses were constrained to the main vein domain.

It should be noted that similar results were obtained from variography in the 2011 FS and model updates and reviews in 2013 and 2014.

Dvoinoye Block Model

A 2014 Micromine block model was created to cover the known extents of the Dvoinoye deposit. A 35 degree (clockwise) rotation and parent block size of 5 x 5 x 5m were applied. Table 14-18 summarizes the block models geometry.

Table 14-18: Dvoinoye Block Model Geometry

	Min Centre	Block Size	Max Centre	# Blocks	Rotation
East	-9925	5	-8750	247	35° (clockwise azimuth)
North	5450	5	6770	253
Z	550	5	1300	151

A parallel block model was built in GEMS to validate the Dvoinoye Micromine model as part of an external resource audit (RPA, 2014b).

Dvoinoye Grade Estimation

The interpolation method used for populating the block model was Inverse Distance Cubed (ID3), which was also used for the 2013 and 2011 models. Previous models included OK and Nearest Neighbour (NN) which are used for validation purposes. Two passes were used to interpolate the 31 vein and dilution halo domains. The search ellipsoid orientations were customized to the overall average strike and dip for each domain. The first pass search radii for the veins were 40x30x5 m and the second pass radii were 100x75x12.5 m. Most of the first pass searches used a maximum of 3 composites per hole and a minimum of 4 composites so that at least two holes had to be used to interpolate a block.

Dvoinoye Resource Classification

Mineral Resources are classified under the categories of Measured, Indicated and Inferred Mineral Resources, in accordance with CIM Definition Standards. Classification of the resources reflects confidence of grade continuity, as a function of many factors including primarily; assay data quality, QA/QC procedures, quality of

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density data, and sample spacing relative to geological and geostatistical observations regarding the continuity of mineralization.

The resource model blocks were classified into Measured, Indicated, and Inferred categories based on the level of confidence in the grade estimate for each block. The classification scheme is based on defining Indicated in areas where the drill holes are spaced at up to approximately 30 m apart. This spacing corresponds to approximately the range at 86% of the total sill. Areas with channel sampling were classified as Measured. Classification shapes were built for Measured and Indicated and the remaining blocks were classified as Inferred resources. In the model, Measured, Indicated, Inferred, and exploration potential blocks were coded with values of 1, 2, 3 and 4, respectively.

Dvoinoye Model Validation

RPA (2014b) built a parallel resource model in GEMS for comparison with the site’s Micromine model. Overall, the Micromine and GEMS volumes for the vein domains and stope shapes were identical. The global resource tonnages and grades that were reported from Micromine and GEMS were within two percent.

Dvoinoye Reconciliation

For an explanation of reconciliation metrics, see Kupol Reconciliation in Section 14.1. For Dvoinoye, 2014 annual reconciliation of model predictions to production actual was considered to be acceptable (Table 14-19).

Table 14-19: Dvoinoye 2014 Reconciliation Metrics

F1/F2/F3 Reconciliation	F1 Mine/Model	F2 Mill/Mine	F3 Mill/Model
Tonnage	98%	99%	96%
Au Grade	97%	101%	97%
Au Oz	95%	99%	94%
Ag Grade	84%	123%	103%
Ag Oz	82%	121%	99%

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15.	MINERAL RESERVE ESTIMATE

15.1	Kupol Mineral Reserves

Kupol Reserves Introduction and Mineral Reserve Statement

All of the mining at the Kupol mine is by underground methods. The open pit mine was completed in 2011. Of the seven separate ore zones that have been identified, there are now only five with Mineral Reserves. The remaining ore zones are:

1.           North Extension Zone (NE)
2.           North Upper Zone (NU)
3.           North Zone (NZ)
4.           South Zone (SZ)
5.           South Extension Zone (SE)

Minimum width considerations strongly affect the planned shapes, as the ore zones can be narrow, but high grade. Minimum ore mining width is 2 to 2.5 m for blasthole panels and 4 m for sill drifts, and the design sublevel width is 5 m. The upper levels of the mine and a long section of the zones are shown in Figures 15-1 and 15-2.

Proven and Probable Mineral Reserves for Kupol as at December 31, 2014 are shown in Table 15-1. Mineral Reserves have not been declared for Moroshka. Mineral reserves were estimated using metal prices of US$1,200/oz gold and US$20 /oz silver. The Underground mineral reserves are reported at a cutoff grade of 6.0 g/t gold equivalent (capped and diluted).

Table 15-1: Kupol Mineral Reserve Statement

	Tonnes (000s)	Gold (g/t)	Gold Ounces (000s)	Silver (g/t)	Silver Ounces (000s)
Proven	1,236.2	8.61	342.2	112.3	4,464
Probable	6,380.2	8.52	1,746.8	109.1	22,379
Total	7,616.4	8.53	2,089.0	109.6	26,843
Stockpile	259.6	6.90	57.6	84.3	703

Notes:
1.	Mineral Reserves are estimated according to CIM Definitions.
2.	Mineral Reserves are estimated at $1,200/oz Au and $20/oz Ag.
3.	Proven Reserve includes Stockpile.
4.
Mineral Reserves are estimated using a cut-off grade of 6 g/t AuEq. Stockpile reserves are estimated using a cut-off grade of 3.0 g/t AuEq. Au equivalency is calculated using a ratio of 0.0167 silver/gold.

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Kupol Dilution

The dilution percentages that have been applied to the reserves are:

●	Underground sublevel dilution averages approximately 15-20%; and
●	Underground panel dilution averages approximately 19%. Panel extraction has been from North and North Upper Zone.

Due to geotechnical issues, Kupol has experienced unplanned dilution which has had an impact on estimation. Additional ground support has assisted to minimize unplanned dilution.

Dilution parameters for 2014 are shown in Table 15-2.

Table 15-2: Kupol Dilution Parameters

Zone	Designed Dilution (m)	Comments
NZ	1.6	Based on survey data
NU
Vein width 1-5 m	1.7
Vein width 5-10 m	2.1
Vein width >10 m	2.1
SZ	2.0
SE	2.0	Assigned from Feasibility Study based on expected ground conditions

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N
0 100 200 300 400 500
Metres
Kinross Gold Corporation
Kupol Gold-Silver Mine
Chukotka Autonomous Okrug, Far East Russia
Underground Workings
575-511, April 2014

Figure 15-1: Plan view of Kupol underground workings

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SE
SZ
NZ
NU
NE
Legend: LOM
Minedout
Year 2014
Year 2015
Year 2016
Year 2017
Year 2018
Year 2019
Vert. Scale
Metres
150
120
90
60
30
0
0
100
200
Horiz. Scale
Metres
Kinross Gold Corporation
Kupol Gold-Silver Mine
Chukotka Autonomous Okrug, Far East Russia
LOM Longitudinal Section

Figure 15-2: Kupol Life of Mine longitudinal section

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Kupol Reserves Recovery

The reserve recovery figures used were determined from mined out survey data. The recovery used for the 2014 reserves is 3% ore loss or 97% recovery. Resource recovery is affected by losses due to uneconomic development and ore left in situ. Mining recovery is caused by ground conditions, losses to fills, inability to muck out, re-handling of ore and misclassification. Ore loss is applied to panels only; sills assume 0% ore loss.

Kupol Mining Costs

Mining, processing and selling cost are described in Section 21.1.

Cut-Off Grade

Kupol uses a cut-off grade of 6 g/t gold equivalent (AuEq). Stockpile reserves are estimated using an incremental cut-off grade of 3.0 g/t AuEq. Gold equivalency is calculated using a ratio of 0.0167 silver/gold, based on Kinross 2014 reserve guidance prices of $1,200/oz Au and $20/oz Ag.

15.2	Dvoinoye Mineral Reserves

Dvoinoye Reserves Introduction and Mineral Reserve Statement

Proven and Probable Mineral Reserves for Dvoinoye as at December 31, 2014 are shown in Table 15-3. Mineral reserves were estimated using metal prices of US$1,200/oz gold and US$20 /oz silver. The Underground mineral reserves are stated using a full economic cut-off grade of 7.49 g/t Au and an incremental (mill) cut-off grade of 3.00 g/t Au.

Table 15-3: Dvoinoye Mineral Reserve Statement

	Tonnes (000s)	Gold (g/t)	Gold Ounces (000s)	Silver (g/t)	Silver Ounces (000s)
Proven	629	18.11	366	27.1	548
Probable	1,508	13.66	662	21.4	1,040
Total	2,137	14.97	1,028	23.1	1,588
Stockpile	198	15.04	96	20.2	128

Notes:
1.	Mineral Reserves are estimated according to CIM Definitions.
2.	Mineral Reserves are estimated at $1,200/oz Au and $20/oz Ag.
3.	Proven Reserve includes Stockpile.
4.	Mineral Reserves are estimated using a full economic cut-off grade of 7.49 g/t Au and an incremental (mill) cut-off grade of 3.00 g/t Au.

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Dvoinoye Dilution

Dilution for mining of stopes was estimated by creating diluted stoping shapes with 0.75 m of dilution on each side of the vein. The diluted stope shapes were run against a block model that included a dilution model so that stockwork grade was assigned to the dilution tonnage.

The 0.75 m dilution is consistent with previous reserves, and is slightly conservative when compared to actual results from the two longitudinal stopes completed project-to-date. The average unplanned (external) dilution from longitudinal stopes project-to-date is an average of 0.6 m per side (average 0.4 m foot wall, 0.8 m hanging wall).

Dvoinoye Reserves Recovery

Mining and Resource recovery were applied to 2P stope designs to account for expected losses in the mining process.

Resource Recovery was assumed to be 99% based on actual results project-to-date, which indicate that in-situ ore losses are less than 1%. Resource recovery is caused by losses due to ground conditions, under-break when blasting, and other factors that cause ore to be left in situ.

Mining recovery is caused by a variety of operational factors such as material left behind in the stope after being broken, material inaccessible for mucking, losses during re-handling of ore on stockpiles or in muck bays, and misclassification of ore. Mining recovery of 97.5% was used in reserves estimation.

Dvoinoye Mining Costs

Mining, processing and selling cost are described in Section 21.2.

Dvoinoye Cut-Off Grade

For the purpose of reserves and resources calculation, three different cut-off grades were used at both reserve and resource gold prices. The cut-off grades are shown in Table 15-4.

“Full economic” cut-off grades: material above full economic cut-off can be mined out economically, based on all variable and fixed costs at the assumed production rate of 448,700 tonnes per annum. Full economic cut-off grades were calculated both for transverse mining and for longitudinal mining, however only the longitudinal cut-off grade was used in reserve calculation, as there is very little transverse mining left (10% of stope tonnes), the transverse mining is generally in high grade areas.

The “Marginal” cut-off grade: Material above marginal cut-off and below full economic cut-off can be mined out marginally provided it doesn’t require extending the life of the mine significantly. Fixed G&A costs are divided by two for this calculation.

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The incremental “Mill” cut-off grade: The mill cut-off grade is the grade above which it is economically feasible to process ore that has already been mined and brought above ground in the mining sequence. The mining costs are not applied to this cut-off grade, nor is the fixed yearly cost for all season road maintenance as this is considered to be a fixed cost in the life of mine.

Note that all cut-off grades were calculated without additional burden of dilution, because the dilution has already been built into the average grade of the diluted stope shapes that were analyzed to determine reserves and resources.

Table 15-4: Dvoinoye Cut-Off Grades

Cut-Off Grade	Reserves $1,200/oz Au (g/t)	Resources $1,400/oz Au (g/t)
Full Economic - Stoping	7.49	6.41
Marginal – Stoping	5.89	5.04
Milling (Incremental) Cut-Off Grade	3.00	2.00

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16.	MINING METHODS

16.1	Kupol Mining Methods

The Kupol mineralization consists of high-grade gold-silver veins. Veins vary between segments of single vein and segments with multiple, sub-parallel, or branching veins. Mineralization is concentrated in distinct shoots separated by areas of barren vein. Vein thickness is quite variable; one area of the vein in the North Upper zone is typified by greater-than-normal thicknesses and better-than-average ore grade. Vein horizontal widths average approximately 6 m for the deposit as a whole, ranging between 2.5 m in the South Extension zone and 12.5 m in the North Upper zone. Diluted individual ore shoot grades vary between 12 and 25 g/t gold.

The life-of-mine plan in support of the 2014 year end reserve shows that Kupol will deliver 7.36 million tonnes over a remaining mine life of 6 years at a grade of 8.6 g/t gold and 110.4 g/t silver. All production will be from the underground operation. Mining takes place over a distance of approximately 4.0 km from north to south. The Kupol deposit is not fully explored and additions to the mine life and mineral reserves are possible based on further exploration and evaluations.

The initial underground stope layout that was completed in 2006 was done using an 8 g/t gold undiluted grade and a 20 gram-metre (grade thickness) planning filter. The planning filter is equivalent to a diluted 6 g/t gold resource grade with a consideration for minimum mining width from the grade-thickness parameter. Material meeting the filter is included in the plan, and dilution and ore loss are applied. Non-economic material such as small, isolated vein occurrences is not put in the plan. Ore loss and dilution criteria are developed for the underground mine from geologic information and benchmarking other similar mining operations. The applied panel dilution is a result of the survey measurements by zone and is represented as a percentage of the vein width. Ore loss of 3% is applied to the panels and 0% to the sublevels.

During the 2014 drilling program, several thermistors were installed and several drill holes intersected levels containing water. A hydrogeological study was initiated in late 2014 and will continue in 2015.

Initial geotechnical analysis recommended that only minimal ground support be required in the stoping areas over spans up to 15 m. Based on the geometry of the mineralization and the results of the geotechnical studies, longhole stoping was the mining method chosen. The level of ground support required has been found to be much more than originally called for in the feasibility study. Shotcreting and reinforcing both the hanging wall and footwall with rock bolts and cable bolts is required to minimize ground falls and dilution. The mining method currently in use is long hole longitudinal retreat sub level open stoping (the Avoca method) (Figure 16-1) with the following parameters:

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●	Sills are driven on 15 m (sublevel) spacing approximately 4.5 m high;
●	Longhole stopes (panels) are drilled using parallel or fan drill holes between the sublevels (approximately 11 m);
●	A slot is drilled and blasted first to create a void to shoot to if one does not exist;
●	Multiple rings are blasted into the void (exact number of rings blasted is dependent on production requirements and regulations);
●	Stopes are filled with waste rock backfill as production advances, typically leaving only 20 m of void to reduce dilution and hanging wall failure;
●	The production cycle is repeated until the level is completed;
●	Temporary sill pillars are left between mining fronts;
●	A concrete sill pillar is constructed on the first (lowest) sill cut of a mining front if there is an expectation ore will be mined up to this sill from below.

Figure 16-1: Avoca mining method

The average vein width in all zones permits use of the required mining fleet for longhole stoping without incurring significant extra dilution in most areas of the mine. Three major declines driven 5 m wide by 5.5 m high exploit the underground reserves, one in the South extension, one in South Zone, and one in the North Upper. Development of the South extension and South decline began in 2013 and the north declines system began in 2008. Figure 16-2 shows the current development in the underground workings. New reserves lie almost entirely within the current mine development footprint established during the Feasibility Study.

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Reserves that lie outside the footprint occur principally in the South zones and below the original mine plan and currently driven development, but access involves only a straightforward deepening of existing spiral ramps and some lateral development and rising.

Figure 16-2: Isometric View of Current Underground Development

The waste crosscut accesses off the main decline are 5 m by 5 m to the vein, which allows the use of trucks to deliver backfill into the stopes. Development in ore is 4 to 5 m high and the full width of the ore, slashing as required. All development uses two-boom jumbos. Ore and waste are hauled using 40-tonne articulated trucks. Underground loaders are used in development of declines and access ramps.

The backfill cycle is an integral part of the production cycle of the mining method, and in 2014 approximately 2800 tonnes per day of backfill placement was required to maintain the underground production schedule. Over the remaining life-of- mine, approximately 2,200 tonnes per day will be required.

Backfill will be primarily run-of-mine waste, either directly from underground development or from open pit waste (acid generating material).

Kupol Ventilation

Ventilation of the mine consists of two ventilation intake drifts; one at each of the North and South Portals. Each intake drift uses 900HP Alphair axial fans to provide approximately 400 m3/s of fresh air to the underground workings. Air is exhausted out

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of the mine using a combination of return air raises (RAR) and the South Portal. The remainder of the ventilation system consists of a series of internal raises, declines/ramps, and forced air auxiliary ventilation circuits to deliver air to the working faces and support production.

Kupol Equipment

The following list outlines the major equipment fleets that are currently being used for underground mining at the operation:

●	3 Toro T1400 loaders
●	5 Cat R1300 loaders
●	7 Cat R1700G loaders
●	13 Cat AD45B haul trucks
●	6 Sandvik Axera D7-240C development drills
●	4 Sandvik Solo longhole drills
●	7 Sandvik Robolt rock bolters
●	2 Sandvik Cable bolters DS420-C
●	1 Marcotte M40 shotcrete truck
●	1 Marcotte M40 super skin truck
●	1 Normet Charmec 1610B super skin
●	4 Normet utility trucks

Kupol Mining Sequence

Currently, stoping is occurring in the North zone (to be completed in 2015) and North Upper zone (to be completed in 2016). Development is being focused in the North Upper zone as well as the declines that will access the South, South Extension and Northern Extension zones. North and North Upper zones began as a dominant source of ore from 2013 to 2016 when the South/650 zones and the North Extension zone will become the source of ore until mining operations cease.

Kupol Ground Support

The mining in permafrost has imposed some constraints on ground support types. The following support systems are used:

●	Shotcrete
●	Cable bolts
●	Screen
●	Rock bolts (split set and DYWIDAG types)
●	Straps
●	Superskin

Drycrete, in pre-bagged form, is used since wetcrete systems cannot be used due to the cold conditions. For the same reason, “Swellex” type bolting also cannot be used.

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Dry shotcrete is loaded into one of two shotcrete machines. These machines are driven to the location requiring shotcrete and then shotcrete placement takes place.

Regular cable bolting is undertaken in the stopes to support the walls. These are drilled from the sub-drift and grouted and then tension plates are later installed. A Tamrock cable bolt machine is used with a cable reel system. Approximately 700 m of cable bolting is currently undertaken on a weekly basis.

Sheet screen, with 4 mm x 100 mm square apertures, is used and installed with Tamrock rock bolters fitted with screen handlers, which are set to install split sets.

Varying lengths of split sets are used in the mine. For mechanized installation, 2.4 m long 39 mm diameter black split sets are used. Split sets, 1.8 m long, are available for manual installation, typically in diamond drill drives where the excavation dimensions are smaller.

DWIDAG resin bolts are also available, with one bolter equipped with a resin placement system and the DWIDAG carousel.

Straps are used to augment the surface support in intersections and areas where clay swelling has been seen to be problematic.

Superskin is a spray on polymer coating which is used to support ground instead of using shotcrete. The polymer cures faster and generates less heat during curing than shotcrete. Kupol personnel constructed a mobile unit for the application of superskin and are of the opinion that on a unit cost basis, the superskin is less expensive than shotcrete. The use of superskin can eliminate the need to rock bolt from floor to floor.

Kupol has a geotechnical engineer on staff to evaluate conditions and to recommend support patterns for layouts that are not covered in the standard support layouts. Kupol also engages an independent geotechnical consultant to undertake periodic reviews of the geotechnical conditions at the mine.

Backfill

Stopes are backfilled to provide a working floor and to store potentially acid generating (PAG) waste encountered over the course of mine development. The backfill is an unconsolidated waste fill, which is not expected to provide much support for the walls.

Waste Rock

The total amount of waste remaining to be mined is approximately 2.6 million tonnes. The main volume of the waste rock generated underground is used as backfill. A minimal amount of waste rock is transported to the surface for use.

The tailings impoundment is constructed from Non-Acid-Generating (NAG) and Potentially Acid Generating (PAG) waste. PAG waste rock may be used only in the

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core of the dam where thermal modelling indicates very fast freezing of this material. In addition, the liner on the face of the dam greatly reduces the possibility of any water reaching the PAG material used in the core. Acid generating (AG) mine waste will be placed in the tailings impoundment basin (upstream of the impervious liner). The mine waste will eventually become covered by tailings or water and freeze very soon after the end of mine life. Run of mine NAG waste is used in the downstream and buttress sections of the tailings impoundment.

Acid generating material is modelled based on core logging of percent pyrite and carbonate, and supported by representative sulfur analyses. Sulfur analyses from blast holes will be used to flag materials in the open pit having different Acid Rock Drainage (ARD) properties so that they can be hauled and placed in appropriate sites. NAG waste will be used, for example, for any general site fill requirements during construction and operation.

16.2	Dvoinoye Mining Methods

Long hole longitudinal retreat sub level open stoping (the Avoca method) is also used at Dvoinoye. A limited amount of transverse sub level open stoping is also used at Dvoinoye. Transverse stoping has accounted for more than 90% of the historical production, but only accounts for 10% of the remaining reserve production, with the rest of reserves being mined using longitudinal stoping.

As shown in Figure 16-3, the mine is transitioning from transverse stoping to longhole stoping at the 900 level in the upper central zone (most of the transverse stopes shown in the figure are already mined).

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Figure 16-3: Longitudinal and Transverse Mining at Dvoinoye

Dvoinoye Ventilation

Fresh air from the surface for underground ventilation is provided through the West Portal Decline utilizing a 600 hp main ventilation fan, with a second 600 hp fan installed as backup. Fresh air is distributed to the lower levels of the mine from the West Portal Decline through the North Ramp system and a ventilation raise (central raise). Three 100 hp booster fans were added into the central raise to help pull air from surface to ensure sufficient air supply. Three additional 100 hp fans were installed at the East Portal Decline to reverse airflow in the event of an emergency. Air is exhausted from the mine through the Central Ramp, East Portal Decline, and North Raise.

Dvoinoye Equipment

The primary production equipment for underground and surface works is listed below. There is additional support equipment for both the underground and surface works such as Normets, Toyotas, graders, compactors, small loaders, and small dozers that are not listed.

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●	3 Sandvik - DD 420-40C jumbo rigs
●	2 Sandvik - DL 420-10C solo rigs
●	3 Sandvik - DL 420-10C robolt rigs
●	2 Atlas Copco -DIAMEC U6 diamond drill rigs
●	1 Atlas Copco - ECM660 surface drill rig
●	1 Caterpillar R1300G underground load-haul-dump (LHD)
●	5 Sandvik LH514 underground LHDs
●	1 Sandvik LH307 underground LHD
●	2 Tamrock EJC430 underground haul trucks
●	4 Sandvik TH430 underground haul trucks
●	3 Kamaz 20 t haul trucks
●	15 Iveko 40 t haul trucks
●	2 Kumatsu WA 500 surface loaders
●	2 D375 dozers
●	1 PC400LC excavator

Dvoinoye Longitudinal Longhole Stoping

Longitudinal longhole stoping is used at Dvoinoye in all situations where the vein does not exceed 20 m wide for a considerable distance along strike as per approved technical procedures for the Dvoinoye mine.

The longitudinal longhole open stoping sequence is as follows:

●	A ramp is built on the footwall side of the vein in waste to provide access to each mining level.
●	From this ramp, access drifts are developed on each level.
●	From the access levels, sublevel drifts are developed to access the orebody.
●	Once the orebody is reached sublevels are continued along strike of the orebody.
●	Sublevels are spaced every 15 m, splitting the orebody into 15 m stoping panels in between the sublevels.
●	The spacing between sublevel accesses varies, with each area between 2 sublevel accesses being a potential panel to be mined separately.
●
The remaining ore in-between the sublevels is drilled off using longhole drill-rigs. Drilling and charging is typically performed from the top sublevel, however it can also be performed from the bottom sublevel using “up-holes”.

●	The ore is blasted in sections along strike, with typically blasts at Dvoinoye being 7.5 -10 m along strike at one time.

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●	The blasted ore is mucked from the lower sublevel accesses, with remote mucking equipment being used to access the open stope area.
●
Once the open stope where ore has been blasted and mucked is a sufficient distance along strike (usually at least 40 m), backfill is placed into the stope from the sublevel access on the opposite end of the stope panel. Backfill can be placed while the ore is being drilled so that as the mining retreats across the panel, the backfill is following the mining front to minimize the extension along strike of the open stope.

●	The maximum distance that can be opened up along strike at Dvoinoye without first placing backfill is 120 m.
●
For panels that have less than 120 m along strike to be mined, backfilling can be delayed until blasting and mucking of the stope is completed provided that ground conditions are appropriate to leave this length of stope open. In these situations, accesses are not required on both sides of the stope, because the backfill can be placed after completion of mucking from the same access that was used for drilling of the stope.

●
Once the stope is completed it is completely backfilled using waste rock to the floor level of the original top sublevel. Once this is placed, mining can proceed on the stope above, using the placed backfill as a base for access and mucking of the panel above.

Dvoinoye Transverse Longhole Stoping

The transverse stoping method is used at Dvoinoye wherever the vein exceeds a width of 20 m for a considerable distance along strike as per approved technical procedures for the Dvoinoye mine.

The transverse longhole open stoping sequence is as follows:

●	A ramp is built on the footwall side to reach both blasting and mucking elevations.
●	From this ramp, footwall levels are developed on each level in waste parallel to the orebody and offset from the orebody by a minimum of 15 m
●	Once again, footwall levels are typically 15 m apart in elevation at Dvoinoye in line with approved technical procedures
●	Crosscuts are developed from the footwall drift perpendicular to the strike of the orebody (cutting across the orebody width
●	Crosscuts at Dvoinoye are spaced 15 m apart from each other along strike
●	The orebody is now split into panels, with a standard height of 15 m (the distance between the footwall access levels)
●	Every second panel along strike is a ‘secondary’ panel, with the panels in between being ‘primary’ panels
●	The primary panels are mined first, leaving pillars of the orebody in between the primary panels. The primary panels are designed to have a 10 m width.

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●	The primary panels are slashed out to their full ultimate width of 10 m (slashed to 12.5 m, to ensure sufficient room for drilling equipment to line up along the edge of the panel)
●	Once crosscuts are developed and slashed, a drop raise is made at the end of the stope.
●
Then, starting from the dead-end of the crosscuts, rings are drilled by the solo and the blasted (note that the rings are now being retreated across the strike of the orebody, rather than along the strike of the orebody as in the longitudinal stoping method)

●	Blasted ore is mucked out of the stope using remote loader from the bottom crosscut.
●
Primary stopes are backfilled with CRF (cemented rock fill) in order to provide a stable wall to mine against when the secondary panel (the pillar of ore left behind in between the primary panels) is mined

●
The primary stope directly to the side of and the primary stope above the stope directly to the side of the primary panel must both be mucked out and backfilled with CRF before staring mining of the secondary panel. This provides an abutment of cemented rock along the entire height of the secondary panel.

●	Secondary panels are mined in the same manner as the primary panels, however they are backfilled with uncemented rock fill (RF). At Dvoinoye secondary panels are 20 m wide (on long section)

Dvoinoye Ground Support

Dvoinoye mine has not had any significant geotechnical issues in its three year operating history. The mine is relatively shallow and no issues with horizontal stresses have been observed. The rock mass quality of Dvoinoye host rock (andesite) is predominantly excellent, as is rock mass quality of the ore. The syenite dyke that splits the orebody is from good to excellent.

All capital and long term development is bolted and screened on the back and shoulders as a standard. The sublevels and cross cuts are spot bolted, with application of screen and/or shotcrete/superskin where recommended by mine geologists.

Cable bolting is also implemented at Dvoinoye where there are four way intersections and in the backs of all secondary stopes.

Backfilling is an essential part of the ground support strategy at Dvoinoye. Two types of backfill are used.

Primary transverse stopes are backfilled using CRF. Although this type of backfill does not provide active support, it helps resist the weight of a large block detachment from the hanging wall and provides a stable wall to mine against when secondary panels are mined. The CRF is made by adding a cement slurry to screened crushed surface rock. The cement slurry is mixed at surface and delivered by pipeline to a mixing location underground. The CRF has a 6.5% cement content by weight.

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Secondary transverse stopes and longitudinal stopes are backfilled with waste, to provide a working floor and to store potentially acid generating (PAG) waste encountered over the course of mine development. This unconsolidated backfill is not expected to provide a significant amount of support for the walls.

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17.	RECOVERY METHODS

This section discusses the Kupol processing plant, which also processes ore from Dvoinoye. The ores from the two sites are processed in batches, with Dvoinoye ore typically being processed at the start of each month.

17.1	Process description

The milling process consists of primary crushing and a semi-autogenous grinding (SAG) mill / ball mill grinding circuit, and includes conventional gravity technology followed by whole ore leaching. Merrill-Crowe precipitation is used to produce gold and silver doré bars. Counter-current decantation (CCD) wash thickeners recover soluble gold and silver, and a cyanide destruction system is used to reduce cyanide concentrations to an acceptable level for disposal. The tailings flow by gravity through a pipeline to a conventional tailings impoundment. Doré bars are shipped to the non-ferrous metals plant in Krasnoyarsk. Average mill recovery, based on both Kupol and Dvoinoye ore, is 95% for gold and 85% for silver. The mill availability is 94%.

The mill is designed to process ore on a two shift per day, 365 days per year schedule, at a rate of approximately 4,500 tonnes per day or 1,642,500 tonnes per year. This capacity was achieved through modifications in 2013 to provide capacity for Dvoinoye ore as well as from Kupol.

The modifications included the following new equipment:

●	Booster station supplying reclaim water to the mill fitted with new pumping equipment;
●	Motor Control Centres (МСС) No. 2В and 3А equipped with new start-up and electric drive control systems;
●	Grinding water tank and grinding water pumps;
●	Additional (6th) leach tank;
●	Additional (4th) clarifier for pregnant solution.

The modifications also included the following equipment replacements:

●	cyclopac Krebs gMax-10 replaced with Krebs gMax-20;
●	SAG mill discharge screen Tycan with 6 ft x16 ft screening surface area replaced with 12 ft x 24 ft screening area;
●	20 pumps of various brands and capacities;
●	22 motors of larger capacity on the existing pumps.

Ore is trucked from the mine to a stockpile and transferred to a coarse ore bin using a front end loader. From the stockpile, ore is fed via grizzly screens (bars spaced 700 mm) into a coarse ore bin of 150 tonnes. Coarse ore is then conveyed to a Birdsboro-

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Buchannan jaw crusher with a discharge opening of 150 mm. Crushed ore is conveyed to a crushed ore bin with 3,500 m³ capacity.

Two apron feeders are provided below the crushed ore bin to feed ore to the SAG mill feed conveyor. The first stage of grinding is wet semi-autogenous grinding in a Koppers (Metso) mill (7.0 m diameter x 3.0 m effective grinding length) in a closed circuit with a vibrating screen for 2 mm primary grind size.

Screen oversize is sent back to the SAG mill feed conveyor and screen undersize is fed to nine Krebs hydrocyclones for further size control. Hydrocyclone underflow reports to the ball mill Koppers (Metso) (5.0 m diameter x 9.2 m effective grinding length).

Hydrocyclone overflow product is at a grind size of 80% minus -0.075 mm.

A gravity gold recovery circuit is located within the grinding circuit. Slurry is pumped from hydrocyclone feed sump to two centrifugal gravity concentrators (Knelson KC-XD30) equipped with a control unit to vary operation mode and flush cycle. Concentrate is further processed at a gravity table. As concentrate builds up it is refined to concentrate bars.

Hydrocyclone overflow with solid content of 15% flows by gravity to the surge tank. From the surge tank, slurry is pumped to an EIMCO deep-cone thickener equipped with an agitator drive. Flocculent is added to get a clear overflow and to enable solids sedimentation. The thickener circuit overflow is pumped to a grinding circuit to be used as process water. Underflow with solids content of 50% is pumped to a pre-aeration tank. The pre-aeration tank is equipped with a covered and ventilated agitator to stir slurry. The slurry then flows by gravity into the first of six leaching tanks for gold and silver to be dissolved.

The six leaching tanks are equipped with agitators to stir slurry. All leaching tanks are covered and provided with exhaust ventilation. The design of the leaching circuit ensures that slurry flows by gravity from one tank to another due to the descending top levels of tanks. Overflow from the last leaching tank is pumped to the first CCD thickener tank. Cyanide solution is added to the first, second and third leaching tanks at an adjustable flow rate. Lime milk is added to the pre-aeration tank, and the first and third leaching tanks. Lime is required to adjust pH level, while cyanide is added based on silver and gold content. Lead nitrate is added to the pre-aeration tank, and the first and second leaching tanks.

Pregnant solution residue tails are removed in a CCD circuit in five stages. The circuit comprises five EIMCO deep-cone thickeners equipped with agitator drives. The underflow of thickener tanks at each stage is pumped to a tank and mixed with the previous stage thickener with a solid content of 50%.

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Barren solution from the Merrill-Crowe circuit is pumped to a slurry/solution mix tank under the last CCD thickener tank, as a washing solution. The first thickener overflow, the pregnant solution, flows by gravity to the pregnant solution tank.

Pregnant solution is pumped to pressure leaf clarifiers to remove suspended solids. Clarified pregnant solution is transferred immediately to the de-aeration tower Merrill-Crowe process. The de-aerated solution is mixed with zinc dust (for gold and silver to be precipitated) and pumped to a filter press in the refinery area. After being pressed in the filter, the barren solution is pumped to a tank to be used for washing.

When filters are caked with solids, they are taken out of operation to be cleaned. The cakes are dried, and fluxes are added before further refinement in an induction furnace to produce doré bars.

CCD thickener number 5 underflow is pumped to a hypochlorite cyanide destruction tank; from this tank the slurry flows by gravity to the tailings impoundment.

A simplified flow sheet of the Kupol mill is shown in Figure 17-1.

Mill Performance

Production histories for Kupol and Dvoinoye are shown in Tables 6-1 and 6-2.  Mill performance data for 2014 for Kupol and Dvoinoye are shown in Tables 17-1 and 17-2.

Table 17-1: Kupol 2014 Mill Performance

2014	Ore milled (tonnes)	Grade (g/t)		Ounces Produced		Recovery (%)
		Au	Ag	Au	Ag	Au	Ag
January	105,326	9.18	123.98	31,267	385,590	92.38	82.20
February	99,002	10.01	131.96	29,376	547,826	92.76	83.81
March	119,796	9.16	111.14	30,539	188,335	92.55	84.71
April	103,276	9.89	112.94	29,472	311,295	93.21	83.02
May	119,360	8.92	94.43	33,775	401,731	93.62	84.09
June	104,577	10.11	102.72	34,183	247,907	93.27	82.61
July	99,059	8.59	84.84	26,657	270,114	93.57	86.06
August	108,734	8.83	102.17	26,656	266,545	92.25	88.28
September	108,030	10.21	109.99	31,088	308,490	94.41	87.44
October	109,067	10.95	113.23	34,145	301,407	94.66	86.17
November	107,096	9.93	115.68	34,250	325,898	93.20	84.09
December	113,912	8.16	95.80	27,969	314,197	92.92	83.43
Total	1,297,236	9.48	108.05	369,378	3,869,336	93.23	84.66

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Table 17-2: Dvoinoye 2014 Mill Performance

2014	Ore milled (tonnes)	Grade (g/t)		Ounces Produced		Recovery (%)
		Au	Ag	Au	Ag	Au	Ag
January	36,433	29.97	51.63	33,871	50,011	96.48	82.69
February	27,545	31.02	50.21	26,668	38,382	97.08	86.33
March	21,263	30.72	40.24	20,457	23,706	97.40	86.16
April	32,846	30.59	35.71	31,479	32,559	97.43	86.34
May	23,436	26.14	32.27	19,056	20,806	96.75	85.57
June	34,922	28.58	44.19	31,060	41,229	96.81	83.10
July	41,226	24.18	35.09	31,191	42,629	97.33	91.65
August	31,055	29.33	39.42	28,509	35,571	97.34	90.37
September	28,667	24.79	31.94	22,239	25,560	97.34	86.82
October	33,069	26.32	35.20	27,070	33,524	96.72	89.57
November	29,323	25.25	39.79	23,038	32,677	96.76	87.12
December	27,691	26.86	36.17	23,171	27,052	96.91	84.02
Total	367,477	27.72	39.49	317,809	403,707	97.02	86.76

The Kupol mill performance is currently exceeding feasibility study expectations. In future years, the mill will process slightly lower grade ore from deeper in the mine and metal recoveries will decrease.

Assay Laboratory

Due to the remote location of the Kupol Project and challenges in shipping samples within and from Russia, most assays are processed on site in the Kupol mill building. To maintain its Russian laboratory certification, the Kupol laboratory sends a selection of pulps to a Russian laboratory for periodic verification.

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Coarse Ore Stockpile
200,000 t
Coarse Ore Bin
150 t
Jaw Crusher
12,000 tpd
Size < 150 mm
Crushed Ore Storage
6,137 t
Semi-Autonomous Grinding (SAG) Mill
3,191 tpd
Size > 3 mm
Size > 10 mm
Single Deck Screen: 12-20% of Feed
Size < 3 mm
Ball Mill
3,191 tpd
Trommel Screen: 6-8% of Feed
Circulating Load 400%
Ball Mill Sump
10-15%
35% Solids
12 Hydro Cyclones
15,955 tpd
(of which circulating 12,764 tpd)
Size <0.053 mm
(70-80% of particles)
Grinding Thickener
3,191 tpd
50% Solids
5 Leach Tanks
120 h Residence Time
5 CCD Tanks
3,191 tpd
Knelson Concetrator
1,600 tpd
Tails
1-1.5 tpd of Concentrate
Shaking Table
1-1.5 tpd
Tails
10-20 kg/d of Concentrate
Cyanide Neutra-lization
183 m³/h
Tailings Dam
Solution Clarifiers
399 m³/h
Merrill-Crowe Tower
399 m³/h
3 Precipitate Presses
386 m³/h, Au+Ag 994 kg/d
Refinery
1,119 Kg/d
794 kg/d
Kinross Gold Corporation
Kupol Gold-Silver Mine
Chukotka Autonomous Okrug, Far East Russia
Simplified Mill Flow Sheet

Figure 17-1: Simplified Kupol Mill Flow Sheet

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17.2	Tailings Facility

The tailings impoundment is constructed from non-acid generating (NAG) and potentially acid generating (PAG) waste. PAG waste rock may be used only in the core of the dam where thermal modelling indicates very fast freezing of this material. In addition, the liner on the face of the dam greatly reduces the possibility of any water reaching the PAG material used in the core. Acid generating (AG) mine waste will be placed in the tailings impoundment basin (upstream of the impervious liner). The mine waste will eventually become covered by tailings or water and freeze very soon after the end of mine life. Run of mine NAG waste is used in the downstream and buttress sections of the tailings impoundment.

The tailings facility has a design capacity of 15.4 Mt. The current requirement for tailings capacity to end of mine life (including Dvoinoye tailings) is 16.4 Mt. Thus, there is insufficient capacity given the current design. Tailings are currently being placed in the lift 3 dam, which will be complete in January 2016. The lift 4 dam is scheduled for construction in 2015 and will be able to receive tailings until early 2017, when it will reach full capacity.

Kupol has studied various alternatives to increase tailings storage capacity, including:

●	A fifth lift, which would raise the final dam by five metres
●	Paste backfill
●	Thickened tails
●	Dry tailings filter cake disposal

Kupol has selected filter cake disposal of dried tailings as the best alternative. The project has an initial capital cost estimate of $50 million (including 35% contingency) and an operating cost estimate of $2.55 per tonne of ore. The schedule for the project is as follows:

●	Detailed design complete by end of 2014
●	Purchase equipment in 2015 for delivery in 2016
●	Construct in 2016
●	Commission in second half of 2016

Filter cake will be stored in the watershed of the current tailings dam and the capacity is expected to be 8.4 Mt of dry stack tailings, after consideration of the freeboard and the lift 4 capacity, less a 1.5 Mt allowance for operating process water. This increases the capacity of the facility to 22.3 Mt. This would provide sufficient storage for current Kupol and Dvoinoye reserves, and would allow for potential future increases in reserves.

An aerial view of the tailings area is shown in Figure 17-2. The tailings facility with the proposed filter plant and dry tailings storage is shown in Figures 17-3 and 17-4.

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Figure 17-2: Kupol tailings facility – aerial view

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Legend:
Existing Water Pipeline from the Barge to Booster Station
Mill Tailings Pipeline
Filter Station
Cake Deposition Area
Impoundment Dam (from AG rock)
Water Level - Final = 559
AG Pile
Water Level 548.61
N
Kinross Gold Corporation
Kupol Gold-Silver Mine
Chukotka Autonomous Okrug, Far East Russia
Kupol Tailings Facility
Dry Stack Option

Figure 17-3: Kupol Tailings Facility, dry stack option

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EL. 600.0
Volume 6 162 000 cu.m.
Slope 2:1
Cake Pile
AG Pile
N

Kinross Gold Corporation

Kupol Gold-Silver Mine

Chukotka Autonomous Okrug, Far East Russia

Kupol Tailings Facility
Showing Dry Stack Extent

Figure 17-4: Kupol Tailings Facility showing dry stack extent

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18.	PROJECT INFRASTRUCTURE

Kupol

The Kupol mine infrastructure is listed below and shown in Figure 18-1.

●	A permanent modular camp with capacity for over 650 people
●	Overflow housing in tents adjacent to the main facility
●	Camp security, medical clinic, kitchen and cafeteria, laundry, recreational, and meeting facilities
●	4,500 t/d mill-refinery-office-assay laboratory-warehouse-truck shop complex
●	Camp power house
●	Main power house with approximately 25 MW diesel generating installed capacity
●	3 MW standby power capacity in three units
●	30,000 m³ diesel storage at site (all the fuel for the site is trucked from Pevek over the winter road)
●	Service road system, powder magazine, cyanide storage facility, satellite communications system, water treatment, sewage plant, fresh water wells and reservoir
●	1,800 m long gravel airstrip and airport facilities
●	Container laydowns
●	Three undergrounds portals for access
●	Three ventilation portals with primary fans
●	Shops for underground equipment located at each portal
●	Ore and low-grade (“protore”) stockpiles
●	Tailings storage facility
●	Offices and freight storage and handling facilities at Pevek
●	Road maintenance equipment and freight trucks for winter road hauling

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Overburden Stockpile
Kupol Winter Road
Airstrip
Starichnaya River
Crusher
Road to Dvoinoye
N
Belaya River
Airstrip Road Pit #2
Airstrip Road Pit #1
Explosive Magazine
Bolotnoye Lake
Starichnaya River
Pump Station
Freshwater Pipeline
Kayemraveem Pit
Cyanide Storage
North Portal
Plant Area
Camp
Open Pit
Mill Stockpile Area
South Portal
Tailings Area
Tailings Dam
SE Portal
0 1 2 3 4
Kilometres
Kinross Gold Corporation
Kupol Gold-Silver Mine
Chukotka Autonomous Okrug,
Far East Russia
Kupol Mine Infrastructure

Figure 18-1: Kupol Mine Infrastructure

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Dvoinoye

The Dvoinoye mine infrastructure is listed below and shown in Figure 18-2.

A similar camp with smaller capacity (over 400 people) is set up in Dvoinoye. Facilities include administration offices, truck shop, assay laboratory, warehouse, explosives storage, satellite communications, fuel tank farm, water treatment and sewage plant, fresh water wells and reservoir, fixed and portable crushing plants, container laydowns, ore and backfill waste stockpiles, and waste dump. A road system connects all facilities and provides access to the Kupol to Pevek Road.

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N
Mine Portals
Fuel Storage and Dispensing
Water Treatment and Storage
Emergency Power
Powerhouse
Utility Corridor
Accommodation Camp
Truckshop
Administration
Warehouse
Laboratory
3600
3400
3200
-6800
-6600
-6400
0
50
100
150
200
Metres

Kinross Gold Corporation

Dvoinoye Gold Mine

Chukotka Autonomous Okrug,
Far East Russia

Dvoinoye Mine Infrastructure

Figure 18-2: Dvoinoye Mine Infrastructure

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19.	MARKET STUDIES AND CONTRACTS

Kinross typically establishes refining agreements with third-parties for refining of doré. Kinross’s bullion is sold on the spot market or as doré, by marketing experts retained in-house by Kinross. The terms contained within the refining contracts and sales contracts are typical and consistent with standard industry practice, and are similar to contracts for the supply of bullion and doré elsewhere in the world.

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20.	ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT

Kupol and Dvoinoye have in place comprehensive environmental management systems (EMS) and environmental staff charged with monitoring operations to ensure compliance with all permits.  A fundamental component of the EMS is the use of comprehensive obligations registers which identify what must be done to maintain compliance, when it must be done, and who is responsible.

Water and waste management plans are in place to ensure that environmental effects from operations are minimal and controlled.  At Dvoinoye, a significant effort has been made to properly dispose of all waste materials that were left on site by the previous owner.  This included the capping of a closed tailings storage facility and the permitting and construction of a landfill in full compliance with Russian regulations.

Additionally, Kinross performs biennial environmental compliance audits of all operations and every three years independent reviews of its tailings facilities.  Further, Kupol has been certified as compliant with the International Cyanide Management Code (Dvoinoye has no cyanide on site).  The most recent dates for these key audits and certifications are as follows:

Environmental Compliance Audit:           September 2014
Independent Tailings Review:                 June 2014
Cyanide Code Re-Certification:               November 2013

20.1	Kupol Environmental Studies, Permitting, and Social or Community Impact

Permitting, Environmental and Social

A summary of key permits and other approvals is in Table 20-1.

The Russian Federal Government’s Federal Agency of Environmental, Technical and Nuclear Supervision (known as Rosgoteknadzar in Russia) has reviewed and approved the Russian Construction Feasibility Study (known as a T.E.O.-C in Russia) for the Kupol Project. The T.E.O. contains information on geology, mining, milling, tailings storage, infrastructure, civil defense measures, and environmental protection. To the basis of this approval, the final permit for construction was granted in April 2006. Additionally, permits have been received for the exploration air and water usage, earth works, site preparation, mill foundation, airstrip, explosive storage and usage, site roads and fuel tank construction.

All permits required to operate under local, Provincial/State and Federal legislations are in place, and in good standing. The exploration program was fully permitted in accordance with Russian requirements. Additionally, permits have been received for

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the exploration air and water usage, earth works, site preparation, mill foundation, airstrip, explosive storage and usage, site roads and fuel tank construction.

In September 2005 the State Commission on Mineral Resources (“GKZ”), a branch of the Ministry of Natural Resources and Russian Federation Federal Agency of Subsoil Use, approved (Protocol dated September 09, 2005 No. 1065-оп) the Russian reserves for the Kupol deposit.

Table 20-1: Kupol Permits and Other Approval Documents

Name	Number	Issue Date	Expiry Date
Licenses
Subsoil license (geological study, exploration and recovery of underground fresh water for domestic use and technical water supply)	АНД1074ВЭ	06.06.2004	06.07.2024
License for the Right to Use Subsurface Mineral Resources geological study and open-pit and underground gold and silver mining at Kupol Deposit	АНД11305БЭ	4.10.2002	16.03.2024
License for hazardous wastes management	№-87-00033	03.02.2015	Not applicable
Permits
Permit for emissions of hazardous (pollutant) substances to atmospheric air (except radioactive pollutants)	Ч-14-1744-100-Р	01.02.2014	01.02.2019
Approval of waste generation norms and waste disposal limits	Ч-13-1713-200-Р	01.08.2013	01.08.2015
Contracts/Agreements
Water Use Agreement for withdrawal of water resources from the Bolotnoe lake for domestic and technical needs water supply	№ 87-000000000-О-ДЗИО-С-2008-00001/01	11.06.2008	Not applicable
Water Use Agreement for withdrawal of water resources from the Lelyuveem river for domestic and technical needs water supply	№ 87-000000000-Р-ДЗИО-С-2008-00042/00	25.12.2008	25.12.2028
Water Use Agreement for withdrawal of water resources from the untitled lake for technical needs water supply	№87-190200001-О-ДЗИО-С-2011-00110/00	19.12.2011	19.12.2016
Water Use Agreement for withdrawal of water resources from the untitled lake for technical needs water supply	№87-190200001-О-ДЗИО-С-2011-00111/00	19.12.2011	19.12.2016
Water Use Agreement for withdrawal of water resources from the Mokhovoe lake for technical needs water supply	№87-190200001-О-ДЗИО-С-2011-00108/00	19.12.2011	19.12.2016
Water Use Agreement for withdrawal of water resources from the Buroye lake for technical needs water supply	№87-190200001-О-ДЗИО-С-2011-00109/00	19.12.2011	19.12.2016

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Name	Number	Issue Date	Expiry Date
State Review and Approvals
Conclusion of Industrial Safety Expert Review of Feasibility Study for the Mining Enterprise construction at Kupol deposit	NA	29.03.2006	Not applicable
Approval of Conclusion of Industrial Safety Expert Review of Feasibility Study for the Mining Enterprise construction at Kupol deposit- The Russian Federal Service for Ecological, Technological and Nuclear Supervision, the Mining Supervision Department	№ 13-02-05/564	31.03.2006	Not applicable
A positive Conclusion of the Expert Commission of the State Ecological Expert Review of Feasibility Study for the Mining Enterprise construction at Kupol deposit	NA	24.03.2006	Not applicable
Approval of the report of the Expert Commission of the State Ecological Expert Review of Feasibility Study for the Mining Enterprise construction at Kupol deposit	No 421	06.05.2006	Not applicable
Environmental and Social Impact Assessment
Environmental and Social Impact Assessment (ESIA) for the Kupol Gold Project. Prepared for Kupol gold deposit by Bema Gold Corporation. Bema Gold Corporation	NA	2005	Not applicable
Addendum to Environmental and Social Impact Assessment (ESIA) for the Kupol Gold Project. Prepared for Northern Gold LLC by Golder Consulting (Russia) with the assistance of Golder Associates Ltd. (Canada)	Report No. 10-51515-0017.	12.2012	Not applicable

Mine Closure

Total closure costs are estimated to be approximately $51 million. The breakdown in major cost components for the reclamation consists of 24% to on-site management, 22% allocated to demolition, 22% to water treatment, 22% to earthworks and construction and 10% to Closure Plan Management covering the years 2015 to 2030.

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20.2	Dvoinoye Environmental Studies, Permitting, and Social or Community Impact

A summary of key permits and other approvals is in Table 20-2.

All permits required to operate under local, Provincial/State and Federal legislations are in place, and in good standing. Permits have been received for the exploration air and water usage, earth works, site preparation, explosive storage and usage, site roads and fuel tank construction.

There have been no issues with local inhabitants in the sparsely populated Chukotka region.

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Table 20-2: Dvoinoye Permits and Other Approval Documents

Name	Number	Issue Date	Expiry Date
Licenses
Subsoil license (geological study, exploration and recovery of underground fresh water for domestic use and technical water supply)	АНД 01193 ВР	22.03.2011	22.03.2031
License for the Right to Use Subsurface Mineral Resources. geological study and open-pit and underground gold and silver mining at Dvoinoye Deposit	АНД 01141 БЭ	29.05.2007	01.01.2023
License for hazardous wastes management	87-№-00014	18.05.2012	30.06.2015
Permits
Permit for emissions of hazardous (pollutant) substances to atmospheric air (except radioactive pollutants)	Ч-13-1702-100-Р	31.05.2013	01.06.2018
Permits for wastewater discharge to the environment	Ч-12-0064-400-Р / Ч-12-0065-400-Р	09.07.2012	15.11.2016
Approval of waste generation norms and waste disposal limits	Ч-12-1608-200-Р	01.07.2012	01.07.2017
Contracts/Agreements
Water Use Agreement for withdrawal of water resources from the Ametistoviy creek for domestic water supply	№ 87-19.02.00.001-Р-ДХВО-С-2013-00408/00	02.10.2013	31.12.2016
Water Use Agreement for withdrawal of water resources from the Dvoinaya river for technical needs	№ 87-19.02.00.001-Р-ДЗВХ-С-2014-00483/00	23.07.2014	31.12.2017
State Review
Conclusion for Dvoinoye mine (document provides the rights for mine construction)	№1234-12/ГГЭ-8198/15	27.12.2012	Not applicable
Environmental and Social Impact Assessment
Environmental and Social Impact Assessment (ESIA) for the Dvoinoye Gold Project. Prepared for Northern Gold LLC by Golder Consulting (Russia) with the assistance of Golder Associates Ltd. (Canada)	Report No. 10-51515-0017	02.2013	Not applicable

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21.	CAPITAL AND OPERATING COSTS

21.1	Kupol Capital Costs

Capital costs at Kupol consist of mine infrastructure and access development, as well as other sustaining capital, which includes mine equipment replacement and tailings facility expansions. Total life of mine sustaining capital costs are $164 million in real terms (Table 21-1).

CMGC spent approximately $57 million on capital expenditures in 2014. This included sustaining capital expenditures and capital to increase the mill throughput capacity. Sustaining and development capital costs are in the order of $28 million per year and include replacement of equipment and underground development.

Table 21-1: Total Kupol Development and Sustaining Capital for Life of Mine

Area	Sustaining Capital ($M)
Capitalized Development	$59
Mine Mobile Equipment	$34
Tailings Facilities	$52
Site Infrastructure	$11
Information Technology	$3
Other	$5
Total	$164

21.2	Kupol Operating Costs

Operating costs are tracked and well understood. Table 21-2 summarizes life of mine operating costs for Kupol.

Table 21-2: Kupol Operating Costs

Area	Unit	Cost
Mining	(US$/t mined)	60
Processing	(US$/t processed)	58
Site Admin	(US$/t processed)	72

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21.3	Dvoinoye Capital Costs

Dvoinoye capital expenditures are estimated to total $29 million over the life of the mine (Table 21-3). This includes $11 million of remaining capitalized development along with $18 million of additional sustaining capital.

Table 21-3: Total Dvoinoye Development and Sustaining Capital for Life of Mine

Area	Sustaining Capital ($M)
Capitalized Development	11
Mine Mobile Equipment	12
Site Infrastructure	6
Total	29

21.4	Dvoinoye Operating Costs

Operating costs are tracked and well understood. Table 21-4 summarizes life of mine operating costs for Dvoinoye.

Table 21-4: Dvoinoye Operating Costs

Area	Unit	Cost
Mining	(US$/t mined)	60
Processing	(US$/t)	(Incl. in Kupol)
Site Admin	(US$/t mined)	85
Total	(US$/t mined)	$ 145

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22.	ECONOMIC ANALYSIS

The economics of the Kupol-Dvoinoye combined operation were evaluated using a real (non-escalated), after-tax discounted cash flow (DCF) model on a 100% project equity (unlevered) basis. Production, revenues, operating costs, capital costs and taxes were considered in the financial model. The main economic assumptions are a US$1,200/oz gold price and a 5% discount rate. Fuel prices are assumed to be the equivalent of a $100 WTI per barrel oil price, and a 35 Ruble per USD exchange rate is used.

As mentioned in Section 4.3, Kupol and Dvoinoye are subject to mineral extraction taxes at a rate of 6% for gold and 6.5% for silver. For Kupol, the tax is calculated based on gold and silver in the doré, whereas the Dvoinoye tax is based on the quantities of gold and silver in the ore that is shipped to Kupol for processing.  Each entity is taxed on income separately, at a 20% corporate income tax rate.

The sensitivity of NPV to discount rate and gold price assumptions is shown in Table 22-1, and the sensitivity of NPV to WTI oil price and the Ruble exchange rate is shown in Table 22-2.

Table 22-1: After tax financial analysis results and sensitivities to Gold Price and Discount Rate

Financial metric	Unit	Gold Price (US$/oz)
		1,000	1,100	1,200	1,300	1,400	1,500
NPV at 0% discount rate	US $B	$1.04	$1.26	$1.48	$1.70	$1.91	$2.13
NPV at 5% discount rate	US $B	$0.91	$1.10	$1.29	$1.49	$1.68	$1.87
NPV at 10% discount rate	US $B	$0.80	$0.97	$1.15	$1.32	$1.49	$1.66

Table 22-2: After tax financial analysis results and sensitivities to Ruble:USD exchange rate and WTI Oil equivalent energy prices (5% discount rate, $1200/oz gold price)

Financial metric	Unit	Rubles per USD
		35	45	55
NPV at WTI $100 USD/bbl	US $B	$1.29	$1.40	$1.46
NPV at WTI $75 USD/bbl	US $B	$1.32	$1.42	$1.49
NPV at WTI $50 USD/bbl	US $B	$1.35	$1.45	$1.51

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Life of mine production and after tax cash flows are shown in Table 22-3.

Table 22-3: Life of Mine Production and After Tax Cash Flows

	Kupol			Dvoinoye						Cash flow $1,200/oz Au $20/oz Ag (US$M)
Year	Ore Mined (Mt)	Au grade (g/t)	Ag grade (g/t)	Ore Mined (Mt)	Au grade (g/t)	Ag grade (g/t)	Ore Milled (Mt)	Gold recov’d (koz)	Silver recov’d (koz)
2015	1.28	9.1	130	0.47	20.5	30.2	1.66	649	4,658	293
2016	1.28	9.2	117	0.50	19.0	28.4	1.66	629	4,521	307
2017	1.27	8.6	122	0.48	9.1	16.3	1.65	459	4,229	219
2018	1.26	7.8	94	0.36	11.4	19.9	1.65	421	3,175	220
2019	1.27	8.3	97	0.13	10.3	15.0	1.65	400	3,225	327
2020	0.99	8.5	100	0.00	0.0	0.0	1.47	335	3,245	218

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23.	ADJACENT PROPERTIES

There are no adjacent properties to be discussed in this Technical Report.

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24.	OTHER RELEVANT DATA AND INFORMATION

No additional information or explanation is necessary to make this Technical Report understandable and not misleading.

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25.	INTERPRETATION AND CONCLUSIONS

Kupol and Dvoinoye are strategic assets for Kinross with strong production and cash flow, located in a region that is believed to have significant future potential.

The combined Kupol-Dvoinoye operation has a net-present value in excess of US$ 1 billion across a range of sensitivities including gold price, energy cost and the Ruble:USD exchange rate.

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26.	RECOMMENDATIONS

There are no recommendations at this time as Kupol and Dvoinoye are fully operational mines.

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27.	REFERENCES

Bema, 2005, Kupol Feasibility Study Report, Gold Project Far East Russia, Bema Gold Corporation, June 1, 2005.

Corbett, G., 2010, Comments on Dvoinoye Ore Types and Some Aspects of the Kupol Region. Consultant Technical Report Dated August 2010, 40 p.

CIM, 2014. CIM Definition Standards - For Mineral Resources and Mineral Reserves, Prepared by the CIM Standing Committee on Reserve Definitions, Adopted by CIM Council on May 10, 2014.

Garagan, T., 2004, Technical Report, Kupol Project, Preliminary Assessment Summary, Russian Federation, Bema Gold Corp., 19 May 2004

Garagan, T., 2005, Technical Report on the Kupol Project, Chukotka, A.O., Russian Federation, Report for NI 43-101, Bema Gold Corp., March 31, 2005.

Hatch, 2012, Dvoinoye Project Feasibility Study Report, March 2012.

IMC Montan, 2009, Estimation of Mineral Resources and Reserves of Dvoinoye Deposit and their Classification According to JORC Code System, Final Report, Prepared by International Economic and Energy Consulting Ltd IMC Montan, December 2009.

Micromine, 2009, Modeling and Estimation of the Geological Resources of Zones 37 and 38 of the Dvoinoye Silver and Gold Deposit, Micromine Pty Ltd. Internal Report Prepared for Northern Gold, January 2009.

Panchenko, A.F., Kogan, D.J., 2000, Laboratory test work on the technological properties of the ore from the Kupol deposit. Irgiredmet Report, Irkutsk.

Parker, 2012. Reconciliation principles for the mining industry. Mining Technology, Vol 121, No. 3, pp. 160-176.

Panteleyev, A., 1996: Epithermal Au-Ag: Low Sulphidation (H05): deposit model profile posted to BC Geological Survey website, accessed 1 May 2007, http://www.empr.gov.bc.ca/mining/Geolsurv/MetallicMinerals/MineralDepositProfiles/profiles/H05.htm

Rajala, J., 2007. Memorandum, Kupol 650 Zone Metallurgical Testing Results, February 3, 2007.

RPA, 2014a. Mineral Resource and Mineral Reserve Audit of the Kupol Gold-Silver Mine, Chukotka Autonomous Okrug, Far East Russia, prepared by Luke Evans and R. Dennis Bergen, September 30, 2014.

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RPA, 2014b. Mineral Resource and Mineral Reserve Audit of the Dvoinoye Gold Mine, Chukotka Autonomous Okrug, Far East Russia, prepared by Luke Evans and R. Dennis Bergen, November 30, 2014.

SRK, 2011a, Dvoinoye Feasibility Study: Sampling and Data Verification Sections, Memorandum by Dominic Chartier Dated February 10, 2011, Feasibility Study Appendix 3-1, SRK Sampling and Quality Control Report for 2010, 33 p.

SRK, 2011b, Dvoinoye Feasibility Study: Sampling and Data Verification Sections, Memorandum by Dominic Chartier Dated November 8, 2011, 16 p.

SRK, 2012, Dvoinoye Feasibility Study: Sampling and Data Verification Sections, Memorandum by Dominic Chartier Dated February 2, 2012, Feasibility Study Appendix 3- 2, SRK Sampling and Quality Control Report for 2011, 25 p.

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28.	DATE AND SIGNATURE PAGE

The effective date of this Technical Report entitled “Kinross Gold Corporation, Kupol Mine and Dvoinoye Mine, NI 43-101 Technical Report” is March 31, 2015.

“Signed and sealed”

John Sims, AIPG Certified Professional Geologist

Dated March 31, 2015

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